FRUTAROM
FOUNDED 1933

04054167

December 27, 2004

File No. 82-4357

RECEIVED
SEC MAIL PROCESSING
DEC 30 2004
WASH, D.C. 202 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Ladies and Gentlemen:

Re: Frutarom Industries Ltd. - Filing Pursuant to Rule 12g3-2(b)
Regarding Events on Following Dates (File No. 82-4357)

On behalf of Frutarom Industries Ltd. ("Frutarom"), an Israeli company, I am enclosing pursuant to Rule 12g3-2(b) the following item which was made or will be required to be made public pursuant to the laws of Israel, were filed or will be required to be filed with the Tel Aviv Stock Exchange and were made or will be made public by such exchange or were distributed or will be required to be distributed to the holders of the securities of Frutarom:

Immediate reports dated July 7, 2003 through December 21, 2004

Changes in the holdings of interested parties in Frutarom Industries Ltd. during the period above

Quarterly reports: 2003, three quarters of 2004

Please acknowledge receipt of this letter and the enclosed material by stamping and returning a copy of the letter in the stamped, self addressed envelope enclosed.

Sincerely,

Eyal Shohat, Adv.
Corporate Secretary

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

RECEIPT ACKNOWLEDGED:
By: ________________

____

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

December 21, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding the call for a general meeting

1. On December 1, 2004, it was decided to call for a general meeting to be held on Tuesday, December 28, 2004 at 10:00 a.m. at the Company's offices, 32 Pinchas Rosen St., Herzlia.

2. The record date, if any, for eligibility to participate in and vote at the meeting, is December 23, 2004.

3. Agenda (see attachment)

4. Legal quorum: The legal quorum for holding the meeting is the presence of at least two shareholders possessing at least one third of the Company's issued equity, within one half hour of the time set for the meeting to open.

5. In the absence of a legal quorum, the meeting will be postponed to January 4, 2005 at 10:00 a.m. at the Company's offices, 32 Pinchas Rosen St., Herzlia.

6. The proposed Articles of Association, indemnification agreement, correction to immediate report dated December 21, 2004, immediate report dated December 3, 2004, and proposed versions decisions may be reviewed at the Company's offices at 25 HaShaish Street, Haifa, (tel. 04-846 2401, fax 04-872 2517) from Sunday-Thursday, during normal office hours.

Sincerely yours,

Eyal Shohat

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD. ("THE COMPANY")
Additional Notice Regarding Call for Annual General Meeting of the Shareholders of the Company

In accordance with the Companies Regulations (Publication of notice regarding general meeting and meeting in a public company) – 2000 and the Securities Regulations (transactions between a company and a controlling interest) - 2001

Further to the Company's immediate report dated December 21, 2004 regarding correction to the immediate report dated December 3, 2004 according to the Securities Regulations (transactions between a company and a controlling party) – 2001, and further to a notice regarding the call for an Annual General Meeting of the Shareholders of the Company dated December 3, 2004, additional notice is hereby given regarding the Annual General Meeting of the Shareholders of the Company to be held on January 28, 2004 at 10:00 a.m., at the Company's offices at 32 Pinchas Rosen St., Herzlia, with the following agenda.

The Company hereby gives notice of a correction to proposals 4-7 of the agenda for the general meeting as publicized on December 3, 2004, as stated below. The remainder of the items on the agenda, their proposed decisions and the majority required for their approval remain unchanged:

4. Approving the Procurement of Directors and Officers Insurance for directors and officers who do not serve on behalf of the controlling shareholder, ICC Industries Inc. in accordance with the resolutions of the Audit Committee and the Board of Directors of the Company of December 1, 2004 and December 19, 2004 in the matter, and in accordance with the provisions of the Companies Law

   Proposed resolution

   4.1 The Company will be entitled from time to time and subject to any applicable law, to insure its officers and directors who do not serve on behalf of the controlling shareholder, ICC Industries Inc., in whole or in part, against any liability he/she may incur in their capacity as an officer for any action taken in such capacity as an officer in any of the following:

      4.1.1 Breach of duty of care towards the Company or any other person.
      4.1.2 Breach of fiduciary care towards the Company, provided that the officer acted in good faith and had a reasonable basis for assuming that the action would not harm the Company's good.
      4.1.3 Monetary liability incurred in favor of another person.

   4.2 To approve the procurement of an insurance policy on terms and coverage as will be determined by the Company's management and in accordance with the recommendation of the Company's insurance consultant. The Company's management will be authorized to renew and/or extend, as may be required, from time to time, the insurance policy and expand the coverage provided by it for directors and officers who do not serve on behalf of the controlling shareholder, ICC Industries Inc., in accordance with the following framework rules:

4.2.1 The insurance policy may provide for collective insurance to the Company and to its subsidiaries, and in addition to the directors and officers of the Company, the directors and officers of the subsidiaries may also be insured.

4.2.2 If the insurance policy will provide collective insurance as described above, the cost of the annual premium will be divided proportionally between the different subsidiaries, in accordance with the decision of the Company's management and taking into account the recommendation of the Company's insurance consultant.

4.2.3 The annual premium for the insurance policy will not exceed US$ 200,000.

4.2.4 The annual coverage under the insurance policy will be not less than US$ 30 million. In the event of claims against directors and officers of the Company as well as of subsidiaries in amounts exceeding the annual coverage, the amount of indemnification received from the insurance companies will be divided among the companies for their directors and officers in proportion to their contribution to the annual premium.

5. Approving the provision regarding an indemnification and exculpation agreement with its directors and officers who do not serve on behalf of the controlling shareholder, ICC Industries Inc., in accordance with the resolutions of the Audit Committee and Board of Directors of the Company of December 1, 2004 and December 19, 2004, and in accordance with the provisions of the Companies Law.

Proposed resolution:

5.1 To approve the provision regarding the Company entering into an indemnification agreement with each of its directors and/or officers who do not serve on behalf of the controlling shareholder, ICC Industries Inc. In accordance with the instructions of the proposed Articles of Association, the Company will be entitled to enter into indemnification agreements with any of its directors and officers, within the framework of which the officer will receive, subject to applicable law, full or partial indemnification against any liability or expenditure he/she may incur in such capacity and as further detailed below:

5.1.1 Monetary liability imposed in favor of another person by a decision of the court, including a decision in mitigation or arbitration procedures approved by the court.

5.1.2 Reasonable litigation costs, including legal fees which the officer incurred or was ordered by the court to pay in a procedure submitted against him by the Company or in its name by another person.

5.1.3 A criminal indictment of which the officer was acquitted or a criminal indictment in which the officer was found liable of an offense that does not require criminal intent.

The indemnification will be limited to events that, in the opinion of the Board, can be foreseen and to amounts that are reasonable in the Board of Directors opinion. The amount of the indemnification paid to the directors and officers under the indemnification and exculpation agreement in each case will not exceed an accumulated amount equal to 25% of the Company's self equity at the time the indemnification is actually paid to the officer, as appears in the Company's last financial reports (reviewed or audited). The full list of events, indemnification and exculpation terms and the amounts of indemnification are as set forth in the indemnification agreement.

5.2 To approve, in accordance with the provisions of the proposed Articles of Association, the provisions of the Companies Law and under the indemnification agreement and as stated therein, the Company's right to exculpate a director or officer who do not serve on behalf of the controlling shareholder, ICC Industries Inc., before or after the occurrence giving rise to his liability, wholly or partially, for damage suffered by the Company due to the officer's breaching his duty of care towards the Company.

6. Approving the indemnification, exculpation and insurance arrangements set forth in the proposed Articles of Association in accordance with Section 262 of the Companies Law; approving the procurement of directors and officers insurance and approving the Company's entering into indemnification and exculpation agreements in accordance with the terms set forth in Section 4 and 5 above, for each of the Board members specified in each of the sections 7.1 through 7.4 below, who act on behalf of ICC Industries Inc., the controlling shareholder in the Company, in accordance with the resolutions of the Audit Committee and the Board of Directors in this matter and in accordance with the provisions of the Companies Law.

Proposed resolution

6.1 To approve the insurance arrangements set forth in the proposed Articles of Association in accordance with Section 262 of the Companies Law, according to which the Company will be entitled to enter into insurance agreements with its directors and officers, and to approve the procurement of directors and officers insurance in accordance with the terms set forth in Section 4.1 and 4.2 above, for each of the Board members specified in each of the sections 7.1 through 7.3 below, who act on behalf of ICC Industries Inc., the controlling shareholder in the Company.

6.2 To approve the indemnification arrangements set forth in the proposed Articles of Association in accordance with Section 262 of the Companies Law, according to which the Company will be entitled to enter into indemnification agreements with its directors and officers, and to approve the Company's entering into indemnification agreements in accordance with the terms set forth in Sections 4 and 5 above, for each of the Board members specified in each of the sections 7.1 through 7.3 below, who act on behalf of ICC Industries Inc., the controlling shareholder in the Company.

6.3 To approve the exculpation arrangements set forth in the proposed Articles of Association in accordance with Section 262 of the Companies Law, according to which the Company will be entitled to enter into exculpation agreements with its directors and officers, and to approve the Company's entering into exculpation agreements in accordance with the terms set forth in Sections 4 and 5 above, for each of the Board members specified in each of the sections 7.1 through 7.3 below, who act on behalf of ICC Industries Inc., the controlling shareholder in the Company.

7. To appoint the appointees in the proposed resolution below to serve as directors in the Company until the end of the annual general meeting of the Company for the year 2005.

Proposed resolution

To appoint the following as the members of the Board of the Company until the end of the Annual General Meeting of the Company for 2005:

7.1 Dr. John Farber
7.2 Mr. John Oram
7.3 Mrs. Maya Farber
7.4 Mr. Ori Yehudai
7.5 Mr. Hans Abderhalden.

Personal Interest in the Above Resolutions

Each of the Board members of the Company specified in Sections 7.1 through 7.3 above, who acts on behalf of ICC Industries Inc., the controlling shareholder in the Company, has a personal interest in the resolutions set forth above in Section 6 by virtue of being the controlling party and officers of ICC Industries Inc., the controlling shareholder in the Company.

Majority Required to Approve the Above Resolutions

A. The affirmative vote of a regular majority of the holders of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the proposed resolutions set forth in Sections 4 through 5 and 7 above on the Agenda at the Annual General Meeting, including in any adjourned meeting.

B. The affirmative vote required to approve the proposed resolutions set forth in Sections 6.1-6.3 above on the Agenda at the Annual General Meeting, including in any adjourned meeting, is a special majority in accordance with Section 275 of the Companies Law, as follows:

   1. The affirmative vote will include at least one third of the votes cast by shareholders of the Company or their representatives who do not have a personal interest in the proposed resolution, and who are present at the Annual General Meeting (abstained votes will not be included in counting the total votes of shareholders); or alternatively
   2. The total votes of the shareholders set forth in Section B1 above cast against the proposal, will not exceed 1% of the voting rights in the Company.

Eligibility

1. In accordance with Section 182(b) of the Companies Law, any person who is a shareholder in the Company as at December 23, 2004 (hereinafter: "the Record Date") will be entitled to participate in and vote at the General Meeting, personally or through a proxy according to a power of attorney to be deposited at the Company's offices at least 48 hours before the time of the Meeting. In the absence of detailed instructions regarding the manner of voting, the proxy will be entitled to vote at his own discretion.
2. In accordance with the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at a General Meeting) – 2000 (hereinafter: "the Voting Regulations") a shareholder whose shares are registered with a member of the Tel Aviv Stock Exchange Ltd. and whose shares are included in the shares listed in the shareholders list in the name of the Nominee Company, and who is interested in voting at the General Meeting, will present the Company with a certificate regarding his ownership of the shares at the Record Date, in accordance with Form 1 of the stated Voting Regulations.

The legal quorum for holding the Meeting is the presence of at least two shareholders who are present in person or by proxy, holding shares conferring in the aggregate at least one third of the

voting power of the Company, within one half hour of the time at which the Meeting is determined to be held.

If a legal quorum is not present within one half hour of the time determined for beginning the Meeting, the Meeting will be adjourned to Tuesday, January 4, 2005 at 10:00 a.m. in the Company's offices at 32 Pinchas Rosen Street, Herzlia. If a legal quorum is not present within one half hour of the time of the adjourned Meeting, the Meeting will take place with whatever number of shareholders is present.

The proposed Articles, indemnification agreement, correction to the immediate report dated December 21, 2004, immediate report dated December 3, 2004, and proposed decisions may be reviewed at the Company's offices at 25 HaShaish Street, Haifa, from Sunday-Thursday, during normal office hours.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

December 21, 2004

SEC MAIL PROCESSING
RECEIVED
DEC 30 2004
WASH, D.C. 202 SECTION

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report on transaction between the Company and a controlling interest
Complementing the report submitted on December 3, 2004

Main details added/completed:
Limiting the amount of the indemnification paid to directors and officers by virtue of the indemnification and exculpation agreement so as not to exceed in any event an accumulated amount equal to 25% of the Company's equity when actually giving indemnification to an officer, as appears in the Company's last financial reports.

1. This is a complementary immediate report on a transaction between the Company and a controlling interest (attached).

2. Date of transaction's approval by the Board of Directors: December 1, 2004.

3. Type of transaction:

   a. Indemnification, exculpation and/or insurance

4. Date of general meeting: December 28, 2004

5. Record date for eligibility to participate in general meeting: December 23, 2004

6. Details of Company representative for handling report on transaction: Eyal Shohat, Esq., Legal Counsel and Company Secretary, 25 HaShaish St., Haifa, tel. 04-846 2401, fax 04-872 2517.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM INDUSTRIES LTD.
Immediate Report to Correct an Immediate Report dated December 3, 2004
According to the Securities Regulations
(Transaction between a Company and a Controlling Party) – 2001

At the Company's request, a correction to the immediate report of the Company regarding a transaction of the Company with a controlling interest dated December 3, 2004, submitted in accordance with the Security Regulations (Transaction between a Company and a Controlling Party) – 2001 is hereby submitted.

1. Significance and brief description of the correction

   1.1 It is hereby clarified that the Company's entering into an indemnification and exculpation agreement (as defined in the previous report) with each of the Company's directors and officers in accordance with the decision of the Audit Committee and the Board of Directors of the Company in the matter dated December 1, 2004 is in accordance with the instructions of the Proposed Articles for adoption within the framework of the general meeting of the Company that has been called for December 28, 2004, and dependent on the adoption of the Proposed Articles by the required majority as stated in the previous report.

   1.2 It is hereby clarified that in accordance with the instructions of the indemnification and exculpation agreement, full or partial indemnification will be given to the officers, subject to the limits of the law, for liability placed upon him due to an action he took by virtue of being a director and/or officer in the Company, as stated in Section 2.2 of the previous report, as long as he executed these actions in good faith.

   1.3 It is hereby clarified that the instructions of the indemnification and exculpation agreement are in agreement with the instructions of Section 263 of the Companies Law – 1999.

   1.4 In view of the decision of the Audit Committee and the Board of Directors of the Company dated December 19, 2004, the following condition will be added to the conditions of the indemnification and exculpation agreement as described in Section 2.2 of the previous report:

   The amount of the indemnification paid to the directors and officers under the terms of the indemnification and exculpation agreement will not in any case exceed an accumulated sum equal to 25% of the Company's equity capital at the time the indemnification is actually given to an officer, as appears in the last financial reports (reviewed or audited) of the Company.

2. Name of the controlling shareholder who has a personal interest in this transaction and the substance of this matter

   Each of the following members of the Board of Directors of the Company: Dr. John Farber, Mr. John Oram, Mrs. Maya Farber and Ms. Sandra Farber, who serve on behalf of ICC Industries Inc., the controlling shareholder in the Company, has a personal interest in the transactions mentioned above.

The personal interest of Dr. John Farber, Mr. John Oram, Mrs. Maya Farber and Ms. Sandra Farber derives from their being controlling shareholder in ICC Industries Inc., the controlling shareholder in the Company. About 50.54% of the Company's equity and its voting rights are held (whether directly or indirectly through ICC Handels AG) by ICC Industries Inc., which is controlled by the Farber family. Dr. John Farber is married to Mrs. Maya Farber. Ms. Sandra Farber is the couple's daughter. Dr. John Farber serves as the Chairman of the Board of the Company since 1996 and is also Chairman of ICC Industries Inc., the controlling shareholder in the Company. Mr. John Oram serves a member of the Board of the Company since 1996 and as president of ICC Industries Inc., the controlling shareholder in the Company. Mrs. Maya Farber serves as a member of the Board of Directors of the Company since 1996 and is a member of the Board of ICC Industries Inc., the controlling shareholder. Ms. Sandra Farber serves as a member of the Board of Directors of the Company since 1998 and also serves as a member of the Board of Directors of ICC Industries Inc., the controlling shareholder in the Company.

3. The consideration involved in the engagement and how it was set

The coverage under the indemnification agreement will be granted to each of the members of the Board without consideration.

4. Names of the directors who have a personal interest in the proposed transactions

Each of the members of the Board of Directors of the Company: Dr. John Farber, Mr. John Oram, Mrs. Maya Farber, Ms. Sandra Farber, Mr. Ori Yehudai, Mr. Hans Abderhalden, Mr. Gil Leidner, and Mr. Uzi Netanel, has a personal interest in the abovementioned transactions.

The personal interest of the members of the Board of Directors arises from their being beneficiaries under the Company's commitment to give exculpation and indemnification in advance and retroactively as stated in the indemnification agreement that is brought for approval, and from the proposed directors compensation.

5. Approvals required for executing the proposed transactions

On December 1, 2004 and on December 19, 2004, the above stated engagements were approved by the Company's Audit Committee and Board of Directors. The proposed engagements in Section 1 require the approval of the General Meeting which has been called as stated in Section 7 below.

6. Brief review of the Audit Committee and Board of Directors of the Company's reasons for approving the transactions described above

6.1 To limit the amount of the indemnification to a total equal to 25% of the Company's self equity, a popular and accepted practice.

6.2 To prevent the officers from personally bearing the commitments of the Company and of its subsidiaries, and to ensure a safer working environment for officeholders, as they act within the framework of their position and authorities in good faith, which will enable them to act freely to the good of the Company, and that taking into consideration the risk involved in the officeholder's activity, in the Company's fields and scopes of activity, the

Company being a public company traded in Israel, and also taking into consideration the Company's intention to raise capital through a share issue to foreign investors in a stock exchange overseas.

6.3 Giving a commitment in advance for indemnification of officers and for liability insurance for officers are a common procedure for companies of a size similar to the Company.

6.4 Entering into the transactions as stated above will strengthen the relations between the officers of the Company and the Company and enable to Company to easily ensure the choice of and receipt of services from officeholders that the Company finds suitable.

6.5 The amounts of the indemnification set in the indemnification agreement were chosen carefully following thorough discussion and found to be reasonable in view of the Company's current fields and scopes of activity.

6.6 The events for which the Company commits to grant the officers indemnification were also chosen carefully and found to be those that could reasonably be forecast considering the Company's fields of activity.

6.7 The commitments to exculpation and indemnification will be given to all of the directors in the Company on equal terms and in accordance with the instructions of the Proposed Articles (in parallel with liability insurance with directors in the Company, which will also be given equally to all of the directors).

6.8 In giving the commitments to exculpate and indemnify the Company serves as a serve insurer and thereby saves the significant financial costs involved in paying an insurance company for an increased liability limit for the directors in the Company.

7. The general meeting, the record date, the required quorum, and eligibility to vote

7.1 The general meeting to approve the proposed engagements in Section 1 above will be held on December 28, 2004 at 10:00 a.m. in the Company's offices at 32 Pinchas Rosen St., Herzlia, and all as stated in the notice published on December 3, 2004 in accordance with the Companies Law (notice of a general meeting and a class meeting in a public company) – 2000 and in the correction to the notice publicized at the same time as this immediate report.

7.2 The record date in accordance with Section 182(b) of the Companies Law will apply such that all those who are shareholders in the Company at the end of the trading day on the Tel Aviv Stock Exchange on December 23, 2004 will be entitled to participate in the meeting and vote at it personally or by proxy, according to an appointment letter that will be deposited at the Company's offices at least 48 hours before the time of the meeting. In the absence of specific instructions regarding the manner of voting, the proxy will be entitled to vote as he sees fit.

7.3 The legal quorum for holding the meeting is the presence of at least two shareholders holding shares conferring in the aggregate at least one third of the issued equity of the Company, within one half hour of the time at which the meeting is determined to be held.

7.4 If a legal quorum is not present within one half hour, the meeting will be adjourned to January 4, 2005 at 10:00 a.m. in the Company's offices at 32 Pinchas Rosen Street, Herzlia. If a legal quorum is not present within one half hour of the time of the adjourned meeting, the meeting will take place with whatever number of shareholders is present.

7.5 The majority required to approve the transactions stated in Section 1 above is as follows:

7.5.1 For the purpose of approving the resolution required as relates to Section 1 above, for the following members of the Board: Mr. Ori Yehudai, Mr. Hans Abderhalden, Mr. Gil Leidner, and Mr. Uzi Netanal, who are not serving on behalf of ICC Industries Inc., the controlling shareholder in the Company, a regular majority of the shareholders present and voting at the meeting is necessary.

7.5.2 In addition, for the purpose of the resolution required as related to Section 1 above, for the following members of the Board of the Company: Dr. John Farber, Mr. John Oram, Mrs. Maya Farber, and Ms. Sandra Farber, who serve on behalf of ICC Industries Inc., the controlling shareholder in the Company, a special majority is required in accordance with the instructions of Section 275 of the Companies Law, as follows:

7.5.2.1 The affirmative vote will include at least one third of the votes cast by shareholders of the Company who do not have a personal interest in the approving the resolution, and who are present at the Annual General Meeting (abstained votes will not be included in counting the total votes of shareholders); or alternatively

7.5.2.2 The total votes of the shareholders set forth in Section 7.5.2.2 above cast against the proposal, will not exceed 1% of the voting rights in the Company.

8. Details of transactions of the type proposed in the last two years

The Company possesses directors and officers insurance for directors and officers in the Company. Presently, the current insurance is valid until August 1, 2005 and grants insurance in a liability limit of US$ 5 million. Subject to approval of the decision in Section 2.3 of the previous notice, the policy will be adapted and/or replaced with a suitable policy.

9. Authority of the (Israeli) Securities Exchange Commission

In accordance with Regulation 10 of the Regulations, the Securities Exchange Commission or an employee so empowered, is authorized within 21 days from the day this report is submitted to instruct the Company to give by a determined date an explanation, details, news and documentation relating to the transactions that are the subject of this report, and to instruct the Company to make a corrective report in a manner and date to be determined.

10. Representative of the Company regarding the report

The Company's representative regarding this report is Eyal Shohat, Esq., Legal Counsel and Company Secretary, 25 HaShaish St., Haifa (tel. 04-846 2401, fax 04-872 2517).

12. Perusal of documentation

The report and a copy of any document relating to the transactions that the are subject of the report, including documents that were presented to the Audit Committee and Board of Directors within the framework of their discussion and decision making in this matter, are available for the perusal of shareholders at the Company's offices at 25 HaShaish Street, Haifa (tel. 04-846 2401, fax 04-872 2517), from Sunday-Thursday by advance notice and during normal office hours, until the date of the general meeting as stated in Section 8 above.

Sincerely,

Eyal Shohat, Esq.
Legal Counsel and Company Secretary

FRUTAROM
FOUNDED 1933

December 3, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report on transaction between the Company and a controlling interest

1. This is an immediate report on a transaction between the Company and a controlling interest (attached: exemption from indemnification insurance).

2. Date of transaction's approval by the Board of Directors: December 1, 2004.

3. Type of transaction:

   a. Conditions of service and employment of a controlling interest
   b. Indemnification, exculpation and/or insurance

4. Date of general meeting: December 28, 2004

5. Record date for eligibility to participate in general meeting: December 23, 2004

6. Details of Company representative for handling report on transaction: Eyal Shohat, Esq., Legal Counsel and Company Secretary, 25 HaShaish St., Haifa, tel. 04-846 2401, fax 04-872 2517.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

FRUTAROM INDUSTRIES LTD.
Immediate Report According to the Securities Regulations
(Transaction between a Company and a Controlling Party) – 2001

1. Company name
   Frutarom Industries Ltd. ("the Company")

2. Brief description of the transaction and main conditions

   2.1 Replacement of the Company's existing Articles of Association with a new one ("the Proposed Articles"), which includes all instructions regarding the Company's entering into arrangements for exculpation, indemnification and insurance for directors and officers in the Company in accordance with the instructions of Section 262(b) of the Companies Law – 1999 ("Companies Law"), in the version attached to this report as Appendix A ("the Proposed Articles").

   2.2 The Company's entering into an agreement for exculpation and indemnification with each of the Company's directors and officers and in accordance with the decision of the Audit Committee and the Board of Directors of the Company in the matter dated December 1, 2004 and in accordance with the instructions of the Companies Law and the Proposed Articles, in the version attached to this report as Appendix B ("the Indemnification and Exculpation Agreement").

   Within the framework of the Indemnification and Exculpation Agreement, the officeholder will receive, subject to the limitations of the law, full or partial indemnification, for liability placed upon him due to an action taken by virtue of his being a director and/or officer, as detailed below:

   a. Monetary liability imposed in favor of another person by a decision of the court, including a decision in mitigation or arbitration procedures approved by the court.
   b. Reasonable litigation costs, including legal fees which the officer incurred or was ordered by the court to pay in a procedure submitted against him by the Company or in its name by another person.
   c. A criminal indictment of which the officer was acquitted or a criminal indictment in which the officer was found liable of an offense that does not require criminal intent.

   The indemnification will be limited to events that, in the opinion of the Board, can be foreseen and to amounts that are reasonable in the Board of Directors opinion. The total indemnification to be given varies according to the type of event eligible for indemnification and ranges between US$ 10 million to the total determined at US$ 45 million. The full list of events, indemnification and exculpation terms and the amounts of indemnification for each event are as set forth in the indemnification agreement.

   Subject to the limits of the Companies Law and the Proposed Articles, within the framework of the indemnification and exculpation agreement and as state therein, the Company exculpates, in advance, the members of its Board and its officers of all

responsibility to it for damage that may be caused it due to director's or officer's breach of care towards to the Company.

2.3 Procurement of officers and directors insurance according to the decision of the Audit Committee and the Board of Directors of the Company dated December 1, 2004 in the matter and in accordance with the instructions of the Companies Law and the Proposed Articles.

Procurement of the insurance will enable the Company to insure the responsibility of the members of its Board and its officeholders for liability placed upon any of them due to an action taken by virtue of his being an officer, as detailed below:

a. Breach of duty of care towards the Company or any other person.
b. Breach of fiduciary care towards the Company, provided that the officer acted in good faith and had a reasonable basis for assuming that the action would not harm the Company's good.
c. Monetary liability incurred in favor of another person.

The Company will be entitled to procure insurance in the conditions and coverage total as may be decided by the management of the Company and according to the recommendation of the Company's insurance consultant. The Company's management is entitled and authorized to renew and/or extend the insurance policy, as needed, from time to time, and to increase the coverage for the directors and officers given by it in accordance with the following guidelines:

a. The insurance policy may provide for collective insurance to the Company and to its subsidiaries, and in addition to the directors and officers of the Company, the directors and officers of the subsidiaries may also be insured.
b. If the insurance policy will provide collective insurance as described above, the cost of the annual premium will be proportionally divided between the different subsidiaries, in accordance with the decision of the Company's management and taking into account the recommendation of the Company's insurance consultant.
c. The annual premium for the insurance policy will not exceed US$ 200,000.
d. The annual coverage under the insurance policy will be not less than US$ 30 million. In the event of claims against directors and officers of the Company as well as directors of subsidiaries in amounts exceeding the annual coverage, the amount of indemnification received from the insurance companies will be divided among the companies for their directors and officers in proportion to their contribution to the annual premium.

2.4 Payment of compensation to all of the directors in the Company according to the maximum amount in accordance with the Companies Regulations (rules regarding compensation and expenses to external directors) – 2001 ("Compensation Regulations"), which today stands at level D in the Compensation Regulations, as may be updated from time to time according to the rise in the Consumer Price Index as defined in the Compensation Regulations.

The compensation to be paid to each of the members of the Board serving on behalf of ICC Industries Inc., the controlling shareholder in the Company, and who have a personal interest in the transaction described below, is identical to the compensation to

be paid to each of the other members of the Board and will be, as stated, at level D in the Compensation Regulations.

3. Name of the controlling shareholder who has a personal interest in this transaction and the substance of this matter

Each of the following members of the Board of Directors of the Company: Dr. John Farber, Mr. John Oram, Mrs. Maya Farber and Ms. Sandra Farber, who serve on behalf of ICC Industries Inc., the controlling shareholder in the Company, has a personal interest in the transactions mentioned above.

The personal interest of Dr. John Farber, Mr. John Oram, Mrs. Maya Farber and Ms. Sandra Farber derives from their being controlling shareholder in ICC Industries Inc., the controlling shareholder in the Company. About 50.2% of the Company's equity and its voting rights are held (whether directly or indirectly through ICC Handels AG) by ICC Industries Inc., which is controlled by the Farber family. Dr. John Farber is married to Mrs. Maya Farber. Ms. Sandra Farber is the couple's daughter. Dr. John Farber serves as the Chairman of the Board of the Company since 1996 and is also Chairman of ICC Industries Inc., the controlling shareholder in the Company. Mr. John Oram serves a member of the Board of the Company since 1996 and as president of ICC Industries Inc., the controlling shareholder in the Company. Mrs. Maya Farber serves as a member of the Board of Directors of the Company since 1996 and is a member of the Board of ICC Industries Inc., the controlling shareholder. Ms. Sandra Farber serves as a member of the Board of Directors of the Company since 1998 and also serves as a member of the Board of Directors of ICC Industries Inc., the controlling shareholder in the Company.

4. The consideration involved in the engagement and how it was set

The insurance coverage under the insurance policy and the indemnification agreement are granted to each of the members of the Board of Directors without consideration. The compensation presented for approval and which will be paid to each of the members of the Board of Directors as stated in Section 2.4 will be paid to them in consideration for the service they grant the Company within their positions as directors.

5. Names of the directors who have a personal interest in the proposed transactions

Each of the members of the Board of Directors of the Company: Dr. John Farber, Mr. John Oram, Mrs. Maya Farber, Ms. Sandra Farber, Mr. Ori Yehudai, Mr. Hans Abderhalden, Mr. Gil Leidner, and Mr. Uzi Netanel, has a personal interest in the abovementioned transactions.

The personal interest of the members of the Board of Directors arises from their being beneficiaries under the Company's directors and officers insurance that is brought for approval, and by virtue of their benefiting both from the Company's commitment to give exculpation and indemnification in advance and in retroactively as stated in the indemnification agreement that is brought for approval, and from the proposed directors compensation.

6. Approvals required for executing the proposed transactions

On December 1, 2004, the above stated engagements were approval by the Company's Audit Committee and Board of Directors. The proposed engagements require the approval of the General Meeting which has been called as stated in Section 8 below.

7. Brief review of the Audit Committee and Board of Directors of the Company's reasons for approving the transactions described above

7.1 To prevent the officers from personally bearing the commitments of the Company and of its subsidiaries, and to ensure a safer working environment for officeholders, as they act within the framework of their position and authorities in good faith, which will enable them to act freely to the good of the Company, and that taking into consideration the risk involved in the officeholder's activity, in the Company's fields and scopes of activity, the Company being a public company traded in Israel, and also taking into consideration the Company's intention to raise capital through a share issue to foreign investors in a stock exchange overseas.

7.2 Giving a commitment in advance for indemnification of officers and for insurance for officers are a common procedure for companies of a size similar to the Company.

7.3 Entering into the transactions as stated above will strengthen the relations between the officers of the Company and the Company and enable to Company to easily ensure the choice of and receipt of services from officeholders that the Company finds suitable.

7.4 The amounts of the indemnification set in the indemnification agreement were chosen carefully following thorough discussion and found to be reasonable in view of the Company's current fields and scopes of activity.

7.5 The events for which the Company commits to grant the officers indemnification were also chosen carefully and found to be those that could reasonably be forecast considering the Company's fields of activity.

7.6 The commitments to exculpation and indemnification will be given to all of the directors in the Company on equal terms and in accordance with the instructions of the Proposed Articles (in parallel with liability insurance with directors in the Company, which will also be given equally to all of the directors).

7.7 In giving the commitments to exculpate and indemnify the Company serves as a serve insurer and thereby saves the significant financial costs involved in paying an insurance company for an increased liability limit for the directors in the Company.

8. The general meeting, the record date, the required quorum, and eligibility to vote

8.1 The general meeting to approve the proposed engagements in Section 2 above will be held on December 28, 2004 at 10:00 a.m. in the Company's offices at 32 Pinchas Rosen St., Herzlia, and all as stated in the notice published on December 2, 2004 in accordance with the Companies Law (notice of a general meeting and a class meeting in a public company) – 2000.

8.2 The record date in accordance with Section 182(b) of the Companies Law will apply such that all those who are shareholders in the Company at the end of the trading day on the Tel Aviv Stock Exchange on December 23, 2004 will be entitled to participate in the meeting and vote at it personally or by proxy, according to an appointment letter that will be deposited at the Company's offices at least 48 hours before the time of the meeting. In the absence of specific instructions regarding the manner of voting, the proxy will be entitled to vote as he sees fit.

8.3 The legal quorum for holding the meeting is the presence of at least two shareholders holding shares conferring in the aggregate at least one third of the issued equity of the Company, within one half hour of the time at which the meeting is determined to be held.

8.4 If a legal quorum is not present within one half hour, the meeting will be adjourned to January 4, 2005 at 10:00 a.m. in the Company's offices at 32 Pinchas Rosen Street, Herzlia. If a legal quorum is not present within one half hour of the time of the adjourned meeting, the meeting will take place with whatever number of shareholders is present.

8.5 The majority required to approve the transactions stated in Section 2 above is as follows:

8.5.1 For the purpose of approving the resolution required as relates to Section 2.1 above, for the members of the Board mentioned above who are not serving on behalf of ICC Industries Inc., the controlling shareholder in the Company, a special majority of at least 75% of the shareholders present and voting at the meeting is necessary.

8.5.2 For the purpose of approving the resolution required as relates to Sections 2.2 and 2.3 above, for the following members of the Board: Mr. Ori Yehudai, Mr. Hans Abderhalden, Mr. Gil Leidner, and Mr. Uzi Netanal, who are not serving on behalf of ICC Industries Inc., the controlling shareholder in the Company, a regular majority of the shareholders present and voting at the meeting is necessary.

8.5.3 In addition, for the purpose of the resolution required as related to Sections 2.1, 2.2 and 2.3 above, for the following members of the Board of the Company: Dr. John Farber, Mr. John Oram, Mrs. Maya Farber, and Ms. Sandra Farber, who serve on behalf of ICC Industries Inc., the controlling shareholder in the Company, a special majority is required in accordance with the instructions of Section 275 of the Companies Law, as follows:

8.5.3.1 The affirmative vote will include at least one third of the votes cast by shareholders of the Company who do not have a personal interest in the approving the resolution, and who are present at the Annual General Meeting (abstained votes will not be included in counting the total votes of shareholders); or alternatively

8.5.3.2 The total votes of the shareholders set forth in Section 8.5.3.1 above cast against the proposal, will not exceed 1% of the voting rights in the Company.

8.5.4 For the purpose of approving the resolution required as relates to Sections 2.4 above, a regular majority of the shareholders present and voting at the meeting is required in accordance with, among others, the instructions of Regulation 1B of the Companies Law (mitigation in transactions with interested parties) – 2000.

9. Details of transactions of the type proposed in the last two years

The Company possesses directors and officers insurance for directors and officers in the Company. Presently, the current insurance is valid until August 1, 2005 and grants insurance in a liability limit of US$ 5 million. Subject to approval of the decision in Section 2.3 above, the policy will be adapted and/or replaced with a suitable policy.

10. Authority of the (Israeli) Securities Exchange Commission

In accordance with Regulation 10 of the Regulations, the Securities Exchange Commission or an employee so empowered, is authorized within 21 days from the day this report is submitted to instruct the Company to give by a determined date an explanation, details, news and documentation relating to the transactions that are the subject of this report, and to instruct the Company to make a corrective report in a manner and date to be determined.

11. Representative of the Company regarding the report

The Company's representative regarding this report is Eyal Shohat, Esq., Legal Counsel and Company Secretary, 25 HaShaish St., Haifa (tel. 04-846 2401, fax 04-872 2517).

12. Perusal of documentation

The report and a copy of any document relating to the transactions that the are subject of the report, including documents that were presented to the Audit Committee and Board of Directors within the framework of their discussion and decision making in this matter, are available for the perusal of shareholders at the Company's offices at 25 HaShaish Street, Haifa (tel. 04-846 2401, fax 04-872 2517), from Sunday-Thursday by advance notice and during normal office hours, until the date of the general meeting as stated in Section 8 above.

Sincerely,

Eyal Shohat, Esq.
Legal Counsel and Company Secretary

THE COMPANIES LAW
A LIMITED LIABILITY COMPANY

ARTICLES

OF

Frutarom Industries Ltd.

AS AMENDED AND RESTATED ON _____ , 2004

TABLE OF CONTENTS

PERLIMINARY

1. General Provisions

(a) Interpretation. (i) In these Articles the following terms shall bear the meaning ascribed to them below:

These "Articles" shall mean these Articles of Association, as originally adopted and as they may from time to time be amended.

The "Board" shall mean the Company's Board of Directors.

The "Company" shall mean Frutarom Industries Ltd.

The "Companies Law" shall mean the Companies Law, 5759-1999.

"Director" shall mean a member of the board of directors of the Company.

"Legal Requirements" shall mean all applicable laws, statutes, rules, regulations, orders, ordinances and requirements of all foreign, national, departmental and municipal governments;

The "Memorandum" shall mean the Memorandum of Association of the Company, as originally registered and as it may from time to time be amended.

The "Ordinance" shall mean the Companies Ordinance [New Version], 5743-1983.

"Ordinary Resolution" shall mean a resolution adopted at a General Meeting in accordance with Article 24(a).

"Ordinary Shares" shall mean the Ordinary Shares of the Company, par value NIS1.00 per share.

"External Director" shall mean a director of the Company qualified and elected in accordance with Part 6, Chapter 1 Title E of the Companies Law.

(ii) Terms and expressions used in the Articles and not defined herein, shall bear the same meaning as in the Companies Law in force on the date when the Articles first become effective.

(iii) Sections 2, 4, 5, 6, 7, 8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of the Articles.

(iv) The captions in the Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation of any provision hereof.

(v) Subject to the context, words and expressions importing the masculine gender shall include the feminine gender and the singular shall include the plural.

(b) Application of Companies Law. The provisions of the Companies Law shall apply other than with respect to matters for which these Articles provide otherwise in accordance with the Companies Law.

(c) Amendments. Subject to any other provision contained, these Articles, or any provision thereof, may be amended, cancelled or replaced at any time by an Ordinary Resolution.

2. Purposes. Without limiting the purposes set out in the Memorandum, the Company may engage in any lawful business. The Company may also extend donations in reasonable amounts and for proper cause, including where the grant of such donation does not fall within business considerations.

3. Limitation of Liability. The liability of the shareholders of the Company for any and all debts and obligations of the Company of any kind is limited by their shares. Accordingly no shareholder shall be liable to the Company or its creditors by virtue of being a shareholder of the Company in excess of the amounts for which such shares were subscribed and unpaid for.

SHARE CAPITAL

4. Authorized Share Capital. The Authorized share capital of the Company is NIS100,000,000_(one hundred million New Israeli Shekels divided into 100,000,000 Ordinary Shares, of par value NIS 1.00per share.

5. Alteration of Authorized Share Capital. The Company may, from time to time, by an Ordinary Resolution:

(a) Increase its share capital in an amount it thinks expedient by the creation of new shares. The power to increase the share capital may be exercised by the Company whether or not all of the shares then authorized have been issued and whether or not all of the shares theretofore issued have been called up for payment. Such Ordinary Resolution shall set forth the amount of the increase, the number of the new shares created thereby, their nominal value and class, and may also provide for the rights, preferences or deferred rights that shall be attached to the newly created shares and the restrictions to which such shares shall be subject;

(b) Consolidate all or any of its issued or unissued share capital and divide same into shares of nominal value larger than the one of its existing shares;

(c) Subdivide all or any of its issued or unissued share capital, into shares of nominal value smaller than the one stipulated in these Articles; provided, however, that the proportion between the amount paid and the amount unpaid on each share which is not fully paid-up shall be retained in the subdivision;

(d) Cancel any shares which, as at the date of the adoption of the Ordinary Resolution, have not been issued or agreed to be issued, and thereby reduce the amount of its share capital by the aggregate nominal value of the shares so canceled; or

(e) Subject to any approval or consent required by law, reduce its share capital in any manner whatsoever.

(f) With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, by (i) issuing, in contemplation of, or subsequent to such consolidation or other action, such shares or fractional shares

sufficient to preclude or remove fractional share holdings; or (ii) by causing the transfer of fractional shares by certain shareholders to other shareholders so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article.

SHARES

6. Rights Attached to Shares.

(a) Unless otherwise stipulated in these Articles, same rights, obligations and restrictions shall be attached to all the shares of the Company regardless of their denomination or class

(b) The rights attached to any class may be modified or abrogated by the consent in writing of the holders of the majority of the issued shares of such class or by the adoption of an Ordinary Resolution approving same modification or abrogation at a separate General Meeting of the holders of the shares of such class. The provisions of these Articles relating to General Meeting of the Company shall apply, *mutatis mutandis*, to any separate General Meeting of the holders of the shares of a specific class, provided, however, that, subject to the provisions regarding the adjournment of General Meetings, the requisite quorum at any such separate General Meeting shall be one, but if there are more than one shareholder holding shares of such class – then at least two or more, members present in person or by proxy and holding not less than fifty percent (50%) of the outstanding shares of such class.

(c) The creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed, for purposes of Article 6(b), a modification or abrogation of rights attached to shares of such class or of any other class.

7. Issuance of Shares.

(a) Issuance of shares shall be under the control of the Board, which, up to the authorized share capital of the Company, shall have the exclusive authority to issue shares, in whole or in part, otherwise dispose of them, issue securities or other instrument convertible into shares or grant options to acquire shares, to such persons and on such terms and conditions as the Board may think fit.

(b) Without derogating from the foregoing, the Board may decide, subject to any applicable Legal Requirements, to authorize payment by the Company of a commission to any person for a subscription or an agreement to subscribe, unconditionally or otherwise, for any share, and it shall be permissible to pay or settle the payment of such commission in cash or in shares, paid for in full or in part, or a combination of both.

8. Share Certificates.

(a) Each shareholder shall be entitled to receive from the Company one share certificate in respect of all of the shares of any class registered in his name in the Register of Shareholders or, if approved by the Board or any person designated by the Board for such purpose, several share certificates, each for one or more of such Shares.

(b) Each share certificate issued by the Company shall be numerated, denote the class and serial numbers of the shares represented thereby and the name of the owner thereof as registered on the

Register of Shareholders, and may also specify the amount paid-up thereon. A share certificate shall be signed by: (i) two members of the Board; or (ii) one member of the Board and the Company's secretary.

(c) A share certificate denoting two or more persons as joint owners of the shares represented thereby shall be delivered to the person first named on the Register of Shareholders in respect of such joint ownership.

(d) A share certificate defaced or defective, may be replaced upon being delivered to the Company and being cancelled. A share certificate lost or destroyed may be replaced upon furnishing of evidence to the satisfaction of the Board or any person designated by the Board for such purpose proving such loss or destruction and subject to the submission to the Company of an indemnity letter and/or securities as the Board or such person may think fit. A shareholder requesting the replacement of a share certificate shall bear all expenses incurred by the Company in connection with the provisions of this Article.

9. Registered Owner. The Company shall be entitled to treat the person registered on the Register of Shareholders as the holder of any share, as the absolute owner thereof, and accordingly, shall not be bound to acknowledge any trust or other right, whether at law or in equity, of any other person to or in respect of such share. Notwithstanding the foregoing, the Board may recognize beneficial owners of shares, if and to the extent that it is so required under Legal Requirements and subject to submission of by the person claiming such beneficial ownership of sufficient proof to the satisfaction of the Board or as may be required under applicable Legal Requirements.

10. Calls on Shares.

(a) With the approval of the Board, the Company may, from time to time, make calls upon shareholders to make payment of any amount of the consideration of their shares not yet paid, provided same amount is not, by the terms of issuance of same shares, payable at a definite date. Each shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and places(s) designated in such call. Unless otherwise stipulated in the resolution of the Board, each payment with respect to a call shall be deemed to constitute a pro-rata payment on account of all of the Shares of such shareholder in respect of which such call was made.

(b) A call shall be made in writing and shall be delivered to the shareholder(s) in question not less than fourteen (14) days prior to the date of payment stipulated therein. Prior to the due date stipulated in the call the Company, with the approval of the Board, may, by delivering a written notice to the shareholder(s), revoke such call, in whole or in part, postpone the designated date(s) of payment or change the designated place of payment.

(c) If, according to the terms of issuance of any share, any amount is due at a definite date, such amount shall be paid on same date, and the holder of same share shall be deemed, for all intents and purposes, to have duly received a call in respect of such amount.

(d) The joint holders of a shares shall be bound jointly and severally to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

(e) Any amount not paid when due shall bear an interest from its due date until its actual payment at a rate equal to the prevailing annual LIBOR . The provisions of this Article 10(e) shall in no way deprive the Company of, or derogate from any other rights and remedies the Company may have against such shareholder pursuant to the Articles or Legal Requirements.

(f) With the approval of the Board, the Company may agree to accept prepayment by any shareholder of any amount due with in respect to his shares, and may direct the payment of interest for such prepayment at a rate as may be agreed upon between the Company and such shareholder.

(g) Upon the issuance of shares, the Board may stipulate similar or different terms with respect to the payment of the consideration thereof by their respective holders.

11. Forfeiture and Surrender

(a) If any shareholder fails to pay when due any amount payable pursuant to a call, or interest thereon as provided for herein, the Company may, by a resolution of the Board, at any time thereafter, so long as said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. All expenses incurred by the Company with respect to the collection of any such amount or interest, including, inter-alia, attorneys' fees and costs of legal proceedings, shall be added to, and shall constitute a part of the amount payable to the Company in respect of such call for all purposes (including the accrual of interest thereon).

(b) Upon the adoption of a resolution of forfeiture, the Board shall cause the delivery of a notice thereof to the shareholder in question. Same notice shall specify that, in the event of failure to pay the entire amount due within the period stipulated in the notice (which period shall be not less than fourteen (14) days), same failure shall cause, ipso facto, the forfeiture of the shares. Prior to the expiration of such period, the Board may extend the period specified in the notice of forfeiture or nullify the resolution of forfeiture, but such nullification shall not estop nor derogate from the power of the Board of Directors to adopt a further resolution of forfeiture in respect of the non-payment of said amount.

(c) Whenever shares are forfeited as herein provided, all dividends declared in respect thereof and not actually paid shall be deemed to have been forfeited together with the Shares.

(d) The Company, by a resolution of the Board, may accept the voluntary surrender by any shareholder of all or any part of his shares.

(e) Any shares forfeited or surrendered as provided herein shall thereupon constitute the property of the Company, and may be reissued or otherwise disposed of as the Board may think fit.

(f) Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be obliged to pay to the Company all amounts at the time of forfeiture or surrender due to the Company with respect thereof, including interest and expenses as aforesaid until actual repayment, whether the maturity date of same amounts is on or prior to the date of forfeiture or surrender or at any time thereafter, and the Company, with the approval of the Board in its discretion, may enforce payment of such amounts or any part thereof. In the event of such forfeiture or surrender, the Company, by a resolution of the Board, may accelerate the maturity date(s) of any or all amounts then owed to the Company by same shareholder and not yet due, in respect of such shares, whereupon all of such amounts shall forthwith become due and payable.

(g) The Company, with the approval of the Board may, at any time before any share so forfeited or surrendered shall have been reissued or otherwise disposed of to a third party, nullify the forfeiture or the acceptance of the surrender on such conditions as it thinks fit, but such nullification shall not estop nor derogate from the power of the Board to re-exercise its powers of forfeiture pursuant to this Article 11.

12. Lien.

(a) The Company shall have, at all times, a first and paramount lien upon all the shares registered in the name of each shareholder on the Register of Shareholders, upon all the dividends declared in respect of such Shares and upon the proceeds of the sale thereof, as security for such shareholder's Obligations. For the purposes of this Article 12, the term "Obligations" shall mean any and all present and future amount of the consideration of such shareholder's shares not yet paid to the Company .

(b) Should a shareholder fail to fulfil any or all of his Obligations, the Company may enforce the lien, after such shareholder was provided with a period of fourteen (14) days so as to fulfill the Obligations so breached. Subject to Article 12(c) below, the net proceeds of such sale shall be applied in payment of such sum due to the Company or to the fulfillment of the Obligation, and the remainder (if there shall be any) shall be paid to the shareholder.

(c) A shareholder shall be obliged to reimburse the Company for all expenses thereby incurred with respect to the enforcement of a lien upon same shareholder's Shares, and such obligation shall be secured by the Shares which are subject to same lien.

13. Sale of Shares after Forfeiture or Surrender or in Enforcement of Lien. Upon any sale of shares after forfeiture or surrender or in the course of enforcement of a lien, the Company may appoint any person to execute an adequate instrument of transfer or any other instrument required to effect the sale, and shall be entitled to register the purchaser on the Register of Shareholders as the holder of the shares so purchased. The purchaser shall not be obliged to check the regularity of the proceedings of forfeiture, surrender or enforcement of a lien or the use that was made with the consideration thereby paid with respect to the shares. As of the entry of the purchaser's name in the Register of Shareholders in respect of such shares, the validity of the sale shall not be rebuttable, and the sole remedy of any person aggrieved by the sale shall be in damages, and against the Company solely.

14. Redeemable Shares. Subject to any Legal Requirement, the Company may issue redeemable shares and redeem the same.

TRANSFER OF SHARES

15. Transfer of Shares.

(a) Effectiveness and Registration. A transfer of title to shares, whether voluntarily or by operation of law, shall not confer upon the transferee any rights whatsoever towards the Company unless and until such time as the transfer has been recorded in the Register of Shareholders.

(b) Record Date. Notwithstanding any contrary provision of these Articles, in order that the Company may determine the shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or be entitled to receive payment of any dividend or other distribution or allotment of any rights, or be entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board may fix in advance a record date which shall not be more than sixty (60) nor less than four (4) days before the date of such meeting (or any longer or shorter period permitted by law), and not more than sixty days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting, unless the Board fixes a new record date for the adjourned meeting.

16. Procedure of Voluntary Transfer of Shares. A shareholder desiring to transfer to another person title to his or her Shares, or any part thereof, shall deliver to the Company a notice to that effect accompanied by an instrument of transfer, in a form to be prescribed by the Board, duly executed by such shareholder, which form will be substantially similar to the following:

Deed of Transfer of Shares

I do hereby transfer to _________, of ____________ (hereinafter called the "transferee") ________ share(s) having par value of NIS __ each numbered _____ until _____ inclusive in Frutarom Industries Ltd., to hold unto the transferee, his executors, administrators, and assigns, subject to the several conditions on which I held the same at the time of the execution hereof; and I, the transferee, do hereby agree to take the said share (or shares) subject to the conditions aforesaid.

As witness we have hereunto set our hands the ___ day of _____, 200_.

Transferee	Transferor
Witness to the Transferee's Signature	Witness to the Transferor's Signature

17. Procedure on Transfer of Shares by Operation of Law. Any person becoming entitled to shares of the Company by operation of law who desires to be registered as a shareholder in respect thereof in the Register of Shareholders, shall furnish the Company with evidence, to the satisfaction of the Board or any person designated by the Board for such purpose, of his title to the shares.

18. [Reserved]

GENERAL MEETINGS

19. Annual General Meeting. An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place as may be determined by the Board.

20. Special General Meeting.

(a) All General Meetings other than Annual General Meetings shall be called "Special General Meetings".

(b) The Board may, whenever it thinks fit, convene a Special General Meeting, and shall be obliged to do so upon receipt of a requisition in writing in accordance with the provisions of the Companies Law.

(c) Shareholders of the Company may not convene a General Meeting except as provided in the Companies Law.

21. Notice of General Meetings.

(a) Not less than twenty-one (21) days prior to any General Meeting, a written notice thereof shall be delivered to all holders of record of voting shares of the Company. Such notice shall specify the place, the day and the hour of the General Meeting the general nature of the matters to be discussed thereat and such other information required under applicable law.

(b) The accidental omission to give notice of a General Meeting, or the non-receipt of a notice by a shareholder entitled to receive notices of General Meeting, shall not invalidate the proceedings of such General Meeting.

(c) A shareholder entitled to receive notices of General Meeting may waive such right, or the right to receive twenty-one (21) days' prior written notice, generally or in respect of a specific General Meeting, and shall be deemed to have waived such right with respect to the time and place of any General Meeting at which he was present.

(d) Notwithstanding the foregoing provisions of this Section 21, the Company may, in accordance with Section 69(b) of the Companies Law, decide not to deliver written notices to its holders of record of voting shares prior to any General Meeting, in which case the provisions of Section 2(b) of the Companies Regulations promulgated under the Companies Law in connection with notices for General Meetings will apply.

22. Quorum.

(a) Two or more shareholders, present in person, by proxy or by voting card when the meeting proceeds to business, and holding shares representing in the aggregate 33 1/3% (thirty three percent and one third of a percent) or more of the total voting power attached to the shares then outstanding, shall constitute a quorum at General Meeting.

(b) If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall stand adjourned to the same day in the next week, at the same time and place, or any other time and place as the Board may designate in a notice to the shareholders. The requisite quorum at an adjourned General Meeting shall be:

(i) if the original meeting was convened upon requisition by shareholders pursuant to the Companies Law - the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and

(ii) in any other case - one or more shareholders, present in person or by proxy, holding at least one share.

At an adjourned General Meeting the only businesses to be considered shall be those matters which might have been lawfully considered at the General Meeting originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the General Meeting originally called.

23. Chairman. The chairman of the General Meeting shall be the Chairman, if any, of the Board, or any other person appointed by the Board for such purpose, or, if the Chairman of the Board or such other person are not present within fifteen (15) minutes from the time designated for the opening of the meeting, or are unwilling to serve as its Chairman, then the shareholders present at the meeting may, by Ordinary Resolution, appoint a chairman of the meeting. The Chairman of any General Meeting shall have no additional or casting vote.

24. Adoption of Resolutions at General Meetings.

(a) Unless otherwise required by law, all resolutions by the General Meeting will be adopted by an Ordinary Resolution. An Ordinary Resolution shall be deemed adopted at a General Meeting if the majority of the votes attached to the shares voted on such resolution, whether in person, by proxy or by voting card, were cast for the approval of such resolution.

(b) Any proposed resolution put to vote at a General Meeting shall be decided by a written ballot.

(c) A declaration by the Chairman of the General meeting that a proposed resolution has been adopted or rejected, shall constitute a prima facie evidence of the adoption or rejection, respectively, of same resolution, and no further proof verifying the contents of such declaration or the number or proportion of the votes recorded in favor of or against such resolution shall be required.

25. [Reserved]

26. Voting Power. Subject to the provisions of Article 27(a) below, every shareholder shall have one vote for each share registered in his name on the Register of Shareholders, regardless of its denomination or class.

27. Attendance and Voting Rights at General Meetings.

(a) No shareholder shall be entitled to be present or vote at a General Meeting (or be counted as part of the quorum thereat) unless all amounts due as at the date designated for same General Meeting with respect to his shares were paid.

(b) A corporate body being a shareholder of the Company and entitled to vote and/or attend at a General Meeting may exercise such rights by authorizing any person, whether in general or for a specific General Meeting, to be present and/or vote on its behalf. Upon the request of the Chairman of the General Meeting, a written evidence of such authorization and its validity (in a form acceptable to the Chairman) shall be furnished thereto.

(c) A shareholder entitled to vote and/or attend at a General Meeting may appoint a proxy, whether in general or for a specific General Meeting, to exercise such rights, as follows:

(1) The appointment of a proxy shall be in writing and shall be in the following form or in any other form approved by the Board:

"I, the undersigned, ______________________________
(name of shareholder)

being a shareholder of ______________________________
(name of the Company)

appoint ____ of
(name of proxy)

____
(address of proxy)

as my proxy to attend and vote on my behalf at [any General Meeting of the Company] [the General Meeting / Special General Meeting of the Company to be held on the ___day of _______, ___] and at any adjournment thereof.

Signed this ___ day of ________, _____.

__________________________."

(signature of shareholder)

(2) The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be presented to the Chairman at the opening of the meeting at which the person named in the instrument proposes to vote or be delivered to the Company (at its Registered Office, at its principal place of business, or at such place as the Board of Directors may specify) not less than forty-eight (48) hours before the time fixed for such meeting.

(3) Unless expressly permitted in the appointing instrument, a proxy may not delegate his powers to any other person.

(4) A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such meeting prior to such vote being cast.

(5) An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under this Article for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in clause (2) above, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this clause (5) at or prior to the time such vote was cast.

(d) A shareholder entitled to vote and/or attend at a General Meeting and is legally incapacitated, may exercise such rights by his custodian.

(e) If two or more persons are registered as joint owners of any Share, the right to attend at a General Meeting, if attached to such share, shall be conferred upon all of the joint owners, but the right to vote at a General Meeting and/or the right to be counted as part of the quorum thereat, if attached to such Share, shall be conferred exclusively upon the senior amongst the joint owners attending the General Meeting, in person or by proxy; and for this purpose seniority shall be determined by the order in which the names stand on the Register of Members.

BOARD OF DIRECTORS

28. Powers of Board of Directors.

(a) The Board shall be vested with the exclusive authority to exercise all of the Company's powers which are not, by the Companies Law, these Articles or any applicable law, required to be exercised by a resolution in a General Meeting.

(b) Without derogating from the above, the management of the business of the Company shall be vested exclusively in the Board.

29. Exercise of Powers of the Board of Directors.

(a) The powers conferred upon the Board shall be vested in the Board as a collective body, and not in each one or more of the directors individually, and all such powers may be exercised by the Board by adopting resolutions in accordance with the provisions of these Articles.

(b) A resolution shall be deemed adopted at a meeting of a Board, whether in person or by using a conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time, if supported by a majority of the directors attending such meeting, and entitled to vote on such resolution.

(c) A resolution in writing, including executed counterparts thereof transmitted by facsimile, which was agreed upon by all the directors then in office and entitled to vote on such resolution, shall be deemed to have been adopted unanimously by the Board in a meeting duly convened and held on the date on which the last of the directors to sign affixed his signature thereto.

30. Committees of Directors.

(a) Subject to any contrary provision of the Companies Law, the Board may delegate any or all of its powers to committees, each consisting of two or more directors. The Board may, from time to time, revoke or alter the powers so delegated. Each committee shall, in the exercise of the powers so delegated, conform to any regulations and conditions prescribed by the Board upon the delegation or at any other time.

(b) The provisions of the Articles with respect to the meetings of the Board, their convening, adoption of resolutions thereat and adoption of resolutions in writing and others

shall apply, *mutatis mutandis*, to the meetings of any such committee, unless otherwise prescribed by the Board.

31. Number of Directors. The Board shall consist of a number ranging between five and twenty directors (including the External Directors), until otherwise prescribed by an Ordinary Resolution.

32. Appointment and Removal of Directors.

(a) Directors, other than External Directors, shall be elected at the Annual General Meeting by an Ordinary Resolution, and each such Director shall serve until the end of the next Annual General Meeting or General Meeting at which such Director was elected and new directors are elected and are qualified for office, unless his office is vacated earlier pursuant to these Articles or the Companies Law.

(b) Shareholders at a General Meeting may by an Ordinary Resolution remove from office any Director(s), other than an External Director, and may fill any vacancy, however created, in the Board. Shareholders may remove an External Director in accordance with the provisions of the Companies Law.

(c) The Directors shall at any time and from time to time have the power to appoint any other person as a Director, whether to fill a vacancy or whether in addition to those of their body, provided that the total number of Directors does not exceed the maximum number permitted under Article 31 above. Any Director so appointed shall hold office until the end of first General Meeting convened after such appointment and may be re-elected.

33. Qualification of Directors. Subject to qualifications required for an External Directors, no person shall be disqualified to serve as a director by reason of his not holding shares in the Company or by reason of his having served as director in the past.

34. Vacation of Director's Office.

The office of a director shall be vacated:

(1) Upon his death;

(2) On the date at which he is declared a bankrupt or, if the director is a corporation – on the date at which a liquidation order was issued in respect thereof;

(3) On the date he is declared legally incapacitated;

(4) On the date stipulated therefor in a written notice of resignation by such Director delivered to the Company or upon its delivery to the Company, whichever is later;

(5) On the expiration of the term of his or her office, or removal, in accordance with the provisions of Article 32 above; or

(6) For an External Director, in addition to clauses (1) through (4) above, in accordance with the applicable provisions of the Companies Law.

35. Remuneration of Directors. No director shall be paid any remuneration by the Company for his services as director unless otherwise will be prescribed by the Board, and to the extent same shall be prescribed, and subject to the provisions of the Companies Law. Notwithstanding the foregoing, subject however to the provisions of the Companies Law, the directors will be reimbursed for reasonable out of pocket expenses incurred in the course of performance of their duties as directors, as approved by the Board.

36. Conflict of Interest.

(a) A Director knowing that he has, directly or indirectly, an interest in any existing or proposed transaction to which the Company is a party, or in which the Company has an interest, shall notify the Company thereof, specifying the nature of such interest in the transaction.

(b) A Director shall not be disqualified from holding his office by virtue of having an interest in any such transaction, but he shall not be entitled to attend a meeting whereat such transaction is considered (or to be counted as part of the quorum present thereat), or to express an opinion in the matter; nor shall he be entitled to vote in favor or against such transaction or in respect of any matter relating thereto, all unless and to the extent permitted under the Companies Law.

(c) A Director may hold any other office at the Company, whether with or without remuneration, and may enter into an agreement with the Company with respect to the terms of his appointment to such office. The provisions of Article 36(b) shall apply to any meeting of the Board whereat such appointment and/or its terms are considered and/or determined, and to all acts of the Board of Directors with respect thereto.

(d) A Director may be engaged by the Company in rendering professional services to the Company, whether with or without remuneration, and may enter into an agreement with the Company with respect to the terms of his engagement. The provisions of Article 36(b) shall apply to any meeting of the Board whereat such engagement and/or its terms are considered and/or determined, and to all acts of the Board of Directors with respect thereto.

37. [Reserved]

38. Meetings of the Board of Directors. Subject to Articles 39 and 40 below, the Board may meet, adjourn its meetings and otherwise determine and regulate such meetings and their proceedings as it deems fit.

39. Convening Meeting of the Board of Directors.

(a) The Chairman of the Board may, at any time, convene a meeting of the Board, and shall be obliged to do so upon receipt of a written demand from any one of the Directors then in office. In the event there is no such Chairman or a meeting of the Board was not convened to a date which is no later than ten (10) days following the delivery of such written demand, the Director requesting the meeting may convene a meeting of the Board. Convening a meeting of the Board shall be made by delivering a notice thereof to all of the directors not later than seven (7) days prior to the date thereof, or, in emergencies, a shorter period determined by the Chairman as reasonably necessary in the circumstances. Such notice shall specify the

exact time and place of the meeting so called and the general nature of the business to be considered thereat.

(b) The accidental omission to give notice of a meeting, or the non-receipt of notice by any director, shall not invalidate the proceedings of such meeting.

(c) A Director may waive his right to receive notice of any meeting, or to receive prior notice as aforesaid, in general or in respect of a specific meeting, and shall be deemed to have waived such right with respect to any meeting at which he was present.

40. Quorum.

(a) Three Directors then in office and entitled to vote at the meeting of the Board called for shall constitute a quorum thereat. No business shall be considered or determined at any meeting of the Board unless the requisite quorum is present when the meeting proceeds to business.

(b) If within half an hour from the time appointed for the meeting of the Board, a quorum is not present, the Board meeting shall stand adjourned to the same day in the next week, at the same time and place (or within a shorter period of at least three days if the Chairman of the Board shall determine in good faith that the urgency of the matter for which such meeting was convened can not sustain a week's delay). The requisite quorum at an adjourned meeting of the Board shall be those Directors who are present thereat. At an adjourned meeting of the Board the only business to be considered shall be those matters which might have been lawfully considered at the meeting of the Board originally called if a requisite quorum had been present.

41. Chairman of the Board of Directors. The Board may from time to time elect one of its members to be the Chairman of the Board, remove such Chairman from office and appoint another in his place. The Chairman of the Board shall preside at every meeting of the Board, but if there is not such Chairman, or if he is not present or he is unwilling to take the chair at any meeting, the Directors present shall elect one of their number to be the chairman of such meeting. The Chairman shall have no additional or casting vote.

42. Validity of Acts of Directors Despite Defects. All acts done bona fide at any meeting of the Board, or of a committee of the Board shall, notwithstanding that it may afterwards be discovered that there was a defect in the appointment or qualification of the participants thereat, or any of them, be as valid as if there was no such defect.

GENERAL MANAGER

43. <u>General Manager.</u>

(a) The Board may, from time to time, appoint one or more persons, whether or not directors, as General Manager(s) of the Company or a similar title, either for a definite period or without any limitation of time, and may confer powers, authorities and rights and/or impose duties and obligations upon such person or persons and determine his or their salaries as the Board may deem fit, all subject to the provisions of the Companies Law.

(b) Notwithstanding the provisions of any agreement between the General Manager and the Company, the Company shall be vested with the power, exercisable by a resolution of the Board and subject to the provisions of the Companies Law, to remove the General Manager from his office or to revoke or alter his powers, authorities, rights, duties, obligations or salary.

MINUTES

44. <u>Minutes.</u>

(a) The proceedings of each General Meeting, meeting of the Board and meeting of committee of the Board shall be recorded in the minutes of the Company. Such minutes shall set forth the names of the persons present at every such meeting and all resolutions adopted thereat and shall be signed by the chairman of that meeting.

(b) All minutes purporting to be executed and signed as aforesaid, shall constitute evidence that the meeting was duly convened and held and as recorded in the minutes, unless proven otherwise.

DIVIDENDS AND PROFITS

45. <u>Declaration of Dividends.</u>

(a) The Board may from time to time declare interim or final dividend at a rate as the Board may deem fit considering the profits of the Company and as permitted by applicable law.

(b) Subject to any special or restricted rights conferred upon the holders of shares as to dividends, all dividends shall be declared and paid in accordance with the paid-up capital of the Company attributable to the shares in respect of which the dividends are declared and paid. The paid-up capital attributable to any share (whether issued at its nominal value, at a premium or at a discount), shall be the nominal value of such share; provided, however, that if the entire consideration for same share was not yet paid to the Company, the paid-up capital attributable thereto shall be such proportion of the nominal value as the amount paid to the Company with respect to the share bears to its full consideration.

(c) Notice of the declaration of dividends shall be delivered to all those entitled to such dividends.

46. Rights to Participate in the Distribution of Dividends.

(a) Subject to special rights with respect to the Company's profits to be conferred upon any person pursuant to these Articles and further subject to the provisions of these Articles with respect to reserved funds and special funds, all the profits of the Company may be distributed among the shareholders entitled to participate in the distribution of dividends.

(b) Notwithstanding the foregoing, a share shall not attribute the right to participate in the distribution of dividends which were declared prior to the date of its actual issuance.

(c) The purchase by the Company of its own shares from any one or more shareholders shall not be considered as dividend, shall not entitle any other shareholders to have their shares purchased by the Company and shall not otherwise be subject to the provisions of these Articles relating to dividends.

47. Interest on Dividends. The Company shall not be obliged to pay, and shall not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fails to collect same or to provide the Company the necessary information for the payment thereof, or if the Company is for any other reason unable to pay the dividend to such shareholder.

48. Payment of Dividends. Subject to Article 49, a declared dividend may be paid by a check made to the order of the person entitled to receive such dividend (and if there are two or more persons entitled to the dividend in respect of the same share – to the order of any one of such persons) or to the order of such person as the person entitled thereto may direct in writing. Same check shall be sent to the address of the person entitled to the dividend, as notified to the Company.

49. Payment in Specie.

(a) The Company may, at the decision of the Board, pay dividends, wholly or in part, by the distribution of specific assets of the Company and/or by the distribution of fully paid-up shares and/or debentures of the Company and/or of any other company, or in any combination of such manners.

(b) In order to give effect to any resolution in connection with distribution of dividends, or distribution of property, fully paid-up shares or debentures, the Board may resolve any difficulty that shall arise with distribution as it shall deem necessary, especially to issue certificates for fractional shares and to determine the value of certain property for purposes of distribution, and to decide that payment in cash shall be made to the shareholders on the basis of the value decided for that purpose.

50. Setting-Off Dividends. The Company's obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any amount then due and payable to the Company by the person entitled to receive the dividend. The provisions

contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to the Articles or any applicable law.

51. Unclaimed Dividends.

(a) Dividends unclaimed by the person entitled thereto within thirty (30) days after the date stipulated for their payment, may be invested or otherwise used by the Company for its own account, as it deems fit, until claimed; and the Company shall not be deemed a trustee in respect thereof.

(b) Dividends unclaimed within a period of two (2) years from the date stipulated for their payment, shall be forfeited and shall revert to the Company, unless otherwise directed by the Board.

52. Reserves and Funds.

(a) The Board may, before declaring a distribution of dividends, determine to set aside out of the profits of the Company or out of an assets revaluation fund and carry to reserve or reserves such sums as it deems fit, and direct the designation, application and use of such sums. The Board may further determine that any such sums which it deems prudent not to distribute as dividends will not be set aside for reserve, but shall remain as such at the disposal of the Company.

(b) The Board may, from time to time, direct the revaluation of the assets of the Company, in whole or in part, and the creation of an assets revaluation fund out of the revaluation surplus, if any.

53. Capitalization of Profits.

(a) Upon the recommendation of the Board, the Company may determine by an Ordinary Resolution at a General Meeting that it is desirous of capitalizing all or any part of the sums or assets allocated to the credit of any reserve fund or to the credit of the profit and loss account or being otherwise distributable as dividends (including sums or assets received as premiums on the issuance of shares or debentures), and direct accordingly that such sums or assets be released for distribution amongst the shareholders who would have been entitled thereto if distributed by way of dividends and in the same proportion; provided that same sums or assets be not paid in cash or in specie but be applied for the payment in full or in part of the unpaid consideration of the issued shares held by such shareholders and/or for the payment in full of the consideration (as shall be stipulated in said resolution) for shares or debentures of the Company to be issued to such shareholders subsequent to the date of said resolution, credited as fully paid up.

(b) In the event a resolution as aforesaid shall have been adopted, the Board shall make all adjustments and applications of the moneys or assets resolved to be capitalized thereby, and shall do all acts and things required to give effect thereto. The Board may authorize any person to enter into an agreement with the Company on behalf of all shareholders entitled to participate in such distribution, providing for the issuance to such shareholders of any shares or debentures, credited as fully paid, to which they may be entitled upon such capitalization or for the payment on behalf of such shareholders, by the application thereto of the proportionate part of the moneys or assets resolved to be capitalized, of the amounts or any part thereof remaining

unpaid on their existing shares, and any agreement made under such authority shall be effective and binding upon all such shareholders.

ACCOUNTS AND AUDIT

54. Accounts and Audit.

(a) The Board shall cause books of accounts of the Company to be kept, and periodic financial reports of the Company to be prepared, as required by applicable law. The account books shall be kept in the Company's Registered Office or at such other place as the directors deem fit and they shall also be open for inspection by the directors.

(b) The Board shall determine from time to time, in any specific case or type of case, or generally, whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company, or any of them, shall be open for inspection by the shareholders, and no shareholder, not being a director, shall have any right of inspecting any account book or document of the Company except as conferred by law or authorized by the Board or by the Company in a general meeting.

(c) Once a year, and to the extent practicably possible, at the Annual General Meeting, the Board shall submit before the General Meeting annual audited financial reports of the Company, prepared as required by applicable law, for the end of such fiscal year and for the fiscal year then ended. Such financial reports shall be accompanied by a report from the Board with respect to the situation of the Company's business and the amount they declare as a dividend (if any).

55. Independent Accountant. The appointment, authorities, rights and duties of the independent accountant of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the independent accountant the shareholders in a General Meeting may, by Ordinary Resolution, act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors to fix such remuneration subject to such criteria or standards as may be provided for in such Ordinary Resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such independent accountant.

SUPPLEMENTARY REGISTERS

56. Authority to keep Supplementary Registers. Subject to and in accordance with the provisions of the Companies Law and to all orders and regulations issued thereunder, the Company may cause supplementary registers to be kept in any place outside Israel as the Board may think fit, and, subject to all applicable requirements of law, the Board may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

STAMP AND SIGNATURES

57. The Company's Stamp.

(a) The Company shall have an official stamp.

(b) The Company may keep an official stamp for documents made for foreign purposes, and may authorize, from time to time, a person appointed for this purpose to make use of such stamp.

58. The Company's Signature.

(a) A document shall be deemed signed by the Company upon the fulfillment of all of the following:

(1) the Company's stamp was stamped thereon by a person or persons authorized therefor by the Board, or it bears the name of the Company in print or handwritten in capitalized letters;

(2) it bears the signature of one or more persons authorized therefor by the Board;

(3) the act of the person or persons authorized by the Board as aforesaid was within such person's or persons' authority and without deviation therefrom.

(b) An authorization of one or more persons by the Board to sign on a document on behalf of the Company shall be deemed to include the authority to stamp the Company's stamp thereon, unless otherwise provided by the Board

(c) An authorization by the Board as provided in Article 58(b) may be for a specific document or for a certain sort of documents or for all the Company's documents or for a definite period of time or for an unlimited period of time, and may be given to persons who are not directors, officers or employees of the Company, provided that any such authority may be terminated by the Board, at will.

(d) The provisions of this Article shall apply both to the Company's documents executed in Israel and the Company's documents executed abroad.

NOTICES

59. (a) A notice to a shareholder may be served, as a general notice to all shareholders, by publication in one of the daily Hebrew newspapers of general circulation appearing in Israel and in one daily English language newspaper of general circulationas the Company will determine, and otherwise in such manner as may be required under applicable Legal Requirements, but in place of the publication of general notice as aforesaid, notice may be served in Company's web site or on filings on the web, and/or on each shareholder individually or by hand or by post to the registered address of such shareholders. The date of such publication in the newspaper shall be deemed to be the date of service on all the shareholders .A notice served on a shareholder not sent by post but left at the shareholder's address as appearing in the Register of Shareholders, shall be deemed duly served on the third day following the day when the envelope containing it was dispatched. A declaration in writing of person authorized therefore by the Company or an authorized person from the Company's designated transfer agent stating that a notice was mailed to a shareholder shall suffice as evidence of the same for the purposes of this Article.

(b) Subject to applicable Legal Requirements, where a given number of days' notice, or notice extending over any period, is required to be given, the day of service shall be counted in such number of days or other period.

(c) The registered address of any shareholder shall be the address of such shareholder as appearing in the Register of Shareholders, or otherwise as such shareholder shall designate by written notice to the Company.

(d) The address of the Company for the purpose of notice shall be its registered address or the address of its principal place of business.

EXCULPATION, INDEMNITY AND INSURANCE

60. Exculpation. The Company may exculpate any "Office Holder" (as defined in the Companies Law) from his or her liability to the Company for breach of duty of care, to the maximum extent permitted by law, before or after the occurrence giving rise to such liability.

61. Indemnification.

(a) The Company may undertake with any Office Holder to indemnify such Office Holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, provided that such undertaking is limited (a) with respect to categories of events that can be expected as determined by the Board of Directors when authorizing such undertaking, and (b) with respect to such amounts determined by the Board of Directors as reasonable in the circumstances.

(b) The Company may indemnify any past or present Office Holder, to the maximum extent permitted by law, with respect to any past occurrence, whether or not the Company is obligated under any agreement to indemnify such Office Holder in respect of such occurrence.

62. Insurance. The Company may procure, and/or undertake to procure, insurance covering any past or present or future Office Holder against any liability which he or she may incur in such capacity, including insurance covering the Company for indemnifying such Office Holder, to the maximum extent permitted by law.

63. Limitations on Exculpations, Indemnity and Insurance. Articles 60-62 above notwithstanding, the Company shall not procure insurance, indemnify or exculpate any Office Holder with respect to his/her liability in any events as to which the Company is prohibited under law to provide such insurance, indemnification or exculpation, as the case may be.

64. Indemnity and Insurance of Others. In addition to the provisions of the proceeding Article 60-63, and subject to the provisions of the Companies Law and any other applicable laws, the Company may exculpate, indemnify, may undertake to indemnify, and may enter into an agreement for the insurance of the liability of, any other person or entity who is not an Office Holder.

WINDING UP

65. Distribution of Assets.

(a) In the liquidation of the Company, the entire surplus of assets and funds of the Company legally available for distribution, if any, shall be distributed

ratably to the holders of all shares of the Company (treating the Preferred Shares on an as converted basis), in each case in proportion to the nominal value of the shares then held by them; provided, however, that if the entire consideration for a share was not yet paid to the Company, the paid-up capital attributable thereto shall be such proportion of the nominal value as the amount paid to the Company with respect to the share bears to its full consideration.

(c) Whenever the distribution provided for in this Article 65 shall be payable in securities or property other than cash, the Board shall have the authority to make any determination necessary to resolve any difficulty arising in effecting such distribution, including determining the fair market value of such securities or other property, or the manner of distributing any property which can not be apportioned among the shareholders.

* * * *

FORM OF INDEMNIFICATION AGREEMENT

This Indemnification Agreement ("Agreement") is effective as of the __ day of ______, 200_ by and between [Frutarom] _________., a company incorporated under the laws of the State of Israel, with it principal offices at __________________ (the "Company"), and _______________ (the "Indemnitee"), residing at the address set forth beneath Indemnitee's signature to this Agreement.

WHEREAS, the Company and Indemnitee recognize the difficulty in obtaining full and adequate liability insurance for directors, officers, employees, agents and fiduciaries, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance;

WHEREAS, the Company and Indemnitee further recognize the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks at the same time as the costs of liability insurance have substantially increased and the availability and coverage of such insurance have severely limited, including, but not limited to, limitation under the provisions of the Companies Law, 5759-1999 and any other applicable law (the "Law");

WHEREAS, the Company desires to attract and retain the services of highly qualified individuals, such as Indemnitee, to serve the Company and, in part, in order to induce Indemnitee to continue to provide services to the Company, wishes to provide for the indemnification and advancement of expense to Indemnitee, to exculpate Indemnitee from liability to the Company, and agree to procure reasonable insurance coverage, all of the foregoing to the maximum extent permitted by law; and

WHEREAS, in view of the considerations set forth above, the Company desires that Indemnitee shall be indemnified and exculpated by the Company, and enjoy appropriate insurance coverage, all as set forth herein.

NOW, THEREFORE, the Company and Indemnitee hereby agree as follows:

1. INDEMNIFICATION.

   a. INDEMNIFICATION OF EXPENSES. The Company shall indemnify Indemnitee to the fullest extent permitted by law and subject to the limitations set forth in paragraph 1(b) if Indemnitee was or is or becomes a party to any pending or completed action, suit or proceeding whether civil, criminal (unless convicted of committing an offense which requires proof of criminal thought), arbitration or other dispute resolution process (hereinafter a "Claim") by reason of (or arising in part out of) any Indemnifiable Event (as defined below) against any and all reasonably expenses (including attorneys' fees and all other costs, expenses and obligations

reasonably incurred in connection with investigating, defending, being a witness or in participating in (including on appeal)), judgements and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) of such Claim and any taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement (collectively, hereinafter "Expenses"), including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, provided that in respect of any specific Indemnifiable Event, the Expenses for which Indemnitee may be indemnified hereunder will not exceed, individually or in the aggregate, the Limit Amount (as defined below) applicable to such Indemnifiable Event. Such payments of Expenses shall be made by the Company as soon as practicable but in any event no later than thirty (30) days after written demand by Indemnitee therefor is presented to the Company.

b. INDEMNIFIABLE EVENT; LIMIT AMOUNTS. For the purpose of this section, an Indemnifiable Event shall mean any event or occurrence falling all or in part within any one or more of the categories set forth in Exhibit A to this Agreement and related to the fact that Indemnitee is or was a director or officer of the Company, or any subsidiary of the Company (regardless of whether it was a subsidiary of the Company at the time of the event giving rise to Claim), or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of Indemnitee while serving in such capacity. The Limit Amount with respect to each such category of events described in Exhibit A is specified following its description. Each such Limit Amount shall be subject to reasonably continuing review and consideration by the Company, and may be increased, but never decreased, if the Board of Directors, with the prior approval of the Audit Committee of the Company, determines that such Limit Amount is less then the Expenses which can be reasonably expected to be incurred by Indemnitee in connection with the corresponding Indemnifiable Event. The Indemnification provided herein shall not be subject to the foregoing limitations, if and to the extent such limits are no longer required by the Law.

c. REVIEWING PARTY. Notwithstanding the foregoing: (i) the obligations of the Company under Section 1(a) shall be subject to the condition that the Reviewing Party (as described in Section 9(e) hereof) shall not have determined (in a written opinion, in any case in which the Independent Legal Counsel referred to in Section 1(d) hereof is involved) that Indemnitee

would not be permitted to be indemnified under applicable law, and (ii) the obligation of the Company to make an advance payment of Expenses to Indemnitee pursuant to Section 2(a) (an "Expense Advance") shall be subject to the condition that, if, when and to the extent that the Reviewing Party determines that Indemnitee should not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid; provided, however, that if Indemnitee has commenced or thereafter commences legal proceedings to secure a determination that Indemnitee should be indemnified under applicable law, any determination made by the Reviewing Party that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expense Advance until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed). Indemnitee's obligation to reimburse the Company for any Expense Advance shall be unsecured and no interest shall be charged thereon. If there has not been a Change in Control (as defined in Section 9(c) hereof), the Reviewing Party shall be selected by the Board of Directors, and if there has been such a Change in Control, the Reviewing Party shall be the Independent Legal Counsel referred to in Section 9(d) hereof. If there has been no determination by the Reviewing Party or if the Reviewing Party determines that Indemnitee substantively would not be permitted to be indemnified in whole or in part under applicable law, Indemnitee shall have the right to commence litigation seeking an initial determination by the court or challenging any such determination by the Reviewing Party or any aspect thereof, including the legal or factual basis therefor, and the Company hereby consents to service of process and to appear in any such proceeding. Any determination by the Reviewing Party otherwise shall be conclusive and binding on the Company and Indemnitee.

d. CHANGE IN CONTROL. The Company agrees that if there is a Change in Control of the Company then with respect to all matters thereafter arising concerning the rights of Indemnitee to payments of Expense and Expense Advances under this Agreement or any other agreement or under the Company's Memorandum or Articles of Association as now or hereafter in effect, the Company shall seek legal advice only from Independent Legal Counsel (as defined in Section 9(d) hereof) selected by the Company and approved by the Indemnitee (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent Indemnitee would be permitted to be indemnified under

applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to fully indemnify such counsel against any and all expenses (including attorney's fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

2. EXPENSES; INDEMNIFICATION PROCEDURE.

a. ADVANCEMENT OF EXPENSES. The Company shall advance all Expenses incurred by Indemnitee. The advances to be made hereunder shall be paid by the Company to Indemnitee as soon as practicable, but in any event no later than thirty (30) days after written demand by Indemnitee therefor to the Company.

b. NOTICE; COOPERATION BY INDEMNITEE. Indemnitee shall, as a condition precedent to Indemnitee's right to be indemnified under this Agreement, give the Company notice in writing as soon as practicable of any Claim made against Indemnitee for which Indemnification will or could be sought under this Agreement, provided, however, that any failure to provide such notice shall not affect Indemnitee's rights to indemnification hereunder unless and to the extent such failure to provide notice materially and adversely prejudices the Company's right to defend against such action. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown on the signature page of this Agreement (or such other address as the Company shall designate in writing to Indemnitee), or if the Indemnitee is then the Chief Executive Officer of the Company, such notice shall be directed to the Chairman of the Company's Board of Directors, at the same address. In addition, Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee's power.

c. NO PRESUMPTIONS; BURDEN OF PROOF. For purposes of this Agreement, the termination of any Claim by judgement, order, settlement (whether with or without court approval) or conviction, or upon a plea of guilty, by itself, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law. In addition, neither the failure of the Reviewing Party to have made a determination as to whether Indemnitee has met any particular standard of conduct or had any particular belief, nor an actual determination by the Reviewing Party that Indemnitee has not met such standard of conduct or did not have such belief, prior to the commencement of legal

proceedings by Indemnitee to secure a judicial determination that Indemnitee should be indemnified under applicable law, shall be a defense against Indemnitee's claim or create a presumption that Indemnitee has not met any particular standard of conduct or did not have any particular belief. In connection with any determination by the Reviewing Party or otherwise as to whether the Indemnitee is entitled to be indemnified hereunder, the burden of proof shall be on the Company to establish that Indemnitee is not so entitled.

d. NOTICE TO INSURERS. If, at the time of the receipt by the Company of a notice of a claim pursuant to Section 2(b) hereof, the Company has liability insurance in effect which may cover such Claim, the Company shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies.

e. SELECTION OF COUNSEL. In the event the Company shall be obligated hereunder to pay the Expenses of any Claim, and the Company shall have confirmed to Indemnitee in writing such obligation and that the maximum amount of Expenses that Indemnitee may incur in connection with the Claim in question will not exceed the Limit Amount in respect of such Claim, the Company shall be entitled to assume the defense of such Claim with counsel approved by Indemnitee, which approval shall not be unreasonably withheld, upon the delivery to Indemnitee of written notice of its election to do so. After delivery of such written confirmation and such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same Claim; provided, that: (i) Indemnitee shall have the right to employ Indemnitee's counsel in any such Claim at Indemnitee's expense, and (ii) if (A) the employment of counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that a potential conflict of interest between the Company and Indemnitee may arise in the conduct of any such defense, or (C) the Company shall not continue to retain such counsel to defend such Claim, then the fees and expenses of Indemnitee counsel shall be at the expense of the Company. The Company shall have the right to conduct such defense as it sees fit in its sole discretion, including the right to settle any claim against Indemnitee without the consent of the Indemnitee provided, the amount of such settlement does not

exceed the Limit Amount and any such settlement includes (i) a complete release discharge of indemnity, and (ii) does not contain any admittance of wrong doing by Indemnitee, and (iii) is monetary only.

3. ADDITIONAL INDEMNIFICATION RIGHTS; NONEXCLUSIVITY.

a. SCOPE. In the event of any change after the date of this agreement of any applicable law, statute or rule which expands the right of a corporation of the Company's state of incorporation to indemnify a member of its board of directors or an officer, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of a corporation of the Company's country or state of incorporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 8(a) hereof.

b. NONEXCLUSIVITY. The indemnification provided by this Agreement shall be in addition to any rights to which Indemnitee may be entitled under the Company's Memorandum and Articles of Association, as may from time to time be amended or replaced, any agreement, any vote of shareholders or disinterested directors, the laws of the Company's state of incorporation, or otherwise. The indemnification provided under this Agreement shall continue as to Indemnitee for any action Indemnitee took or did not take while serving in an indemnified capacity even though Indemnitee may have ceased to serve in such capacity.

4. NO DUPLICATION OF PAYMENTS. The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, the Articles or Memorandum of Association or otherwise) of the amounts otherwise Indemnifiable hereunder, except for the difference, if any, between the amounts received by the Indemnitee as aforesaid and the total Expenses incurred by Indemnitee in connection with such Claim. For the removal of any doubt, any amount received from D&O Insurance (as defined below) shall not count against any Limit Amount hereunder.

5. PARTIAL INDEMNIFICATION. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for

some or a portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled herein.

6. LIABILITY INSURANCE. As long as the Indemnitee continues to serve as a director or officer of the Company and thereafter as long as the Indemnitee may be subject to any possible proceedings, the Company shall procure directors' and officers' liability insurance to the fullest extent permitted by law ("D&O Insurance"), in such amount (per claim and per period) as the Company shall deem appropriate and in accordance to the provisions of the Law; provided, that, the Company shall have no obligation to obtain or maintain D&O Insurance if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit, or the Indemnitee is covered by similar insurance maintained by a subsidiary of the Company; provided, however, that the Company shall not terminate any existing insurance coverage without notifying the Indemnitee of its intention to do so at least ninety (90) days prior to the effective date of such termination (for this purpose the non-renewal of such coverage shall be deemed as termination thereof and the effective date of such termination shall then be the expiration date of the existing coverage).

7. EXCULPATION. To the maximum extent permitted by law, the Company hereby exculpates and releases Indemnitee from any and all liability to the Company related to any past, present and future breach by Indemnitee of his or her duty of care to the Company.

8. EXCEPTIONS. Any other provision herein to the contrary notwithstanding, the Company shall not be obligated pursuant to the terms of this Agreement:

   a. EXCLUDED ACTS AND OMISSIONS. To indemnify, insure or exculpate Indemnitee from or against any liability arising out of (i) Indemnitee's breach of fiduciary duty to the Company, unless Indemnitee has acted or omitted to act in good faith and had reasonable ground to believe such action will not harm the Company's interests, (ii) intentional or reckless breach by Indemnitee of his or her duty of care to the Company, or (iii) an action taken with the intention to unduly profit therefrom and (iv) any fine or penalty payment to propitiate an offense.

   b. CLAIMS INITIATED BY INDEMNITEE. To indemnify or advance expenses to Indemnitee with respect to Claims initiated or brought voluntarily by Indemnitee and not by way of defense, except: (i) with respect to proceedings brought to

establish or enforce a right to indemnification under this Agreement or any other agreement, or insurance policy or under the Company's Memorandum or Articles of Association now or hereafter in effect relating to Claims for Indemnifiable Events, (ii) in specific cases if the Board of Directors has approved the initiation or bringing of such suit, or (iii) as otherwise required under the laws of the Company's state of incorporation, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advance expense payment or insurance recovery, as the case may be; or

c. CLAIMS UNDER SECTION 16(B). To indemnify Indemnitee for expenses and the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any similar applicable law of any jurisdiction.

9. CONSTRUCTION OF CERTAIN PHRASES.

a. For purposes of this Agreement, references to the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors and officers, so that if Indemnitee is or was serving at the request of such constituent corporation as a director or officer, of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

b. For purposes of this Agreement, references to "other enterprises" shall include employee benefit plans; and references to "serving at the request of the Company" shall include any service as a director or officer of the Company which imposes duties on, or involves services by, such director or officer an employee benefit plan, its participants or its beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in "good faith" and in the best interests of the Company as referred to in this Agreement.

c. For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred if: (i) any person or entity, other than

a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the stockholders as a result of a transaction not otherwise constituting a Change in Control, is or becomes a "beneficial owners" (as defined in Rule 13d-3 under the U.S. Securities Act, 1933, as amended), of more securities of the Company than held immediately prior to that by any other single largest shareholder of the Company; (ii) the majority of the of the directors of the Company shall have ceased to hold such office, whether without the consent of the majority of the directors or in a settlement of an election or proxy contest, or (iii) the Company consummates a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of the Company or the surviving entity outstanding immediately after such merger or consolidation, or (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of (in one transaction or a series of transactions) all or substantially all of the Company's assets.

d. For purposes of this Agreement, "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with the provision of Section 1(d) hereof, who shall not have otherwise performed services for the company or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other Indemnitees under similar indemnity agreements).

e. For purposes of this Agreement, a "Reviewing Party" shall mean any appropriate person or body consisting of a member or members of the Company's Board of Directors or any other person or body appointed by the Board of Directors who is not party to the particular Claim for which Indemnitee is seeking indemnification, or Independent Legal Counsel.

10. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

11. BINDING EFFECT; SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the

Company, spouses, heirs, and personal and legal representative. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all, substantially all, or a substantial part, of the business and/or assets of the Company, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. This Agreement shall continue in effect with respect to Claims relating to Indemnifiable Events regardless of whether Indemnitee continues to serve as a director or officer of the Company or any other enterprise at the Company's request.

12. ATTORNEY'S FEES. In the event that any action is instituted by Indemnitee under this Agreement or under any liability insurance policies maintained by the Company to enforce or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be paid all reasonable expenses incurred by Indemnitee with respect to such action, regardless of whether Indemnitee is ultimately successful in such action, and shall be entitled to the advancement of Expenses with respect to such action, unless as a part of such action, a court of competent jurisdiction over such action determines that each of the material assertions made by Indemnitee as a basis for such action were not made in good faith or were frivolous. In the event of an action instituted by or in the name of the Company under this Agreement to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee in defense of such action (including costs and expenses incurred with respect to Indemnitee's counterclaims and cross-claims made in such action), and shall be entitled to the advancement of Expenses with respect to such action, unless, as a part of such action, the court having jurisdiction over such action determines that each of Indemnitee's material defenses to such action were made in bad faith or were frivolous.

13. NOTICE. All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given and shall in any event be deemed to be given: (a) five (5) business days after deposit with the applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with overnight courier, freight prepaid, or (d) one day after the business day of delivery by facsimile transmission, if delivered by facsimile transmission, with copy by first class mail, postage prepaid, and shall be addressed if to Indemnitee, at the Indemnitee's address as set forth beneath Indemnitee's signature to this Agreement and if to the Company at the address of its principal corporate offices or at such other address as such party may designate by ten days' advance written notice to the other party hereto.

14. CONSENT TO JURISDICTION. The Company and Indemnitee each hereby irrevocably consent to the jurisdiction of the courts of the State of Israel for all purposes in connection with any action or proceeding

which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in the competent Courts of the Tel-Aviv District, which shall be the exclusive and only proper forum for adjudicating such a claim.

15. SEVERABILITY. The provisions of this Agreement shall be severable in the event that any of the provision hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable, to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitations, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

16. CHOICE OF LAW. This Agreement shall be governed by and its provisions construed and enforced in accordance with the laws of the State of Israel, as applied to contracts between Israeli residents, entered into and to be performed entirely within the State of Israel, without regard to the conflict of laws principles thereof or of any other jurisdiction.

17. SUBROGATION. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suit to enforce such rights.

18. AMENDMENT AND TERMINATION. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

19. INTEGRATION AND ENTIRE AGREEMENT. This Agreement sets forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

20. NO CONSTRUCTION AS EMPLOYMENT AGREEMENT. Nothing contained in this Agreement shall be construed as giving Indemnitee any right to be retained in the employ or otherwise in the service of the Company or any of its subsidiaries.

IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement as of the date first above written.

[Frutarom]_____.

By: ____________________
Name
Title

Address:

___

___

AGREED TO AND ACCEPTED AS OF

THE DATE FIRST WRITTEN ABOVE:

____

[Name of Indemnitee]

Address: ________________

____

____

Telecopier No. ____________

INDEMNIFIABLE EVENTS AND LIMIT AMOUNTS

Indemnifiable Event	Limitation Amount (In US$ Million)
1. Any claim or demand made by suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their respective businesses, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise;	10
2. Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company, its subsidiaries or affiliates or the party making such claim, including the sale, lease or purchase of any assets or business;	40
3. Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing professional services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service;	45
4. Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or inaccurate disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including without limitation, any of the foregoing in relation to the Company's initial public offering of its shares;	45
5. Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party's intellectual property rights by the Company, its subsidiaries or affiliates;	30
6. Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, its subsidiaries or affiliates;	20
7. Any claim or demand made by any third	

Indemnifiable Event	Limitation Amount (In US$ Million)
party suffering any personal injury or damage to business or personal property through any act or omission attributed to the Company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf;	45
8. Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.	40
9. Any claim or demand made by purchasers, holders, lessors or other users of products of the Company, or individuals treated with such products, for damages, losses or personal injuries related to such use or treatment;	45
10. Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, directives, claims, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (x) the presence of, release, spill, emission, leaking, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a "Release") or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing	45

Indemnifiable Event	Limitation Amount (In US$ Million)
material, polychlorinated biphenyls ("PCBs") or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.	
11. Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its subsidiaries, or any of their respective businesses or operations, including, without limitation, the rules and regulations imposed or enforced by the United States Food and Drug Administration, or any similar governmental entity, or the terms and conditions of any operating certificate or licensing agreement.	20
12. Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.	20

GLOBAL LIMITATION ON THE INDEMNIFICATION AMOUNT

Further to the limitations set forth in this Sechedule, at any given time, the total obligation of the Company to Indemnitee under this Agreement, together with all then pending claims for indemnification made by other directors or officers of the Company, whether under law, agreement or the Articles of the Company, will not exceed US$45,000,000 (forty million United States Dollar), and if the total of all such claims exceed such amount, then the limit amount per claim shall be pro rated among all such claims proportionately to the proven amount of each respective claim out of the aggregate amount of all proven claims.

FRUTAROM
FOUNDED 1933

December 2, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding the call for a general meeting

1. On December 1, 2004, it was decided to call for a general meeting to be held on Tuesday, December 28, 2004 at 10:00 a.m. at the Company's offices, 32 Pinchas Rosen St., Herzlia.

2. The record date, if any, for eligibility to participate in and vote at the meeting, is December 23, 2004.

3. Agenda (see attachment)

4. Legal quorum: The legal quorum for holding the meeting is the presence of at least two shareholders possessing at least one third of the Company's issued equity, within one half hour of the time set for the meeting to open.

5. In the absence of a legal quorum, the meeting will be postponed to January 4, 2005 at 10:00 a.m. at the Company's offices, 32 Pinchas Rosen St., Herzlia.

6. The proposed Articles of Association, indemnification agreement, immediate report and decisions may be reviewed at the Company's offices at 25 HaShaish Street, Haifa, (tel. 04-846 2401, fax 04-872 2517) from Sunday-Thursday, during normal office hours.

Sincerely yours,

Eyal Shohat

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM INDUSTRIES LTD. ("THE COMPANY")

Notice of Annual General Meeting of the Shareholders of the Company

In accordance with the Companies Regulations (Publication of notice regarding general meeting and meeting in a public company) – 2000 and the Securities Regulations (transactions between a company and a controlling interest) - 2001

Further to the Company's immediate report dated December 2, 2004 regarding the Company's transaction with a controlling party, notice is hereby given of an Annual General Meeting of the Shareholders of the Company to be held on January 28, 2004 at 10:00 a.m., at the Company's offices at 32 Pinchas Rosen St., Herzlia, with the following agenda:

1. Increasing the Authorized Share Capital

   Increasing the authorized share capital of the Company to NIS 100,000,000 and amending the Company's Articles of Association and Memorandum of Incorporation accordingly.

   Proposed resolution: To increase the authorized share capital of the Company to NIS 100,000,000 in such a way that, following the increase, the share capital of the Company will be comprised of 100,000,000 ordinary shares par value NIS 1.00 each, and amend the relevant sections in the Company's Articles of Association and Memorandum of Incorporation accordingly.

2. Amending the Majority Required to Effect Changes in the Company's Memorandum

   Proposed resolution: To change the majority required to amend the Memorandum of Incorporation of the Company in such a way that any future amendment to the Memorandum will be adopted by a simple majority of the general meeting of the Company.

3. Replacing the Articles of Association with new Articles of Association

   Proposed resolution: To replace the existing Articles of Association of the Company and adopt in their place the proposed Articles of Association attached hereto ("the proposed Articles of Association"), whose provisions are in accordance with the provisions of the Israeli Companies Law – 1999 ("Companies Law").

4. Approving the Procurement of Directors and Officers Insurance in accordance with the resolution of the Audit Committee and the Board of Directors of the Company of December 1, 2004 and in accordance with the provisions of the Companies Law

   Proposed resolution

   4.1 The Company will be entitled from time to time and subject to any applicable law, to insure its officers, in whole or in part, against any liability he/she may incur in their capacity as an officer for any action taken in such capacity as an officer in any of the following:

   4.1.1 Breach of duty of care towards the Company or any other person.

4.1.2 Breach of fiduciary care towards the Company, provided that the officer acted in good faith and had a reasonable basis for assuming that the action would not harm the Company's good.

4.1.3 Monetary liability incurred in favor of another person.

4.2 To approve the procurement of an insurance policy on terms and coverage as will be determined by the Company's management and in accordance with the recommendation of the Company's insurance consultant. The Company's management will be authorized to renew and/or extend, as may be required, from time to time, the insurance policy and expand the coverage provided by it for directors and officers in accordance with the following framework rules:

4.2.1 The insurance policy may provide for collective insurance to the Company and to its subsidiaries, and in addition to the directors and officers of the Company, the directors and officers of the subsidiaries may also be insured.

4.2.2 If the insurance policy will provide collective insurance as described above, the cost of the annual premium will be proportionally divided between the different subsidiaries, in accordance with the decision of the Company's management and taking into account the recommendation of the Company's insurance consultant.

4.2.3 The annual premium for the insurance policy will not exceed US$ 200,000.

4.2.4 The annual coverage under the insurance policy will be not less than US$ 30 million. In the event of claims against directors and officers of the Company as well as directors of subsidiaries in amounts exceeding the annual coverage, the amount of indemnification received from the insurance companies will be divided among the companies for their directors and officers in proportion to their contribution to the annual premium.

5. Approving the provision regarding indemnification, exculpation and insurance set forth in the proposed Articles of Association, and the Company entering into an indemnification and exculpation agreement with its directors and officers in accordance with the resolutions of the Audit Committee and Board of Directors of the Company of December 1, 2004 and in accordance with the provisions of the Companies Law.

Proposed resolution:

5.1 To approve the provision regarding indemnification, exculpation and insurance set forth in the proposed Articles of Association, according to which the Company is entitled to enter into indemnification, exculpation and insurance agreements with its directors and officers.

5.2 To approve the Company's entering into indemnification agreements with its directors and officers. In accordance with the provisions set forth in the proposed Articles of Association and the Companies Law, the Company will be entitled to enter into indemnification agreements with its directors and officers according to which the officer will be indemnified, in whole or in part, subject to applicable law, against any liability or expenditure he/she may incur in such capacity and as further detailed below:

5.2.1 Monetary liability imposed in favor of another person by a decision of the court, including a decision in mitigation or arbitration procedures approved by the court.

5.2.2 Reasonable litigation costs, including legal fees which the officer incurred or was ordered by the court to pay in a procedure submitted against him by the Company or in its name by another person.

5.2.3 A criminal indictment of which the officer was acquitted or a criminal indictment in which the officer was found liable of an offense that does not require criminal intent.

The indemnification will be limited to events that, in the opinion of the Board, can be foreseen and to amounts that are reasonable in the Board of Directors opinion. The full list of events, indemnification and exculpation terms and the amounts of indemnification are as set forth in the indemnification agreement.

5.3 To approve, in accordance with the provisions of the proposed Articles of Association, the provisions of the Companies Law and under the indemnification agreement, the Company's right to exculpate a director or officer before or after the occurrence giving rise to his liability, wholly or partially, for damage suffered by the Company due to the officer's breaching his duty of care towards the Company.

6. Approving the indemnification, exculpation and insurance arrangements set forth in the proposed Articles of Association in accordance with Section 262 of the Companies Law; approving the procurement of directors and officers insurance and approving the Company's entering into indemnification and exculpation agreements in accordance with the terms set forth in Section 4 and 5 above, for each of the Board members specified in each of the sections 7.1 through 7.4 below, who act on behalf of ICC Industries Inc., the controlling shareholder in the Company, in accordance with the resolutions of the Audit Committee and the Board of Directors in this matter and in accordance with the provisions of the Companies Law.

Proposed resolution

To approve the indemnification, exculpation and insurance arrangements set forth in the proposed Articles of Association in accordance with Section 262 of the Companies Law; approving the procurement of directors and officers insurance and approving the Company's entering into indemnification and exculpation agreements in accordance with the terms set forth in Section 4 and 5 above, for each of the Board members specified in each of the sections 7.1 through 7.4 below, who act on behalf of ICC Industries Inc., the controlling shareholder in the Company, in accordance with the resolutions of the Audit Committee and the Board of Directors in this matter and in accordance with the provisions of the Companies Law.

7. Electing the members of the Board of Directors of the Company who are not external directors

Proposed resolution

To elect the following as the members of the Board of the Company until the next Annual General Meeting of the Company:

7.1 Dr. John Farber
7.2 Mrs. Maya Farber
7.3 Ms. Sandra Farber

7.4 Mr. John Oram
7.5 Mr. Ori Yehudai
7.6 Mr. Hans Abderhalden.

8. Appointment of Kesselman & Kesselman, members of PricewaterhouseCoopers, as the Company's auditors until the end of the next Annual General Meeting of the Company for 2005, and authorize the Board of Directors of the Company to determine their fees.

   Proposed resolution: To appoint Kesselman & Kesselman, members of PricewaterhouseCoopers, as the Company's auditors until the end of the next Annual General Meeting of the Company for 2005, and authorize the Board of Directors of the Company to determine their fees.

9. Approving the remuneration to be paid to members of the board of directors of the Company

   Proposed resolution: To pay all the directors of the Company the maximum amount permitted under the Companies Regulations (Rules for Remuneration and Expenses of External Directors) – 2001, which today stands at level D, as may be updated from time to time according to an increase in the Consumer Price Index.

10. Approval of the resolutions of the Audit Committee and the Board of Directors of the Company regarding the compensation terms of Mr. Ori Yehudai, President and CEO ("Mr. Yehudai"), also serving as a director of the Company, as follows:

    Proposed resolution

    To approve the terms of employment of Mr. Yehudai as approved by the Audit Committee and Board of Directors of the Company, as follows:

    10.1 Increase the monthly wages of Mr. Yehudai, from NIS 94,000 to NIS 100,000 per month, effective April 1, 2004.
    10.2 Pay Mr. Yehudai an annual bonus for 2003 in the amount of NIS 1,200,000.

11. Appointment of Messrs. Gil Leidner and Uzi Netanel, the external directors of the Company, to a second term as external directors

    Proposed resolution

    To appoint Mr. Gil Leidner and Mr. Uzi Netanel, the external directors of the Company, as external directors in the Company until November 30, 2007.

12. Review of the Annual Financial Report and the Directors Report on the Company for the year ended December 31, 2003

Personal Interest in the Above Resolutions

Each of the Board members of the Company specified in Sections 7.1 through 7.4 above, who acts on behalf of ICC Industries Inc., the controlling shareholder in the Company, has a personal interest in the resolutions set forth above in Sections 6 and 9 by virtue of their being the controlling party and officers of ICC Industries Inc., the controlling shareholder in the Company.

Required Majority

A. The affirmative vote of at least 75% of the holders of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the proposed resolutions set forth in Sections 1 through 3 above on the Agenda at the Annual General Meeting, including in any adjourned meeting.

B. The affirmative vote of the majority of the holders of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary to approve the proposed resolutions set forth in Sections 4, 5 and 7 through 10 above on the Agenda at the Annual General Meeting, including in any adjourned meeting. The affirmative vote of the majority required to approve the proposed resolution set forth in Section 9 above on the Agenda is a simple majority in accordance with Regulation 1(b) of the Companies Regulations (Exemptions for Related Party Transactions) – 2000.

C. The affirmative vote required to approve the proposed resolutions set forth in Section 6 above on the Agenda at the Annual General Meeting, including in any adjourned meeting, is a special majority in accordance with Section 275 of the Companies Law, as follows:

The affirmative vote of the majority of the votes cast and one of the following:

1. The affirmative vote will include at least one third of the votes cast by shareholders of the Company or their representatives who do not have a personal interest in the proposed resolution, and who are present at the Annual General Meeting (abstained votes will not be included in counting the total votes of shareholders); or
2. The total votes of the shareholders set forth in Section C1 above cast against the proposal, will not exceed 1% of the voting rights in the Company.

D. The affirmative vote required to approve the proposed resolutions set forth in Section 11 above on the Agenda at the Annual General Meeting, including in any adjourned meeting, is a special majority in accordance with Section 239 of the Companies Law, as follows:

The affirmative vote of the majority of the votes cast and one of the following:

1. The affirmative vote will include at least one third of the votes cast by shareholders who are not controlling shareholders of the Company or their representatives and who are present at the Annual General Meeting (abstained votes will not be included in counting the total votes of shareholders); or
2. The total votes of the shareholders set forth in Section D1 above cast against the proposal, will not exceed 1% of the voting rights in the Company.

Eligibility

1. In accordance with Section 182(b) of the Companies Law, any person who is a shareholder in the Company as at December 23, 2004 (hereinafter: "the Record Date") will be entitled to participate in and vote at the General Meeting, personally or through a proxy according to a power of attorney to be deposited at the Company's offices at least 48 hours before the time of the Meeting. In the absence of detailed instructions regarding the manner of voting, the proxy will be entitled to vote at his own discretion.

2. In accordance with the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at a General Meeting) – 2000 (hereinafter: "the Voting Regulations") a shareholder whose shares are registered with a member of the Tel Aviv Stock Exchange Ltd. and whose shares are included in the shares listed in the shareholders list in the name of the Nominee Company, and who is interested in voting at the General Meeting, will present the Company with a certificate regarding his ownership of the shares at the Record Date, in accordance with Form 1 of the stated Voting Regulations.

The legal quorum for holding the Meeting is the presence of at least two shareholders who are present in person or by proxy, holding shares conferring in the aggregate at least one third of the voting power of the Company, within one half hour of the time at which the Meeting is determined to be held.

If a legal quorum is not present within one half hour of the time determined for beginning the Meeting, the Meeting will be adjourned to Tuesday, January 4, 2005 at 10:00 a.m. in the Company's offices at 32 Pinchas Rosen Street, Herzlia. If a legal quorum is not present within one half hour of the time of the adjourned Meeting, the Meeting will take place with whatever number of shareholders is present.

The proposed decisions may be reviewed at the Company's offices at 25 HaShaish Street, Haifa, from Sunday-Thursday, during normal office hours.

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM

F December 2, 2004 1 9 3 3

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

SEC MAIL PROCESSING RECEIVED DEC 30 2004 WASH. D.C. 202 SECTION

Dear Madam / Sir,

Re: Immediate report regarding a London listing

#	Name	Share type	Updated quantity	Shareholding %		Shareholding % (full dilution)	
				Equity	Voting	Equity	Voting
1.	Bank Leumi Group Ltd.	Ordinary	797,621	1.69	1.69	1.69	1.69
2.	Bank Leumi Group Ltd.	Ordinary	2,001,513	4.25	4.25	4.25	4.25
3.	Bank HaPoalim Group	Ordinary	435,393	0.92	0.92	0.92	0.92
4.	Bank HaPoalim Group	Ordinary	2,084,294	4.43	4.43	4.43	4.43
5.	Frutarom Trust Ltd.	Ordinary	819,745	1.74	1.74	1.74	1.74
6.	ICC Industries Inc.	Ordinary	1,964,761	4.17	4.17	4.17	4.17
7.	ICC Handels AG	Ordinary	21,827,347	46.37	46.37	46.37	46.37
8.	John Oram	Ordinary	779,171	1.66	1.66	1.66	1.66
9.	Ori Yehudai	Ordinary	752,546	1.60	1.60	1.60	1.60

1.
Name of shareholder: Bank Leumi Group Ltd. – companies for the management of joint investment funds in trust
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Nostro account of banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Are the shares dormant or convertible to dormant shares: No
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Balance in previous report (number of shares): 797,621
Change in number of shares: 0

2.
Name of shareholder: Bank Leumi Group Ltd. – companies for the management of compensation funds
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Nostro account of banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant or convertible to dormant shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Balance in previous report (number of shares): 2,001,513

Change in number of shares: 0

3.
Name of shareholder: Bank HaPoalim Group Ltd. – companies for the management of joint investment funds in trust
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Nostro account of banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant or convertible to dormant shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Balance in previous report (number of shares): 435,393
Change in number of shares: 0

4.
Name of shareholder: Bank HaPoalim Group Ltd. – companies for the management of compensation funds
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520000118
Nostro account of banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant or convertible to dormant shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Balance in previous report (number of shares): 2,084,294
Change in number of shares: 0

5.
Name of shareholder: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 5212397373
Nostro account of banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant or convertible to dormant shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Balance in previous report (number of shares): 819,745
Change in number of shares: 0

6.
Name of shareholder: ICC Industries Inc.
Type of I.D. number: Number with foreign Companies Registrar
Holder's I.D. number: 132653653
Nostro account of banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No

Are the shares dormant or convertible to dormant shares: No
Country of association: USA
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Balance in previous report (number of shares): 1,964,761
Change in number of shares: 0

7.
Name of shareholder: ICC Handels AG
Type of I.D. number: Number with foreign Companies Registrar
Holder's I.D. number: CH1703002067
Nostro account of banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant or convertible to dormant shares: No
Country of association: Switzerland
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Balance in previous report (number of shares): 21,827,347
Change in number of shares: 0

8.
Name of shareholder: John Oram
Type of I.D. number: Other
Holder's I.D. number: 1400366362
Citizenship: Private person without Israeli citizenship; citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant or convertible to dormant shares: No
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Balance in previous report (number of shares): 779,171
Change in number of shares: 0

9.
Name of shareholder: Ori Yehudai
Type of I.D. number: Israeli I.D. number
Holder's I.D. number: 052731569
Citizenship: Private person with Israeli citizenship
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Are the shares dormant or convertible to dormant shares: No
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Balance in previous report (number of shares): 852,546
Change in number of shares: -100,000

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

December 2, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding change in interested party's shareholding

Name of person: Ori Yehudai
Type of I.D. number: Israeli I.D. number
Holder's I.D. number: 052731569
Nostro account of banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of citizenship: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Reduction in shares due to sale on stock exchange
Date of change: December 2, 2004
Transaction rate: NIS 30.50
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 852,546
Change in number of shares: -100,000
Current balance (in number of shares): 752,546
Shareholding rate following change: in equity: 1.6%, in voting rights: 1.6%
Fully diluted shareholding rate following change: in equity: 1.59%, in voting rights: 1.59%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

FRUTAROM
FOUNDED 1933

December 2, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a London listing

Frutarom Industries Ltd. ("Frutarom" or "the Company") hereby advises that the Company intends to submit a draft prospectus with the next few days to the UK Listing Authority for the purpose of raising capital by way of a share issuance and listing Global Depositary Shares on the London Stock Exchange Official List. The scope of capital to be raised in the anticipated issue has yet to be determined.

The planned capital raising will support continued implementation of Frutarom's strategic growth, combing organic growth and strategic future acquisitions. Frutarom estimates that the raising of the funds will be completed during the first half of 2005.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

November 7, 2004

RECEIVED
DEC 30 2004
SEC MAIL PROCESSING SECTION WASH. D.C. 202

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Reduction in number of shares due to options exercise purchase
Date of change: October 27, 2004
Transaction rate: NIS 0.00
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 824,611
Change in number of shares: -4,866
Current balance (in number of shares): 819,745
Shareholding rate following change: in equity: 1.74%, in voting rights: 1.74%
Fully diluted shareholding rate following change: in equity: 1.74%, in voting rights: 1.74%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

FRUTAROM
FOUNDED 1933

October 29, 2004

SEC MAIL PROCESSING
RECEIVED
DEC 3 0 2004
WASH. D.C. 202 SECTION

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding the acquisition of activity in France

Further to the immediate reports of May 27, 2004, August 8, 2004 and October 24, 2004, Frutarom Industries Ltd. ("Frutarom") hereby advises that on October 29, 2004 the company signed an agreement to acquire the Fruit Preparation (Food Systems) activity in France of International Flavors & Fragrances, Inc.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

October 28, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding consolidated financial reports

Further to the immediate reports of May 27, 2004 and August 18, 2004 regarding the acquisition of International Flavors & Fragrances, Inc.'s Fruit Preparations business in Europe, we are pleased to append the following financial reports (in English and in Hebrew) of the activity acquired in Germany and Switzerland in August 2004:

Consolidated report of IFF (Deutschland) GmbH and IFF (Schweiz) AG for the six month period ended June 30, 2004, which includes reports by sector on the activity acquired under the heading "Pronto" or "fruit flavor/compound preparation."

Consolidated report of IFF (Deutschland) GmbH, IFF (Schweiz) AG and BBA (Deutschland) GmbH for the three years ended on December 31, 2001, December 31, 2002, and December 31, 2003, which includes reports by sector on the activity acquired under the heading "Pronto" or "fruit flavor/compound preparation."

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

October 24, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate report regarding the acquisition of IFF activity in France

Further to the immediate reports of May 27, 2004 and August 18, 2004, Frutarom Industries Ltd. ("Frutarom") hereby advises that following the successful completion of International Flavors & Fragrances, Inc.'s ("IFF") consultation process with the workers council in France for the closure of the Dijon site and sales of the Fruit Preparation (Food Systems) activity to Frutarom, Frutarom will acquire the Fruit Preparation activity in France, thereby completing the acquisition of all of IFF's Fruit Preparation activity in Europe. The activity to be acquired in France comprised about 30% of IFF's total European Fruit Preparation activity in Europe in 2003.

Upon completing the activity acquisition in France, Frutarom intends during the following months to transfer the production activity conducted at the Dijon site to the modern production sites in Germany and Switzerland, which meet the most stringent standards of the leading European customers in the food industry. The research, development, sales and marketing activities, which serve the French market, will remain in France, where Frutarom intends to considerably expand its activity.

The Fruit Preparation (Food Systems) activity develops and produces unique compounds of fruits and other natural products used as natural flavor materials in a wide range of food products such as dairy, bakery, etc.

The price of the activity acquired in France was set at Eur 3.5 M (about US$ 4 M). The price for the activity acquired in Switzerland and Germany was set at Eur 30 M (about US$ 37 M), making the agreed price Eur 33.5 M (US$ 41 M). Various liabilities assumed by Frutarom as part of the acquisition transaction were deducted from the agreed price. The acquisition agreement determined an earn out mechanism according to the results of the acquired activity in 2005 and 2006, meaning that the final acquisition price could be an additional Eur 3.5 M higher or lower.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

October 24, 2004

Securities Exchange Commission	Tel Aviv Stock Exchange
22 Kanfei Nesharim St.	54 Ahad Ha'am St.
Jerusalem	Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Reduction in shares due to options exercise purchase
Date of change: October 24, 2004
Transaction rate: NIS 0.00
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 825,054
Change in number of shares: -443
Current balance (in number of shares): 824,611
Shareholding rate following change: in equity: 1.75%, in voting rights: 1.75%
Fully diluted shareholding rate following change: in equity: 1.75%, in voting rights: 1.75%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

October 20, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Reduction in shares due to options exercise purchase
Date of change: October 20, 2004
Transaction rate: NIS 0.00
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 833,165
Change in number of shares: -8,111
Current balance (in number of shares): 825,054
Shareholding rate following change: in equity: 1.75%, in voting rights: 1.75%
Fully diluted shareholding rate following change: in equity: 1.75%, in voting rights: 1.75%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

October 18, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Reduction in shares due to options exercise purchase
Date of change: October 18 2004
Transaction rate: NIS 0.00
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 837,757
Change in number of shares: -4,592
Current balance (in number of shares): 833,165
Shareholding rate following change: in equity: 1.77%, in voting rights: 1.77%
Fully diluted shareholding rate following change: in equity: 1.76%, in voting rights: 1.76%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517

SUBSIDIARY OF

FRUTAROM
FOUNDED 1933

October 17, 2004

SEC MAIL PROCESSING
RECEIVED
DEC 30 2004
WASH. D.C. 202 SECTION

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Increase in shares due to purchase on stock exchange
Date of change: October 17, 2004
Transaction rate: NIS 25.22
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 827,757
Change in number of shares: 10,000
Current balance (in number of shares): 837,757
Shareholding rate following change: in equity: 1.78%, in voting rights: 1.78%
Fully diluted shareholding rate following change: in equity: 1.77%, in voting rights: 1.77%

Sincerely yours,

pp/ Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

FRUTAROM
FOUNDED 1933

October 17, 2004

SEC MAIL PROCESSING RECEIVED DEC 30 2004 WASH. D.C. 202 SECTION

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Increase in shares due to purchase on stock exchange
Date of change: October 14, 2004
Transaction rate: NIS 25.88
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 819,257
Change in number of shares: 8,500
Current balance (in number of shares): 827,757
Shareholding rate following change: in equity: 1.76%, in voting rights: 1.76%
Fully diluted shareholding rate following change: in equity: 1.75%, in voting rights: 1.75%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
F O U N D E D 1 9 3 3

October 13, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

1.
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Reduction in shares due to options exercise purchase
Date of change: October 13, 2004
Transaction rate: NIS 0.00
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 816,180
Change in number of shares: -4,423
Current balance (in number of shares): 811,757
Shareholding rate following change: in equity: 1.72%, in voting rights: 1.72%
Fully diluted shareholding rate following change: in equity: 1.72%, in voting rights: 1.72%

2.
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

Type of change: Increase in shares due to purchase
Date of change: October 13, 2004
Transaction rate: NIS 26.27
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 811,757
Change in number of shares: 7,500
Current balance (in number of shares): 819,257
Shareholding rate following change: in equity: 1.74%, in voting rights: 1.74%
Fully diluted shareholding rate following change: in equity: 1.73%, in voting rights: 1.73%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

October 12, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Reduction in shares due to options exercise purchase
Date of change: October 12, 2004
Transaction rate: NIS 0.00
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 816,799
Change in number of shares: -11,619
Current balance (in number of shares): 805,180
Shareholding rate following change: in equity: 1.71%, in voting rights: 1.71%
Fully diluted shareholding rate following change: in equity: 1.70%, in voting rights: 1.70%

Sincerely yours,

pp/ Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

SEC MAIL PROCESSING RECEIVED DEC 3 0 2004 WASH. D.C. 202 SECTION

September 5, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Growth due to purchase on stock exchange
Date of change: August 12, 2004
Transaction rate: NIS 22.82
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 777,309
Change in number of shares: 39,490
Current balance (in number of shares): 816,799
Shareholding rate following change: in equity: 1.74%, in voting rights: 1.74%
Fully diluted shareholding rate following change: in equity: 1.73%, in voting rights: 1.73%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

August 18, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding completion of the first stage

Further to the immediate report of May 27, 2004, Frutarom Industries Ltd. ("Frutarom") hereby advises that the first stage in the acquisition of International Flavors & Fragrances, Inc.'s ("IFF") Fruit Preparation (Food Systems) activity in Europe. The Fruit Preparation activity is conducted in plants in Germany, Switzerland and France. In 2003 IFF's European Fruit Preparations business had a sales turnover of about US$ 90 M. Today Frutarom signed an agreement with IFF to acquire IFF's Fruit Preparations business in Switzerland and Germany. The activity acquired includes two modern plants in Emmerich, Germany and in Reinach, Switzerland, which meet all of the most stringent requirements of leading customers in the food industry in Europe. In addition to the plants, the acquisition also includes the activity, knowhow, goodwill and inventory. The activity acquired comprises about 70% of IFF's Fruit Preparations business in Europe. Upon completion of IFF's consultation process with the workers council in Dijon, France, Frutarom expects to also acquire the activity in France (which comprises about 30% of the activity in Europe).

The Fruit Preparation activity develops and produces unique compounds of fruits and other natural products used as natural flavor materials in a wide range of food products such as dairy, bakery, etc.

The price of the activity acquired in Germany and Switzerland was set at Eur 30 M. Various liabilities assumed by Frutarom as part of the acquisition transaction will be deducted from this payment. The acquisition agreement also determined an earn out mechanism according to the results of the acquired activity in 2005 and 2006, meaning that the final acquisition price could be an additional Eur 3.5 M higher or lower.

IFF's consultation process with the workers council in France to close the site (at which IFF has additional activities) and the sale of the Fruit Preparation business to Frutarom continues. Upon its successful completion, the activity in France is supposed to be acquired and the production currently conducted there transferred to the existing plants in Germany and Switzerland while achieving optimal synergy, efficiency and savings. The research, development, sales and marketing activities, which are orientated towards the French market, will remain in France, where Frutarom intents to substantially expand its activity.

Sincerely yours,

pp/ Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517

FRUTAROM
FOUNDED 1933

June 3, 2004

SEC MAIL PROCESSING
RECEIVED
DEC 30 2004
WASH. D.C. 202 SECTION

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding an event or matter deviating from the corporation's normal business

Further to the Company's immediate report of May 25, 2004, regarding the acquisition of International Flavors & Fragrances, Inc.'s ("IFF") Fruit Preparation business, the various items appearing in the press relating to the manner of the transaction's publicity and at the request of the Securities Exchange Commission ("authority"), following are the Company's comments:

1. Based on the progress of the negotiations between Frutarom and IFF for the acquisition of IFF's Fruit Preparation business in Europe, the parties planned to sign a letter of intent on the afternoon hours of Thursday, May 27, 2005, on the assumption that by that time the letter of intent would be agreed upon and the consultation process with IFF's employees would begin, as dictated by French law.

   The letter of intent was signed on Thursday, May 27, 2004 at about 15:30.

2. The Company's management decided, including due to the legal opinion it received in the matter, to transfer the news to a limited number of economic reporters, on the condition that these reporters specifically commit to confidentiality and not to publish anything until such time as the Company would publish an immediate report on the MAGNA system in accordance with the Securities Regulations (periodic and immediate reports), 1970, and only after the Company approved the publication.

3. At 14:00 the economic reporters were advised as noted and the president of the Company held interviews with two of them, but only after they had given their specific commitment to the Company not to publicize the matter until the Company published an immediate report through MAGNA, as required by law. The reporters were also told in no uncertain terms that the letter of intent had not yet been signed.

4. Contrary to the commitment given (and prior to the publication of the immediate report), an interview with the Company's president was published on one of the economic Internet sites at 16:00.

5. Upon the appearance of the publication and following additional consideration by the Company's management, it was decided to immediately publicize the details of the transaction to the public through MAGNA, and such was carried out.

The Company takes extreme care not to publicize information before it has been publicized as required by law. The Company's management is aware of and well acquainted with the manner of publicizing information and the importance of maintaining secrecy until its

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF

publication. The Company intends to further clarify these instructions in order to ensure that a similar event, in which information is publicized through the media before it is publicized through MAGNA, does not recur.

The Company would like to emphasize that all of its actions were taken with maximum transparency, punctiliousness regarding the submission of immediate reports to the Securities Exchange Commission and the Stock Exchange as required and on time, full cooperation with the shareholding public and investors in the Company, and full divulgence, all in accordance with the Securities Regulations. Frutarom has acted in this manner until today and will continue to do so in the future. Publicizing information through the media as described above happened without the Company's knowledge or intent and in total contradiction to its desires and the commitments given it.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

Date and time at which the Company was first notified of event/matter: June 2, 2004, 15:30

FRUTAROM
FOUNDED 1933

May 27, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding an event or matter deviating from the corporation's normal business

1. Frutarom Industries Ltd. ("Frutarom") hereby advises that a letter of intent has been signed today with International Flavors & Fragrances, Inc. ("IFF") for the acquisition of IFF's Fruit Preparation business in Europe. IFF's Fruit Preparation business in Europe had a sales turnover of about US$ 90 M in 2003.

   The Fruit Preparation activity develops and produces unique compounds of fruits and other natural products used as natural flavor materials in a wide range of food products such as bakery, dairy, etc. IFF's Fruit Preparation activity in Europe in conducted at its plants in Switzerland, Germany and France.

   According to the letter of intent signed, in the first stage an agreement to acquire the activity in Emmerich, Germany and Reinach, Switzerland will be signed. In the second stage, following completing of IFF's consultation process with the workers council in Dijon, France, regarding the possible sales of the activity to Frutarom and closure of the plant, the transaction to acquire the activity in France, which comprises 30% of IFF's Fruit Preparation activity in Europe, will be signed. IFF's consultation process with the workers council in France began today and upon completion, the second stage of the transaction will be carried out. Upon completing the activity acquisition in France, Frutarom intends to transfer the production activity carried out there to the modern sites in Switzerland and Germany, which meet the most stringent international standards of the food industry, in order to considerably reduce expenses and realize the synergy in the three sites' activity and between the acquired activity and the Frutarom Group's activity.

   The acquisition is expected to expand the Frutarom Group's existing customer base and add to it new customers from among the leading multinational food manufacturers, mainly in the West European market (with the emphasis on Switzerland, Germany and France), where Frutarom was substantially strengthened following the acquisition of Flachsmann last year. The activity acquired also includes activity in additional countries where Frutarom's presence has been less significant, such as Spain, Italy and Norway.

   The products, customers and geographical footprint of the acquired Fruit Preparation business complement Frutarom's and duplicate little, meaning that Frutarom will be able to utilize the considerable synergy through unification of managerial, R&D, operations, sales

and marketing infrastructures. This is expected to lead to lower expenses for the merged activity.

Frutarom's manpower system will benefit and be strengthened by the addition of experienced, efficient personnel at all levels. The Fruit Preparation activity's strong and experienced management will be integrated with Frutarom's global management and contribute its rich experience.

The Fruit Preparation activity is synergetic with the existing activity of the Frutarom Group's two divisions: Flavors and Fine Ingredients, and expands the Frutarom Group's multinational footprint. Acquiring IFF's European Fruit Preparation activity constitutes another milestone in realizing and implementing the Frutarom Group's rapid growth strategy, which has been successfully implemented in recent years through organic growth and acquisitions of activities and companies in strategic core fields.

Completing the transaction is subject to, among others, successful conclusion of the discussions related to the final acquisition contract and the compulsory consultation with the workers councils at the various plants. As a result, the terms of the transaction have not yet been publicized.

2. Date and time at which the Company was first notified of event/matter: May 27, 2004, 16:00.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

RECEIVED
DEC 30 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 202

May 25, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Ori Yehudai
Type of I.D. number: I.D. Number
Holder's I.D. number: 052731569
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: Private party with Israeli citizenship
Country of association:
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Increase in shares due to conversion of shares
Date of change: April 22, 2004
Transaction rate: NIS 1.30 (average conversion price per option)
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 728,339
Change in number of shares: 124,207
Current balance (in number of shares): 852,546
Shareholding rate following change: in equity: 1.81%, in voting rights: 1.81%
Fully diluted shareholding rate following change: in equity: 2.01%, in voting rights: 2.01%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

May 18, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Frutarom Industries Ltd. ("Frutarom") – Immediate report

This immediate report gives notice of a private offering that is not a significant private offering of the Company's shares according to the Securities Regulations (Private Offering of Securities in a Registered Company) – 2000, as follows:

1. Introduction

On May 17, 2004, the Board of Directors of the Company decided within the framework of the Company's options plan for 2003 ("the Plan") to allocate a private offering that is not significant to a senior employee in the Company ("the Offeree") of 150,000 non tradable options ("the Allocated Options") in accordance with the instructions of Section 102(b)(3) of the Income Tax Regulations (New Version) ("the Regulation").

The Allocated Options will be allocated subject to receiving the approval of the Tel Aviv Stock Exchange Ltd. ("the Exchange") to registering for trade the shares that will be yielded by exercising the Allocated Options and in total 150,000 ordinary shares par value NIS 1.00 each of the Company ("the Exercise Shares"), all in accordance with the following:

2. The Shares Offered

2.1 The Exercise Shares are entirely equal in rights with the ordinary shares par value NIS 1.00 each existing in the Company's issued and paid equity.

2.2 The Exercise Shares will constitute 0.319% of the voting rights and the issued and paid equity of the Company following the issue and in full dilution.

2.3 The Offeree will be entitled to exercise the Allocated Options on the following dates and in the amounts detailed below ("the Blockage Period"):

2.3.1 One quarter of the quantity of the Exercise Shares (37,500) after October 9, 2004

2.3.2 One quarter of the quantity of the Exercise Shares (37,500) after October 9, 2005

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517

2.3.3 One quarter of the quantity of the Exercise Shares (37,500) after October 9, 2006

2.3.4 One quarter of the quantity of the Exercise Shares (37,500) after October 9, 2007

2.4 The Allocated Options (and in accordance with the matter, including the Exercise Shares) will be held by a trustee in accordance with Section 102(b)(3) of this Regulation, including to ensure the Blockage Period and the tax payment that the Offeree will be charged, if at all, as a result of the allocation of the Allocated Options.

2.5 The Allocated Options that are not exercised by May 17, 2010 ("the Last Exercise Date") will expire and will no longer be valid.

3. Exercise Price of the Allocated Options

3.1 The exercise price for all of the exercise shares is NIS 10.87 ("Exercise Price").

3.2 The closing price of a share in the Company on the Exchange on the day prior to this report's publication (May 17, 2004) was NIS 20.94 ("the Closing Price"). The relationship between the Exercise Price and the Closing Price is 51.9%.

4. The Consideration

4.1 The Allocated Options are offered to the Offeree without consideration.

4.2 If all of the Allocated Options are exercised, the Company could receive the amount of NIS 1,630,500 until the Last Exercise Date.

5. Agreements between the Offeree and Shareholders in the Company and/or between the Offeree and others

To the best of the Company's knowledge and after the Offeree made a declaration on this matter before it, there are no agreements between the Offeree and shareholders in the Company, or between the Offeree and and others as regards the acquisition or sales of the Allocated Options or the Exercise Shares regarding voting rights in the Company.

6. Limitations in Executing Actions with the Allocated Options and/or the Exercise Shares that Apply to the Offeree

6.1 According to the Securities Law – 1968 and the Securities Regulations (Details in the Matter Sections 15a to 15c of the Law) – 2000, according to this offer the Offeree will be entitled to sell the Exercise Shares during trade on the Exchange without the sale being considered an offer to the public as interpreted by the law, subject to the following limitations:

6.1.1 The Offeree will not sell the Exercise Shares during a period of six months as of the allocation day of the Allocated Options ("the Limitation Period").

6.1.1 Following the end of the Limitation Period and during the following six quarters, the Offeree will not offer the Exercise Shares: (a) on any trading day – in an amount exceeding the daily average of the trade turnover on the Exchange for shares of the allocation type during a period of eight weeks prior to the offering day, or (b) during any quarter – at a rate exceeding 1% of the Company's issued and paid equity.

"Issued and Paid Equity" – excluding shares that will be yielded by the exercise or conversion of convertible debentures allocated by the offering day and not yet exercised or converted.

The foregoing in this section will also apply to shares acquired during the periods stated above, not in accordance with a prospectus and not during trade on the Exchange, from the Offeree or a corporation controlling the Company.

6.2. In addition to the blockage instructions stated in Section 6.1 above and in accordance with the program, the Allocated Options and/or Exercise Shares (or any part of them) will not be given into the Offeree's holding by the trustee and/or he will not sell the Exercise Shares within the Blockage Period determined in Section 102 of the Regulation.

The Immediate Report can be perused at the Company's offices at 25 HaShaish St., Haifa, during normal working hours (tel. 04-846 2401).

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

May 6, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Reduction in number of shares due to sale on stock exchange
Date of change: May 4, 2004
Transaction rate: NIS22.13
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 783,700
Change in number of shares: -9,684
Current balance (in number of shares): 774,016
Shareholding rate following change: in equity: 1.64%, in voting rights: 1.64%
Fully diluted shareholding rate following change: in equity: 1.64%, in voting rights: 1.64%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 3 0 2004
WASH, D.C.
202

May 5, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Increase in shares due to purchase on stock exchange
Date of change: May 5, 2004
Transaction rate: NIS 21.32
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 774,016
Change in number of shares: 10,800
Current balance (in number of shares): 784,816
Shareholding rate following change: in equity: 1.67%, in voting rights: 1.67%
Fully diluted shareholding rate following change: in equity: 1.67%, in voting rights: 1.67%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

SEC MAIL PROCESSING RECEIVED DEC 30 2004 WASH. D.C. 202 SECTION

May 4, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

1.
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Increase in shares due to purchase on stock exchange
Date of change: May 2, 2004
Transaction rate: NIS 20.71
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 768,257
Change in number of shares: 11,384
Current balance (in number of shares): 779,641
Shareholding rate following change: in equity: 1.66%, in voting rights: 1.66%
Fully diluted shareholding rate following change: in equity: 1.66%, in voting rights: 1.66%

2.
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary

Type of change: Increase in shares due to purchase on stock exchange
Date of change: May 3, 2004
Transaction rate: NIS 20.56
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 779,641
Change in number of shares: 4,059
Current balance (in number of shares): 783,700
Shareholding rate following change: in equity: 1.66%, in voting rights: 1.66%
Fully diluted shareholding rate following change: in equity: 1.66%, in voting rights: 1.66%
Sincerely yours,

Eyal-Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

May 2, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

1.
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Reduction in number of shares due to options exercise purchase
Date of change: April 22, 2004
Transaction rate: NIS 1.30
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 937,301
Change in number of shares: -124,207
Current balance (in number of shares): 813,094
Shareholding rate following change: in equity: 1.73%, in voting rights: 1.73%
Fully diluted shareholding rate following change: in equity: 1.73%, in voting rights: 1.73%

2.
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517

SUBSIDIARY OF

Type of change: Reduction in number of shares due to options exercise purchase
Date of change: April 26, 2004
Transaction rate: NIS 0.00
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 813,094
Change in number of shares: -68,857
Current balance (in number of shares): 744,237
Shareholding rate following change: in equity: 1.58%, in voting rights: 1.58%
Fully diluted shareholding rate following change: in equity: 1.58%, in voting rights: 1.58%

3.
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Increase in number of shares due to purchase on stock exchange
Date of change: April 29, 2004
Transaction rate: NIS 20.84
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 744,237
Change in number of shares: 24,020
Current balance (in number of shares): 813,094
Shareholding rate following change: in equity: 1.73%, in voting rights: 1.73%
Fully diluted shareholding rate following change: in equity: 1.73%, in voting rights: 1.73%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

March 29, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Increase in shares due to purchase on stock exchange
Date of change: March 28, 2004
Transaction rate: NIS 18.94
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 919,406
Change in number of shares: 17,895
Current balance (in number of shares): 937,301
Shareholding rate following change: in equity: 1.99%, in voting rights: 1.99%
Fully diluted shareholding rate following change: in equity: 1.99%, in voting rights: 1.99%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM

FOUNDED 1933

March 28, 2004

Securities Exchange Commission	Tel Aviv Stock Exchange
22 Kanfei Nesharim St.	54 Ahad Ha'am St.
Jerusalem	Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Increase in shares due to purchase on stock exchange
Date of change: March 25, 2004
Transaction rate: NIS 18.98
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 893,006
Change in number of shares: 26,400
Current balance (in number of shares): 919,406
Shareholding rate following change: in equity: 1.99%, in voting rights: 1.99%
Fully diluted shareholding rate following change: in equity: 1.99%, in voting rights: 1.99%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

March 25, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Increase in shares due to purchase on stock exchange
Date of change: March 24, 2004
Transaction rate: NIS 0.00
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 902,035
Change in number of shares: -9,029
Current balance (in number of shares): 893,006
Shareholding rate following change: in equity: 1.90%, in voting rights: 1.90%
Fully diluted shareholding rate following change: in equity: 1.90%, in voting rights: 1.90%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517

FRUTAROM
FOUNDED 1933

March 3, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a dividend distribution in cash

1. This is to advise that on March 2, 2004, the Board of Directors of the Company decided to distribute a dividend.
2. The amount of the dividend to be paid is NIS 5,178,399. The dividend is at the rate of 11% of the Company's issued and paid equity.
3. Determination date: March 16, 2004. Ex date: March 17, 2004. Dividend distribution date: April 1, 2004.
4. The rate of the tax at source to be deducted:

Israeli or foreign resident	16.46%
Israeli company	12.82%
Foreign Swiss company	9.27%
Foreign US-located company holding up to 10%	16.46%

5. The balance of the Company's profits as defined in Section 302 of the Companies Law – 1999, following the said distribution is NIS 124,139,000.
6. Procedure for approving distribution of the dividend: approval by the Board of Directors.
7.

# of entitled share	Amount of dividend to be paid in NIS or other currency per share	Payment currency	Date of currency payment rate
1801082	0.11	NIS	
1801082	0.024	US$	April 1, 2004

8. If the Company has shares convertible into equity, provide details of the influence the dividend distribution will have on them:
The Company does not have shares convertible into equity.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

February 18, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding the status of an interested party's shareholding

1.
Name of shareholder: Bank Leumi Ltd. Group – companies for the management of joint investment funds in trust
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Balance in previous report (number of shares): 700,017
Change in number of shares: 21,495
Current balance (in number of shares): 721,512
Shareholding rate following change: in equity: 1.53%, in voting rights: 1.53%
Fully diluted shareholding rate following change: in equity: 1.53%, in voting rights: 1.53%

2.
Name of shareholder: Bank Leumi Ltd. Group – retirement funds and retirement fund management companies
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 520018078
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Balance in previous report (number of shares): 3,277,491
Change in number of shares: -16,946
Current balance (in number of shares): 3,260,545
Shareholding rate following change: in equity: 6.93%, in voting rights: 6.93%
Fully diluted shareholding rate following change: in equity: 6.93%, in voting rights: 6.93%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF

FRUTAROM
FOUNDED 1933

February 15, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a new interested party based on shareholding

1. Name of shareholder:
   Company name: Bank HaPoalim Group
   Type of I.D. number: Number with Israeli Companies Registrar
   Holder's I.D. number: 520000118
   Country of association: Israel
2. Address: 62 Yehuda HaLevy St., Tel Aviv 65227
3. Date of becoming an interested party: February 12, 2004
4. Date on which Company was notified: February 15, 2004
5. Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
6. Share # on Tel Aviv Stock Exchange: 1081082
7. Type of share: Ordinary
8. Type of change: Increase due to purchase on stock exchange
9. Transaction rate: NIS 19.15
10. Are the shares dormant or convertible to dormant shares: No
11. Balance in previous report (number of shares): 0
12. Change in number of shares: 5,000
13. Balance following change (in number of shares): 2,357,266
14. Shareholding rate following change: in equity: 5.01%, in voting rights: 5.01%
15. Fully diluted shareholding rate following change: in equity: 5.01%, in voting rights: 5.01%
16. The interested party does not hold shares or convertible debentures in a subsidiary or affiliated company of the Company.
17. See notes.
18. Time and date at which the Company was made aware of the change: 14:30 on February 15, 2004
19. If a banking company or insurer is involved, provide details:

1. Fund management companies for joint trust investments Shareholding in equity: 1.02%, in voting rights: 1.02% Fully diluted shareholding rate in equity: 1.02%, in voting rights: 1.02%
2. Retirement funds and retirement fund management companies Shareholding in equity: 3.99%, in voting rights: 3.99% Fully diluted shareholding rate in equity: 3.99%, in voting rights: 3.99%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

February 2, 2004

Securities Exchange Commission	Tel Aviv Stock Exchange
22 Kanfei Nesharim St.	54 Ahad Ha'am St.
Jerusalem	Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a party that has ceased to be interested based on shareholding

1. Name of shareholder:
   Company name: Bank HaPoalim Group
   Type of I.D. number: Number with Israeli Companies Registrar
   Holder's I.D. number: 520000118
   Country of association: Israel
2. Date on which no longer an interested party: January 28, 2004
3. Date on which Company was notified: February 1, 2004
4. Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
5. Share # on Tel Aviv Stock Exchange: 1081082
6. Type of share: Ordinary
7. Type of change: Decrease due to sale on stock exchange
8. Transaction rate: NIS 19.29
9. Are the shares dormant or convertible to dormant shares: No
10. Balance in previous report (number of shares): 2,355,374
11. Change in number of shares: -12,912
12. Balance following change (in number of shares): 2,342,462
13. Shareholding rate following change: in equity: 4.98%, in voting rights: 4.98%
14. Fully diluted shareholding rate following change: in equity: 4.98%, in voting rights: 4.98%
15. Time and date at which the Company was made aware of the change: 13:00 on February 1, 2004
16. If a banking company or insurer is involved, provide details:

1. Fund management companies for joint trust investments Shareholding in equity: 1.01%, in voting rights: 1.01% Fully diluted shareholding rate in equity: 1.01%, in voting rights: 1.01%

17. Note: The Bank HaPoalim Group held 2,355,374 ordinary shares in the Company, which constitute 5.01%of the Company's issued and paid equity. Bank HaPoalim's fund management companies for joint trust investments sold 12,912 ordinary shares in the Company and thereby reduced its holding to 4.98%.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

January 26, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Increase in shares due to purchase on stock exchange
Date of change: January 26, 2004
Transaction rate: NIS 18.78
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 906,329
Change in number of shares: 9,290
Current balance (in number of shares): 915,619
Shareholding rate following change: in equity: 1.95%, in voting rights: 1.95%
Fully diluted shareholding rate following change: in equity: 1.95%, in voting rights: 1.95%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

January 25, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Increase in shares due to purchase on stock exchange
Date of change: January 21, 2004
Transaction rate: NIS 18.04
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 897,991
Change in number of shares: 2,750
Current balance (in number of shares): 900,741
Shareholding rate following change: in equity: 1.91%, in voting rights: 1.91%
Fully diluted shareholding rate following change: in equity: 1.91%, in voting rights: 1.91%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

January 21, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

1.
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Increase in shares due to purchase on stock exchange
Date of change: January 19, 2004
Transaction rate: NIS 19.24
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 876,491
Change in number of shares: 10,800
Current balance (in number of shares): 887,291
Shareholding rate following change: in equity: 1.88%, in voting rights: 1.88%
Fully diluted shareholding rate following change: in equity: 1.88%, in voting rights: 1.88%

2.
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary

Type of change: Increase in shares due to purchase on stock exchange
Date of change: January 20, 2004
Transaction rate: NIS 18.65
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 887,291
Change in number of shares: 10,700
Current balance (in number of shares): 897,991
Shareholding rate following change: in equity: 1.91%, in voting rights: 1.91%
Fully diluted shareholding rate following change: in equity: 1.91%, in voting rights: 1.91%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

January 18, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Ori Yehudai
Type of I.D. number: I.D. number
Holder's I.D. number: 052731569
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Citizenship: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Increase in shares due to private issue
Date of change: January 18, 2004
Transaction rate: NIS 5.00
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 228,339
Change in number of shares: 500,000
Current balance (in number of shares): 718,339
Shareholding rate following change: in equity: 1.55%, in voting rights: 1.55%
Fully diluted shareholding rate following change: in equity: 2.01%, in voting rights: 2.01%

1. The shares are blocked for the following periods and rates as detailed below:

Blockage period	Blocked shares	Released shares
Until July 1, 2004	100%	0%
Until January 1, 2005	75%	25%
Until January 1, 2006	50%	50%
Until January 1, 2007	25%	75%
After January 1, 2007	0%	100%

The consideration payment date for the shares will be not before the end of the blockage date detailed above and not after from the shares' date of sales by Mr.

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517

Yehudai. The shares will be held by a trustee to ensure the blockage detailed above and payment of the consideration to the Company for the shares.

2. If the change is through signature on a borrowing letter, please state the details regarding the termination of the borrowing.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

SEC MAIL PROCESSING
RECEIVED
DEC 3 0 2004
WASH, D.C. 202 SECTION

January 18, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in the Company's issued and registered equity

The Company reports that there was a change in the Company's issued equity on January 18, 2004.

1. The change was made through a private offering of shares in the Company.
2. The aforementioned change is further to the private offering publicized on December 21, 2003. Document #2003-01-048945.
3. If the share allocation was made through the conversion of convertible debentures, provide details: No
   If the share allocation was made through a private or public offering, provide details:
   Type of shares allocated: Ordinary
   Quantity of shares allocated: 900,000
   The consideration given or to be given for the allocated shares: The consideration to be given for the allocated shares is NIS 5.00 per share for a total of NIS 4,500,000.
   If the share allocation is the result of a benefit share issue, equity spin off or equity unification, give details: No
   Details of other changes: None
   The Company's share equity following the aforementioned change is as follows:

Share #	Type of share	Registered equity	Issued equity	Currency
1081082	Ordinary shares	60,000,000	47,076,357	NIS

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517

SUBSIDIARY OF

FRUTAROM
FOUNDED 1933

January 15, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding the results of a General Meeting to approve a private issue

1. Further to the reports detailed below:

Report	Publication date	Document #
Original	December 21, 2003	2003-01-048945
Original	December 21, 2003	2003-01-048930

2. Following are the results of the General Meeting held on January 14, 2004:
3. Type of transaction: Private issue
Summary of proposed decision: To approve the issue of 500,000 ordinary shares in the Company to Mr. Ori Yehudai, president & CEO and director in the Company, at a price of NIS 5.00 per share, as detailed in the immediate report the substantial private offering mentioned above in #1 (Document #2003-01-048945).
The General Meeting decided to: approve.
Quantity of shares participating in the vote: 36,382,866
Quantity of shares in favor of the decision: 25,470,262
Quantity of shares opposing the decision: 10,842,580
Quantity of shares abstaining: 70,024
Percentage of voters opposing from total shares counted for the purpose of the vote: 29.80%
Percentage of voters opposing from total voting rights in Company: 23.48%
Percentage of voters in favor of transaction from total voters who are do not have a personal interest in the transaction: 70.01%
Percentage of voters opposed who are do not have a personal interest in the transaction, out of total voting rights in the Company: 29.80%
4. Other subjects on the agenda:
4.1 To appoint Kesselman & Kesselman, members of PricewaterhouseCoopers, as the Company's auditors for 2003 and until the next annual general meeting of the Company, and to authorize the Company's management to determine their fees.
4.2 To reappoint Dr. John Farber, Mrs. Maya Farber, Ms. Sandra Farber, and Messrs. Ariel Ginsburg and Ori Yehudai as directors in the Company, until a decision of the next annual general meeting of the Company. Messrs. Gil Leidner and Uzi Netanel will continue to serve as independent directors.
4.3 To approve raising Mr. Ori Yehudai's salary in the Company to the amount of NIS 94,000 per month.

4.4 To approve the payment of an annual bonus to Mr. Yehudai for the year 2002 in the amount of NIS 900,000.

4.5 To approve Mr. Yehudai's retirement conditions in the case of a change of control in the Company as detailed in the immediate report mentioned in #1 (2003-01-048930).

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

January 15, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

Name of company: Ori Yehudai
Type of I.D. number: I.D. number
Holder's I.D. number: 052731569
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Citizenship: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Reduction in shares due to ex stock exchange sale
Date of change: January 14, 2004
Transaction rate: NIS 19.75
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 328,339
Change in number of shares: -100,000
Current balance (in number of shares): 228,339
Shareholding rate following change: in equity: 0.49%, in voting rights: 0.49%
Fully diluted shareholding rate following change: in equity: 0.49%, in voting rights: 0.49%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

January 4, 2004

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a change in an interested party's shareholding

1.
Name of company: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli Companies Registrar
Holder's I.D. number: 512397373
Nostro account of a banking or insurance company: No
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's shares: No
Country of association: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Type of change: Deduction in shares due to option exercise purchase
Date of change: January 4, 2004
Transaction rate: NIS 0.00
Are the shares dormant or convertible to dormant shares: No
Balance (in number of shares) at last report: 885,279
Change in number of shares: -7,998
Current balance (in number of shares): 887,281
Shareholding rate following change: in equity: 1.9%, in voting rights: 1.9%
Fully diluted shareholding rate following change: in equity: 1.9%, in voting rights: 1.9%

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

Frutarom Industries Ltd.
Directors' Report to the Shareholders for the Period Ended September 30, 2004

Frutarom Industries Ltd. ("Frutarom" or "the Company"), founded in 1933, is a multinational firm that became a public company in 1996. Frutarom develops, produces and markets flavors, flavor and fragrance ingredients, and natural extracts, and has significant manufacturing and development centers on three continents at which approximately 1,000 people are employed. Frutarom markets its products in over 100 countries worldwide.

The third quarter of 2004 is the 20th consecutive quarter in which the positive growth trend in the results of Frutarom's activity has continued. The Company's two divisions, the Flavors and Fine Ingredients Divisions, continued to increase their sales, margins, and profit while improving product mix. Ongoing growth in the core activities of Frutarom's two divisions is a central element in the ongoing implementation of Frutarom's strategy combining strong organic growth in core activities with growth through acquisitions. Recent acquisitions have allowed the Company to broaden the scope of its activities and knowhow and to enter strategic geographical markets, while focusing and expanding its activity at existing locations.

On August 17, 2004, Frutarom signed an agreement with International Flavors & Fragrances Inc. ("IFF") to acquire IFF's Food Systems (Fruit Preparations) business in Switzerland and Germany. On October 29, 2004, following IFF's completion of the consultation process with the French works council, an agreement to acquire the IFF Food Systems business in France was signed. The sales turnover of IFF's European Food Systems business was approximately US$ 90 million in 2003. (The acquired business in Switzerland and Germany comprised 70% of IFF's total European Food Systems activity in 2003, and the acquired business in France comprised 30%.) The Food Systems business develops and produces unique fruit and other natural compounds that are used as natural flavor materials in a wide range of food products such as dairy (yogurts and ice creams), sweet and savory bakery, and confectionery. The process of integrating the Food Systems business acquired in Switzerland and Germany into Frutarom's existing activities is underway and to date has proceeded according to plan. Following completion of the

agreement to acquire the Food Systems business in France, the Company has commenced the implementation of its plan to transfer the manufacturing activity currently conducted at IFF's plant in Dijon, France, to the modern Food Systems production sites in Germany and Switzerland in order to achieve synergies between the three sites' activity, achieve cost savings and increase efficiency. Management expects the transfer of the production activity in France to the sites in Germany and Switzerland to be completed by the end of the current year. The research, development, sales and marketing activities of the acquired Food Systems business, which are dedicated to the French market, will remain in France, an important target market in which Frutarom expects to significantly expand its activity.

The purchase price for the Food Systems business acquired in Germany and Switzerland was Euro 30 million (approximately US$ 37 million). The purchase price for the Food Systems business and assets acquired in France was Euro 3.5 million (approximately US$ 4 million), resulting in a total purchase price of Euro 33.5 million (approximately US$ 41 million). The consideration paid was reduced by various liabilities assumed by Frutarom and adjustments for asset values. The acquisition agreement includes an earn out mechanism based on the results of the acquired business in 2005 and 2006, meaning that the acquisition price could decrease or increase by an additional Euro 3.5 million.

Acquiring IFF's Food Systems business in Europe constitutes an additional step in realizing and implementing the Frutarom Group's rapid growth strategy of recent years. The acquired activity is complementary to and synergetic with Frutarom's varied existing activities in the fields of natural flavor and fragrance materials and natural botanical extracts. The products, customers and geographic spread of the Food Systems business acquired from IFF are complementary to Frutarom's activities, with little duplication. Frutarom is working to best extract the considerable synergy with the acquired activities, while unifying management, research and development, operations, and sales and marketing infrastructures. The acquired Food Systems business is also expected to provide a stronger foundation for Frutarom in the savory field (non sweet flavors used in snacks, bakery, etc.). Frutarom believes that the acquired business will serve to leverage and strengthen its position as a leading supplier of comprehensive solutions—tastier, natural and adding health benefits to food products (functional foods), for the world's leading food manufacturers.

The results of the Food Systems business acquired in Switzerland and Germany are included as of August 17, 2004 in Frutarom's results of operations for the third quarter of 2004. The Food Systems business acquired in France is included in Frutarom's results of operations as of November 2, 2004. Frutarom's balance sheet for the third quarter fully consolidates the Food Systems assets acquired in Switzerland and Germany.

Frutarom's sales in the third quarter of 2004 totaled US$ 51.4 million (NIS 230.0 million), a 21.2% increase compared with the same period in 2003. Gross profit for the period rose 26.1%, amounting to US$ 16.9 million (NIS 75.8 million) compared with US$ 13.4 million (NIS 58.8 million) during the same period in 2003, while the gross margin rose from 31.7% to 33.0%. Operating profit rose 74.1% to US$ 6.9 million (NIS 30.7 million) compared with US$ 3.9 million (NIS 17.2 million) in the same quarter of 2003. Operating profit reached 13.3% compared with 9.3% during the same period in 2003. Net profit increased by 116.0%, reaching US$ 5.0 million (NIS 22.5 million) compared with US$ 2.3 million (NIS 10.2 million) in the third quarter of 2003. Net margin also improved, reaching 9.8% compared with 5.5% in the same period in the previous year.

Together with this increase in sales, during the third quarter Frutarom also achieved improvement in the cash flow from operating activities of US$ 7.2 million (NIS 32.1 million) compared with US$ 4.3 million (NIS 18.7 million) during the same quarter last year.

Frutarom's sales for the first three quarters of 2004 totaled US$ 139.8 million (NIS 629.0 million), a 36.0% increase compared with the same period in 2003, when sales totaled US$ 102.9 million (NIS 450.4 million). Gross profit for the first nine months of 2004 rose 42.8%, amounting to US$ 47.4 million (NIS 213.4 million) compared with US$ 33.2 million (NIS 145.5 million) in the same period in 2003. Gross margin rose from 32.3% to 33.9%. Operating profit increased 68.8% to US$ 19.1 million (NIS 86.1 million) compared with US$ 11.3 million (NIS 49.7 million) during the same period in 2004. Operating profit reached 13.7% compared with 11.0% during the same quarter in 2004. Net profit rose by 98.8% to total US$ 14.3 million (NIS 64.5 million) compared with approximately US$ 7.2 million (NIS 31.6 million) in the first three quarters of 2003. Net margin also rose, to 10.3% compared with 7.0% during the same period in 2003.

During the first three quarters of 2004 Frutarom achieved a positive cash flow from operating activities of US$ 15.5 million (NIS 69.8 million) compared with US$ 6.8 million (NIS 29.6 million) during the same period in 2003.

The Company's equity capital as at September 30, 2004 amounted to US$ 73.2 million (NIS 328.3 million), which comprises 37.6% of the balance sheet, compared with US$ 57.5 million (NIS 252.0 million) on September 30, 2003, which comprised 39.0% of the balance sheet.

The growth in net profit in recent years is a result of, *inter alia*, the sustained rapid growth trend in Frutarom's activities, both through the organic growth of core activities in the Flavors and Fine Ingredients Divisions, and through the successful integration of businesses acquired in recent years. The Company's continued improvement to product mix while achieving steady growth in the Flavors Division's (the most profitable of Frutarom's activities) portion of the Company's overall activity (53.6% in the first three quarters of 2004 compared with 48.8% in 2003 and 28.4% in 1999) has also contributed to the growth in net profit. The improvement to product mix and the growth in net profit also derive from the Fine Ingredients Division's focus on developing and introducing new products with comparatively higher than average margins. Although the Company has continued to expand its activities in recent years, it has maintained a policy of cost control, which has also contributed to the growth in profit and margins achieved in recent years.

Sales Development (US$ million)

First Three Quarters: 2001-2004


150
120
90
60
30
0
77.5
84.0
102.9
139.8
2001
2002
2003
2004

Third Quarter: 2001-2004


60
50
40
30
20
10
0
26.4
27.5
42.4
51.4
2001
2002
2003
2004

Frutarom invests considerable effort in continuing to implement its rapid growth strategy, which has been successfully implemented in recent years, with a view to becoming one of the ten global leaders in the flavor and fine ingredients industry.

I. Brief Description of the Company and its Business Environment

Frutarom is active through two main divisions: the Flavors Division and the Fine Ingredients Division. Frutarom's Flavors Division develops, produces and markets flavors and food systems intended mainly for the food and beverage industries. The Fine Ingredients Division develops, produces and markets raw materials intended for producing flavors and fragrances, as well as developing, producing and marketing natural medicinal extracts, essential oils, and other natural ingredients used mainly in the food, flavor, fragrance, pharmaceutical and nutraceutical, health and functional food, and cosmetic industries. The Fine Ingredients Division is also involved in developing, producing and marketing building blocks in the peptide field, for use in the pharmaceutical industry in producing medicines using biotechnological methods. Through its subsidiary, Frutarom Trade & Marketing (1990) Ltd., Frutarom imports and markets various raw materials that the Company itself does not produce, to customers in Israel.

Frutarom's products are produced at its plants in the United States, Israel, Switzerland, Germany, the United Kingdom, Denmark, Turkey and China, and are sold to over 3,500 customers in more than 100 countries on five continents. Frutarom's international marketing infrastructure includes branches in the United States, Israel, Switzerland, the United Kingdom, France, Germany, Denmark, Romania, Russia, Ukraine, Kazakhstan, Belarus, Turkey, Brazil, Mexico, China, Hong Kong, and India. The Company also works through local agents and distributors worldwide.

Changes in consumer consumption habits and preferences worldwide, together with the constant rise in the average age of the world's population, have led to a rapid growth trend in demand for both natural products and products with added health qualities and values (functional foods). Frutarom estimates that the Company's capabilities and strengths, to which acquisitions (namely Flachsmann and the Food Systems business) made in recent years contribute, will serve to

leverage and strengthen Frutarom's position as a leading supplier of natural flavor materials that offers comprehensive solutions—tasty, natural and healthy—to the world's leading food manufacturers, including a wide and innovative range for the functional food industry.

Management believes that Frutarom benefits from a competitive advantage in the field of functional foods, which is developing rapidly throughout the world, due to its proven abilities in the fields of botanical extraction and of natural flavors for the food industries, and Food Systems. These two fields of expertise combine Frutarom's capabilities and experience in carrying out clinical studies and in developing, producing and using active ingredients from medicinal plants in food products. Frutarom's access and status as an approved supplier to leading global food manufacturers is an added advantage, providing the Company with the opportunity to be a prominent supplier in the functional food segment and achieving a significant competitive advantage and differentiation, which it seeks to leverage.

Frutarom considers the continued strengthening of its presence in target markets and particularly in emerging markets possessing a growth rate higher than the average for the western world, to be a central element of its growth strategy for the future. Accordingly, in recent years Frutarom established subsidiaries in China, Turkey, Russia, Ukraine, Kazakhstan, Romania and Belarus. Frutarom estimates that it will continue to deepen its penetration and expand its activity to additional emerging markets, in parallel with continuing to strengthen its position in western markets that it already has a substantial presence in. Frutarom will continue to develop unique products that are tailor made to fit the needs of its customers in all its markets, including those among the leading multinational food manufacturers in the world as well as medium sized, local customers in strategic target countries. Frutarom regards its ability to provide mid sized, local customers with comprehensive, quality service on a level generally only given to leading multinationals as a competitive advantage that it works to take best advantage of. Frutarom also sees this as an important element of its growth strategy.

II. Results of Activities

Frutarom's sales during the third quarter of 2004 totaled US$ 51.4 million, an increase of 21.2% compared with US$ 42.4 million during the same quarter in 2003.

The following contributed to the growth in sales:

A. The merger of the Food Systems business acquired from IFF in Switzerland and Germany with Frutarom's global activities. The newly acquired Food Systems business considerably expanded Frutarom's product portfolio, customer base and geographical reach (allowing it to expand in regions and countries in which Frutarom had not had a significant presence to date, such as France, Spain, Italy, Norway and North Africa). Frutarom is continuing to work diligently to develop the considerable synergies existing between its activities and those of the Food Systems business acquired from IFF.

B. The continued accelerated growth in sales in recent years of the Flavors Division, which is the more profitable of Frutarom's activities. This growth was driven by strengthening the activity of Frutarom's subsidiaries throughout the world. During the first three quarters of 2004 the Flavors Division's activity contributed over 50% of Frutarom's total sales. Frutarom expects to continue to invest in and strengthen all of the Flavors Division's sites in coming years, and regards the Flavors Division as a central element of its business development strategy for the future.

C. Continued consolidation and strengthening of Frutarom's global research, development, sales and marketing networks. This includes the emerging market regions where Frutarom has recently begun its activities and where the growth rate, including of processed foods consumption, is significantly higher than the global average.

D. Growth of the Fine Ingredients Division's sales, with the contribution of new products developed in Frutarom's research and development laboratories.

These new products have on average higher margins in markets in which Frutarom has a competitive advantage.

This year's cool and rainy summer in Europe, where Frutarom has a significant presence, had an adverse effect on the sales of some of Frutarom's customers, particularly in the beverage and ice cream fields. Despite this, Frutarom succeeded in achieving growth in all the fields of its core business even during the third quarter of the year.

Breakdown of Sales by Activity 1999-2004

Segment	1999	2000	2001	2002	2003	Jan.-Sept. 2004
Flavors Division	28.4%	32.4%	38.8%	42.3%	48.8%	53.6%
Fine Ingredients Division	62.8%	59.8%	55.6%	52%	46.7%	42.6%
Trade & Marketing	8.8%	7.8%	5.6%	5.7%	4.5%	3.8%

Frutarom's gross profit rose 26.1% during the third quarter of 2004 to US$ 16.9 million compared with US$ 13.4 million during the third quarter of 2003. The gross margin also rose from 31.7% to 33.0% over the same period.

Selling, administration and general expenses for the third quarter of 2004 totaled US$ 10.1 million, compared with US$ 9.5 million during the same quarter in 2003. The increase in expenses is mainly a result of the growth in Frutarom's activities and the addition of the Food Systems business in Germany and Switzerland acquired from IFF, during the period since the acquisition.

Operating profit for the third quarter of 2004 continued the upward trend of past years to reach US$ 6.9 million, growing 74.1% compared with the third quarter of 2003. In parallel with the rise in operating profit, operating margin continued to grow, reaching 13.3% in the third quarter of 2004 compared with 9.3% in the same period in 2003.

Finance expenses for the third quarter of 2004 totaled US$ 0.35 million, compared with US$ 0.28 million in the same quarter last year.

Profit before tax for the third quarter of 2004 rose 77.7% to US$ 6.5 million compared with US$ 3.7 million during the same quarter of 2003. Profitability rose from 8.7% to 12.7%.

Tax expenses for the third quarter of 2004 totaled US$ 1.5 million compared with US$ 1.3 million in the same quarter of 2003.

Net profit for the third quarter grew 116.0% to reach US$ 5.0 million compared with US$ 2.3 million during the third quarter of 2003. The net profit margin also increased, reaching 9.8% compared with 5.5% during the third quarter of 2003.

<u>Profit Development - Third Quarters 2001-2004 (US$ million)</u>


Gross Profit
7.8
8.4
13.4
16.9
18
16
14
12
10
8
6
4
2
0
2001
2002
2003
2004
Operating Profit
1.8
2.4
3.9
6.9
8
6
4
2
0
2001
2002
2003
2004
Profit before Tax
1.2
1.9
3.7
6.5
7
6
5
4
3
2
1
0
2001
2002
2003
2004
Net Profit
0.8
1.3
2.3
5.0
6
5
4
3
2
1
0
2001
2002
2003
2004

Profit Development - First Three Quarters in 2001-2004 (US$ million)


Gross Profit
24.3
26.4
33.2
47.4
50
40
30
20
10
0
2001
2002
2003
2004


Operating Profit
7.5
8.8
11.3
19.1
20
15
10
5
0
2001
2002
2003
2004


Profit before Tax
5.5
7.7
10.7
18.5
20
15
10
5
0
2001
2002
2003
2004


Net Profit
3.7
5.3
7.2
14.3
15
10
5
0
2001
2002
2003
2004

III. Financial Status

Total assets at September 30, 2004 amounted to US$ 194.9 million, compared with US$ 147.4 million at September 30, 2003.

The Company's current assets totaled US$ 94.6 million compared with US$ 77.3 million at the end of the same quarter last year.

Net fixed and other assets totaled US$ 97.8 million on September 30, 2004 compared with US$ 67.7 million at the end of the same quarter in 2003.

IV. Liquidity

During the third quarter of 2004, cash flow from operating activities reached US$ 7.2 million compared with a cash flow of US$ 4.3 million during the same quarter last year. The cash flow generated during the quarter was used to reduce debt, for investments made by Frutarom, and to increase its cash reserves.

V. Sources of Finance

A. Equity

The Company's equity as at September 30, 2004 totaled US$ 73.2 million (37.6% of the total balance sheet). The increase in the Company's equity during the third quarter resulted mainly from the Company's profit for the quarter in the amount of US$ 5.0 million.

B. Long Term Loans Including Current Maturities of Long Term Loans (Quarterly Average)

The average long term credit from banks totaled US$ 33.5 million. During the same quarter last year, the Company had long term credit of US$ 40.9 million at its disposal.

C. Short Term Loans Excluding Current Maturities of Long Term Loans (Quarterly Average)

The average short term credit from banks totaled US$ 24.8 million. During the same quarter last year, the Company had short term credit of US$ 1.2 million at its disposal. The growth in short term credit at the Company's disposal derives mainly from the acquisition of the Food Systems activity in Germany and Switzerland from IFF, which was financed with bank credit.

D. Credit From Suppliers and Customers (Quarterly Average)

The average credit from suppliers and other creditors was US$ 37.0 million (US$ 34.2 million during the same period in 2003). During the third quarter of 2004, Frutarom granted average credit of US$ 38.0 million to receivables (US$ 30.1 million during the same period in 2003). The growth in credit to

receivables results from the growth in activity compared with the same quarter in 2003.

VI. Disclosures about Market Risk

No significant events or changes have occurred in the Company's exposure to market risk compared with December 31, 2003, as presented in the Directors Report of that date.

VII. External Influences

There have not been any changes since the Directors Report issued for the period January to December 2003 as stated in the Directors Report as at December 31, 2003.

VIII. Events Following the Balance Sheet Date

On October 29, 2004, following IFF's completion of the consultation process with the French workers council, Frutarom and IFF signed an agreement for the acquisition of the assets of IFF's Food Systems activity in France.

The Board of Directors of the Company held four meetings during the period under report.

The Board of Directors thanks Frutarom's employees and management for the Company's handsome achievements.

--------------------	--------------------
Dr. John J. Farber	Ori Yehudai
Chairman of the Board	President & CEO
	Member of the Board

November 14, 2004

FRUTAROM
FOUNDED 1933

Frutarom Industries Ltd.
Directors' Report to the Shareholders for the Period Ending June 30, 2004

Frutarom Industries Ltd. ("Frutarom" or "the Company"), founded in 1933, is a multinational firm that became a public company in 1996. Frutarom develops, produces and markets flavors, flavor and fragrance ingredients, and medicinal plant extracts and has significant manufacturing and development centers on three continents at which more than 800 people are employed. Frutarom markets its products in over 85 countries worldwide.

Frutarom achieved impressive results in the second quarter of 2004, continuing its positive trend for the 19th consecutive quarter. The Company's two divisions, the Flavors and Fine Ingredients Divisions, continued to increase their sales, margins, and profit while improving product mix. Continued accelerated organic growth is a central element in the ongoing implementation of Frutarom's strategy, which combines robust internal growth with acquisitions bringing knowhow and additional activities, as well as expanding Frutarom's core business activities within its strategic geographical markets.

Similar to the first quarter, during the second quarter the results of the successful integration of the Swiss company Emil Flachsmann AG ("Flachsmann"), purchased in June 2003, had a positive influence. The integration of the two companies' activities has created a synergetic relationship that leverages each of the companies' inherent and complementary strengths and which is expected to achieve even greater benefits in the future. Collaboration between research and development teams is leveraging both companies' knowledge base and driving the development of new and innovative products. Operations and production staff are working diligently to increase efficiency and better utilize production capacity. Marketing and sales organizations have been unified, making the most out of Frutarom's and Flachsmann's relative advantages. The Frutarom Group customer base has expanded and many new customers have been added, including market leaders in the food and pharmaceutical segments. This integration of activities and the synergy between the firms has achieved considerable cost savings, contributing to Frutarom's first and second quarter results. The Flachsmann acquisition has strengthened the Frutarom Group's managerial, research and development, operational, and sales and

marketing infrastructures, which today are prepared for additional strategic acquisitions and their subsequent efficient integration with the Frutarom Group as a whole, in accordance with the Company's strategy.

On May 27, 2004, Frutarom signed a letter of intent with International Flavors & Fragrances Inc. ("IFF") to acquire IFF's Fruit Preparation business in Europe, which had a sales turnover of US$ 90 million in 2003. The Fruit Preparation business develops and produces unique fruit and other natural compounds that are used as natural flavor materials in a wide range of food products such as dairy, bakery, and others. According to the letter of intent, in the first stage the activities and assets of IFF's Fruit Preparation business in Switzerland and Germany will be purchased and integrated into Frutarom's existing activities in those countries. The second stage will involve the acquisition of IFF's Fruit Preparation business in France, following the completion of IFF's consultation process with the French works council (regarding the potential sale of the business to Frutarom and the closure of the French site, at which other IFF activities are also located). The Fruit Preparation business in France constitutes 30% of IFF's fruit preparation business in Europe. Upon completing the acquisition of the French business, its manufacturing activity will be integrated with the existing plants in Germany and Switzerland to achieve optimal synergy, savings and efficiency. The application laboratories and sales and marketing activities, which are dedicated to the French market, will remain in France, where Frutarom expects to significantly expand its activity.

Completing the acquisition of IFF's Fruit Preparations business in Europe will constitute an additional step in realizing and implementing the Frutarom Group's rapid growth strategy. The acquisition dovetails well and is synergetic with Frutarom's existing activities and capabilities in the fields of natural flavors, plant extracts, functional foods and nutraceuticals. Frutarom intends to use this acquisition to leverage and strengthen its position as a leading supplier of natural flavor materials offering leading food manufacturers comprehensive natural solutions, including a wide and innovative range of products for the functional foods industry. The acquired activity is also expected to consolidate Frutarom's activity in the savory field. The products, customers and geographic spread of IFF's Fruit Preparation business are complementary to Frutarom's activities, allowing Frutarom to extract the considerable synergy between its activities while unifying management, research and development, operations and sales and marketing infrastructures.

Frutarom continues its rapid organic growth by consolidating and expanding its core activities. Accordingly, it is establishing two additional subsidiaries and development laboratories in Romania and Belarus. These new subsidiaries will employ experienced local sales and marketing and development personnel who are familiar with their markets. The new companies are expected to contribute to strengthening Frutarom's presence in high growth emerging markets. Frutarom regards the establishment of additional subsidiaries and the expansion of its development, sales and marketing infrastructures in Eastern Europe as an important factor in implementing its business strategy.

The Flavors Division, which is the more profitable of Frutarom's activities, continued to show the same rapid growth in the second quarter of 2004, with impressive performance by most of its subsidiaries worldwide. In the UK, accelerated growth was sustained, with an increased performance in emerging markets such as Russia, Ukraine, Kazakhstan and China, countries where the growth rate of processed foods consumption is higher than the global average. These factors contributed to Frutarom's continued growth in margins, and are expected to continue to play a significant role in the Company's long term development.

Frutarom's sales in the second quarter of 2004 totaled US$ 44.6 million (NIS 202.9 million), a 38.0% increase compared with the same period in 2003. Gross profit rose 44.2%, amounting to US$ 15.6 million (NIS 71.1 million) compared with US$ 10.8 million (NIS 47.4 million) during the same period in 2003, while the gross margin rose from 33.6% to 35.1%. Operating profit increased 55.1% to US$ 6.6 million (NIS 29.8 million) compared with US$ 4.2 million (NIS 18.5 million) in the second quarter of 2003. Net profit rose by 73.7%, reaching US$ 5.1 million (NIS 23.0 million), compared with approximately US$ 2.9 million (NIS 12.7 million) in the second quarter of 2003. Net margin also rose to 11.3% compared with 9% in the same period the previous year. Together with this increase in activity, Frutarom achieved a positive cash flow from current activities of US$ 4.7 million (NIS 21.3 million) in the second quarter of 2004 compared with US$ 2.8 million (NIS 12.1 million) during the same quarter last year.

Frutarom's sales for the first half of 2004 totaled US$ 88.5 million (NIS 399.0 million), a 46.3% increase compared with the same period in 2003, when sales totaled US$ 66.5 million (NIS 264.8 million). Gross profit for the period rose 54.1%, amounting to US$ 30.5 million (NIS 137.6 million) compared with US$ 19.8 million (NIS 86.7 million) in the same

period in 2003, while the gross margin rose from 32.7% for the first half of 2003 to 34.5% for the same period in 2004. Operating profit increased 66.0% to US$ 12.3 million (NIS 55.4 million) compared with US$ 7.4 million (NIS 32.4 million) during the same period in 2004. Net profit rose by 90.6% to total US$ 9.3 million (NIS 42.0 million) compared with approximately US$ 4.9 million (NIS 21.4 million) in the same period in 2003. Net margin also rose, to 10.5% compared with 8.1% in the same period in 2003. Together with this surge in activity, in the first half of 2004 Frutarom achieved a positive cash flow from current activities that amounted to US$ 8.4 million (NIS 37.7 million) compared with US$ 2.5 million (NIS 11.0 million) during the same period in 2003.

The Company's equity capital as at June 30, 2004 amounted to US$ 68.0 million (NIS 306.0 million) compared with US$ 43.0 million (NIS 188.3 million) on June 30, 2003.

The growth in net profit in recent years is a result of, among others, the sustained rapid growth trend in Frutarom's activities, both through organic growth of core activities in both the Flavors and Fine Ingredients Divisions and through the successful integration of acquired businesses. The Company's continued improvement to product mix while achieving steady growth in the Flavors Division's portion of the Company's overall activity has also contributed to the growth in net profit. The improvement to product mix and growth in net profit also derives from the Fine Ingredients Division's focus on developing and introducing new products with comparatively higher than average margin. While expanding its activity in recent years, the Company has aimed to keep close control over expenses, which has also contributed to the growth in profit and margins achieved in recent years.

Sales Development (US$ million)

Second Quarter: 2001-2004


45
40
35
30
25
20
27.0
29.4
32.3
44.6
2001
2002
2003
2004

First Half: 2001-2004


95
85
75
65
55
45
35
51.2
56.5
60.5
88.5
2001
2002
2003
2004

Frutarom invests considerable effort in continuing to implement the rapid growth strategy successfully implemented in recent years, which combines the strong organic growth of more profitable core activities with strategic acquisitions of companies, knowhow and activities in the Company's field of operations, with a view to becoming one of the ten global leaders in the flavor and fragrance industry.

I. Brief Description of the Company and its Business Environment

Frutarom's Flavors Division develops, produces and markets flavors and seasoning compounds intended for the food and beverage industries. The Fine Ingredients Division develops, produces and markets raw materials intended for producing flavors and fragrances, as well as developing, producing and marketing plant extracts and natural ingredients used in the flavor, fragrance, pharmaceutical, health food, functional food, nutraceutical and cosmetic industries. The Fine Ingredients Division is also involved in developing, producing and marketing building blocks in the peptide field, for use in the pharmaceutical industry in producing medicines using biotechnological methods. Through its subsidiary, Frutarom Trade & Marketing (1990) Ltd., Frutarom imports and markets various raw materials that the Company itself does not produce to customers in Israel.

Frutarom's products are produced in its plants in Israel, the United States, Switzerland, the United Kingdom, Denmark, Turkey, and China, and are sold to over 85 countries on five continents. Frutarom's international marketing infrastructure includes branches in Israel, the United States, Switzerland, the United Kingdom, Germany, Denmark, France, Romania, Russia, Ukraine, Kazakhstan, Belarus, Turkey, Brazil, Mexico, China, Hong Kong, and India. The Company also works through local agents and distributors worldwide.

Combining medicinal plants with food and beverages to create functional foods is a developing global trend. Frutarom enjoys a clear competitive advantage in this market due to the Company's proven ability in the extraction of medicinal plants and in the field of natural flavors for food. These two fields of expertise combine Frutarom's capabilities and rich experience in carrying out clinical studies and in developing, producing and using active ingredients from medicinal plants in food products. Frutarom's access and status as an approved supplier to leading global

food manufacturers are an added advantage, placing the Company in an excellent position to be a prominent supplier in the functional food segment and achieving a significant competitive advantage and differentiation, which it seeks to leverage.

II. Results of Activities

Frutarom's sales during the second quarter of 2004 totaled US$ 44.6 million, an increase of 38.0% compared with US$ 32.3 million during the same quarter in 2003.

The following contributed to the growth in sales:

A. The successful merger of the Swiss company, Flachsmann, and its subsidiaries in Germany, Denmark and Canada with Frutarom. Flachsmann's activity considerably expanded Frutarom's product offerings and geographical markets (Flachsmann had a significant presence in Western Europe, Scandinavia, Japan, and Korea). Frutarom continues working diligently to fulfill and extract the considerable synergies inherent in the complementary Flachsmann and Frutarom businesses.

B. The continued accelerated growth in recent years in the Flavors Division, which is the more profitable of Frutarom's activities. This growth was driven by strengthening the activity of Frutarom's subsidiaries throughout the world. During the first half of 2004, for the first time, over 50% of the Frutarom Group's total activity came from the Flavors Division. Frutarom expects to continue to invest in and strengthen all of the Flavors Division's sites in coming years, and regards this Division as a central element of its business development strategy for the future.

C. Growth of the Fine Ingredients Division's sales, with the contribution of new products developed by Frutarom's research and development laboratories. These new products have on average higher margins in markets in which Frutarom has a competitive advantage.

D. Continued consolidation and strengthening of Frutarom's global research, development, sales and marketing network. This includes the emerging market regions where Frutarom has recently begun its activities and where the growth of processed foods consumption is significantly higher than the global average.

Breakdown of Sales by Activity 1999-2004

Segment	1999	2000	2001	2002	2003	Jan. - June 2004
Flavors Division	28.4%	32.4%	38.8%	42.3%	48.8%	51.4%
Fine Ingredients Division	62.8%	59.8%	55.6%	52%	46.7%	44.5%
Trade & Marketing	8.8%	7.8%	5.6%	5.7%	4.5%	4.1%

Frutarom's gross profit rose 44.2% during the second quarter of 2004 to US$ 15.6 million compared with US$ 10.8 million during the second quarter of 2003. The gross margin also rose from 33.6% to 35.1% over the same period.

Selling, administration and general expenses for the second quarter of 2004 totaled US$ 9.1 million, compared with US$ 6.6 million during the same quarter in 2003. The increase in expenses is mainly a result of the merger of the Flachsmann Group's activity and the overall growth in the Frutarom Group's activities.

Operating profit for the second quarter of 2004 continued the upward trend of past years to reach US$ 6.6 million, growing 55.1% compared with the second quarter of 2003. In parallel with the rise in operating profit, operating margin continued to growth, reaching 14.7% in the second quarter of 2004 compared with 13.1% for the same period in 2003.

Finance expenses for the second quarter of 2004 totaled US$ 0.4 million, compared with US$ 0.1 million in the same quarter last year. The growth in finance expenses was due to exchange rate differences of non-US currency balances, which reduced finance expenses during the same quarter in 2003.

Profit before tax for the second quarter of 2004 rose 49.9% to US$ 6.3 million compared with US$ 4.2 million during the second quarter of 2003.

Tax expenses for the second quarter of 2004 totaled US$ 1.2 million compared with US$ 1.3 million in the same quarter of 2003. The growth in the profits of subsidiaries located in countries with a lower than average tax rate contributed to the decrease in the Company's tax rate.

Net profit for the second quarter grew 73.7% to US$ 5.1 million compared with US$ 2.9 million during the second quarter of 2003. The net profit margin also increased, reaching 11.3% compared with 9% during the second quarter of 2003.

Profit Development - Second Quarters 2001-2004 (US$ million)


Gross Profit
8.6
9.4
10.8
15.6
18
16
14
12
10
8
6
4
2
0
2001
2002
2003
2004


Operating Profit
2.9
3.5
4.2
6.6
7
6
5
4
3
2
1
0
2001
2002
2003
2004


Net Profit
1.6
2.3
2.9
5.1
6
5
4
3
2
1
0
2001
2002
2003
2004


Profit before Tax
2.2
3.2
4.2
6.2
7
6
5
4
3
2
1
0
2001
2002
2003
2004

III. Financial Status

Total assets at June 30, 2004 amounted to US$ 146.0 million, compared with US$ 148.6 million at June 30, 2003.

The Company's current assets totaled US$ 78.5 million compared with US$ 78.0 million at the end of the same quarter last year.

Net fixed and other assets totaled US$ 65.0 million on June 30, 2004 compared with US$ 68.3 million at the end of the same quarter in 2003.

IV. Liquidity

During the second quarter of 2004, cash flow from operating activity reached US$ 4.7 million compared with a cash flow of US$ 2.8 million during the same quarter last year. The cash flow generated during the quarter was used to reduce debt, to pay a dividend to the shareholders and for investments made by the Company.

V. Sources of Finance

A. Equity

The Company's equity as at June 30, 2004 totaled US$ 68.0 million (46.6% of the total balance sheet). The increase in the Company's equity during the second quarter resulted from the Company's profit for the quarter in the amount of US$ 5.1 million.

B. Long Term Loans Including Current Maturities of Long Term Loans (Quarterly Average)

The average long term credit from banks totaled US$ 36.4 million. During the same quarter last year, the Company had long term credit of US$ 32.9 million at its disposal.

C. Short Term Loans Excluding Current Maturities of Long Term Loans (Quarterly Average)

The average short term credit from banks totaled US$ 1.8 million. During the same quarter last year, the Company had short term credit of US$ 7.5 million at its disposal.

D. Credit From Suppliers and Customers (Quarterly Average)

The average credit from suppliers and other creditors was US$ 34.7 million (US$ 26.4 million during the same period in 2003). During the second quarter of 2004, Frutarom granted average credit of US$ 34.2 million to receivables (US$ 28.9 million during the same period in 2003).

VI. Disclosures about Market Risk

No significant events or changes have occurred in the Company's exposure to market risk compared with December 31, 2003, as presented in the Directors Report of that date.

VII. External Influences

There have not been any changes since the Directors Report issued for the period January to December 2003 as stated in the Directors Report as at December 31, 2003.

VIII. Events Following the Balance Sheet Date

There were no significant events following the balance sheet date.

The Board of Directors of the Company held two meetings during the period under report.

The Board of Directors thanks Frutarom's employees and management for the Company's handsome achievements.

---------------------	---------------------
Dr. John J. Farber	Ori Yehudai
Chairman of the Board	President & CEO
	Member of the Board

August 11, 2004

FRUTAROM
FOUNDED 1933

Frutarom Industries Ltd.
Directors' Report to the Shareholders
for the Period Ending March 31, 2004

Frutarom Industries Ltd. ("Frutarom" or "the Company") founded in 1933, is a multi-national firm that became a public company in 1996. Frutarom has significant manufacturing and development centers on three continents and markets its products in 85 countries. Frutarom currently employs over 800 people around the world.

Frutarom showed record results in the first quarter of 2004, continuing its upward trend for the 18th consecutive quarter. The Company's two divisions, the Flavors and Fine Ingredients Divisions, achieved excellent results with improved sales, profitability, and an improved product mix. Continued fast organic growth is a central element in the ongoing implementation of Frutarom's strategy, which combines robust internal growth with targeted acquisitions, bringing know-how and extending Frutarom's core business activities within its geographical markets.

The first quarter of 2004 was further characterized by synergy effects inherent in the merger and acquisition of the Swiss company Emil Flachsmann AG ("Flachsmann"), purchased by Frutarom in June 2003 as part of the company's strategy of rapid growth. The integration of the two companies' activities, completed at the end of 2003, has created a synergetic relationship that leverages each of the companies' inherent and complementary strengths. Collaboration between research and development teams is enriching both companies' knowledge base and driving the development of new and innovative products. Operations and production staff are working diligently to increase efficiency and better utilize production capacity. Marketing and sales organizations have been unified, making the most out of Frutarom's and Flachsmann's relative advantages in each country. The Frutarom Group customer base has expanded and many new customers have been added, which include food and pharmaceutical market leaders. This integration of activities and the synergy between the firms has achieved considerable savings in expenditure, contributing to Frutarom's first quarter results and to the expectation of further improvement in the future.

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDARY OF ICC INDUSTRIES INC.

The Flavors Division, the more profitable of Frutarom's activities, continued to show the same rapid growth this quarter as in previous years, with impressive performance by most of its subsidiaries worldwide. In the UK, accelerated growth was sustained, with increased performance in emerging markets such as Russia, Ukraine, Kazakhstan, Turkey and China. These factors contributed to Frutarom's continued increasing profitability, and are expected to continue to play a significant role in the Company's long term development.

Frutarom's sales in the first quarter of 2004 totaled US$ 43.9 million (NIS 196.1 million), a 55.8% increase compared to the same period in 2003. Gross profit rose by 66.1%, amounting to US$ 14.9 million (NIS 66.5 million), with the gross margin rising from 31.8% to 33.9%. Operational profit increased by 80.5% to US$ 5.7 million (NIS 25.6 million). Net profit rose sharply by 115.5%, reaching US$ 4.3 million (NIS 19 million), compared with approximately US$ 2 million (NIS 8.7 million) in the first quarter of 2003. Net profitability also rose to 9.7%, compared with 7% in the same period the previous year. Together with this surge in activity, Frutarom achieved in the first quarter of 2004 a positive cash flow from current activities that amounted to US$ 3.7 million (NIS 19 million).

At the close of the first quarter of 2004, the Company's equity capital amounted to US$ 63 million (NIS 286.7 million), in comparison with 2003's first quarter result of US$ 40.7 million (NIS 178.1 million). Total assets grew to US$ 146 million (NIS 661.4 million) from the same period in the previous year of US$ 95.3 million (NIS 417 million).

On March 2, 2004, the Company's Board of Directors approved a dividend of NIS 0.11 per share, totaling US$ 1.1 million (NIS 5.2 million).

Frutarom has invested much effort in the implementation of its successful growth strategy in recent years. The Company will continue to develop through swift organic expansion of the more profitable areas of its core activity, combined with the strategic acquisition of companies active in Frutarom's field of operations, with a view to becoming, within a few years, one of the ten global leaders in the flavor and fragrance industry.

I. Brief Description of the Company and its Business Environment

Frutarom's Flavors Division develops, produces and markets flavors, seasonings and seasoning compounds. The Fine Ingredients Division develops, produces and markets raw materials intended mainly for producing these same flavors, as well as developing, producing and marketing plant extracts and natural products used in the flavor, fragrance, pharmaceutical, health, functional food, nutraceutical and cosmetic industries.

The Fine Ingredients Division is also involved in the development, production and marketing of building blocks in the peptide field, for use by the pharmaceutical industry in producing medicines using biotechnological methods.

A subsidiary, Frutarom Trade & Marketing (1990) Ltd., imports and markets to customers in Israel various raw materials that it does not produce itself.

Frutarom's products are produced in its plants in Israel, the USA, the UK, Switzerland, England, Denmark, China, and Turkey, and are sold to over 85 countries worldwide. Frutarom's international marketing infrastructure includes branches in Israel, the USA, the UK, Switzerland, England, Germany, Denmark, France, Romania, Russia, Ukraine, Kazakhstan, Turkey, Brazil, Mexico, China, Hong Kong, and India, as well as local agents and distributors worldwide.

The addition of medicinal plants to food and beverages, known as functional foods, is a developing global trend. This trend fits well with Frutarom's expertise in flavors and natural botanical extracts. Frutarom's knowledge of food systems, proven ability in combining botanical extracts in foodstuffs, and access to food manufacturers all ensure that Frutarom has significant competitive advantage and differentiation, which the Company is striving to exploit.

II. Results of Activities

Frutarom's sales rose 55.8% during the first quarter of 2004 to US$ 43.9 million, compared with US$ 28.2 million during the same quarter in 2003.

The following contributed to the growth in sales and profitability:

A. The successful merger of Flachsmann Switzerland and its subsidiaries in Germany, Denmark, Hungary and Canada with the Frutarom Group's global activity. Flachsmann's activity complements Frutarom's in its geographical reach (Flachsmann had a substantial presence mainly in Western Europe, Scandinavia, Japan and Korea) as well as its products and target customers. Frutarom continues working diligently to fulfill and utilize the considerable synergies inherent in the complementary Flachsmann and Frutarom activities.

B. The continued accelerated growth trend in recent years in the Flavors Division. Frutarom will continue to invest in and strengthen all of the Flavors Division's sites in coming years, and regards this Division as a central element in its business' development strategy for the future.

C. Growth of the Fine Ingredients Division's sales, with the contribution of new products developed by Frutarom's research and development laboratories. These new products have a higher than average margin in markets in which Frutarom has a competitive advantage.

D. Continued consolidation and strengthening of Frutarom's global research, development, sales and marketing network. This includes the emerging market regions where Frutarom has begun activity in recent years.

Breakdown of Sales by Activity 1999-2004

	1999	2000	2001	2002	2003	1/04 - 3/04
Flavors Division	28.4%	32.4%	38.8%	42.3%	48.8%	49.5%
Fine Ingredients Division	62.8%	59.8%	55.6%	52%	46.7%	46.6%
Trade & Marketing	8.8%	7.8%	5.6%	5.7%	4.5%	3.9%

Frutarom's ***gross profit*** rose 66.1% during the first quarter of 2004 to reach US$ 14.9 million compared with US$ 9 million during the first quarter of 2003. The gross margin rose from 31.8% to 33.9% over the same period.

Selling, administration and general expenses for the first quarter of 2004 totaled US$ 9.2 million, compared with US$ 5.8 million during the same quarter in 2003. The increase in expenses is largely a result of the merger of the Flachsmann Group's activity, overall growth in activity and the continued consolidation of Frutarom's global network.

Operating profit for the first quarter of 2004 continued the upward trend of past years to reach US$ 5.7 million, growing 80.5% compared with the first quarter of 2003. The operating margin reached 13.1% compared with 11.3% for the same period in 2003.

Finance expenses for the quarter totaled US$ 0.1 million, compared with US$ 0.3 million in the parallel quarter last year. The decrease was due mainly to lower interest rates globally, and exchange rate differences of non-US currency balances.

Profit before tax for the first quarter rose 100.2% to US$ 5.7 million, compared with US$ 2.9 million during the same quarter in 2003. This represents 13% of revenues compared with 10.1% during the same period in 2003.

Tax expenses for the first quarter of 2004 totaled US$ 1.4 million, compared with US$ 0.9 million in the same quarter of 2003. Growth in the profits of subsidiaries located in countries with a low tax rate contributed to the decrease in the Company's tax rate.

Net profit for the first quarter grew 115% compared with the first quarter of 2003, reaching US$ 4.3 million compared with US$ 2 million during the same quarter in 2003. The net profit margin also grew to reach 9.7% compared with 7% during the first quarter of 2003.

Profit Development - First Quarters 2001-2004 (US$ million)


15
12
9
6
3
7.8
8.6
9
14.9
2001
2002
2003
2004
Gross Profit


6
5
4
3
2
1
2.7
3
3.2
5.7
2001
2002
2003
2004
Operating Profit


6
5
4
3
2
1
2.1
2.6
2.9
5.7
2001
2002
2003
2004
Profit before Tax


5
4
3
2
1
0
1.4
1.8
2
4.3
2001
2002
2003
2004
Net Profit

III. Financial Status

Total assets on March 31, 2004 amounted to US$ 146.1 million, compared with US$ 95.2 million at March 31, 2003. The consolidation of Flachsmann's assets significantly contributed to this growth.

The Company's current assets totaled US$ 78 million, compared with US$ 55.4 million at the end of the parallel quarter. The main contributors to the growth in current assets were the growth of US$ 3.1 million in cash balances, US$ 9.7 million in receivables and US$ 7.5 million in inventory. The increase in current assets is due to the consolidation of Flachsmann's current assets and the growth in Frutarom's activity. Parallel with the growth in activity and assets, Frutarom succeeded in achieving a decrease in the number of credit days granted to customers and in the number of inventory days.

Net fixed and other assets totaled US$ 65.5 million on March 31, 2004, compared with US$ 39.8 million at the end of the same quarter in 2003. Again, most of the increase in fixed assets comes from the consolidation of Flachsmann's fixed assets.

IV. Liquidity

During the first quarter of 2004, cash flow from operating activity reached US$ 3.7 million, compared with a negative cash flow of US$ 0.3 million during the same quarter last year. Most of the cash flow generated during the quarter was used for investments, to reduce the Company's debt and to increase the cash balance.

V. Sources of Finance

A. Equity

The Company's equity as of March 31, 2004 totaled US$ 63.3 million (43% of the total balance sheet). The increase in the Company's equity during the first quarter derives from the quarter's profit in the amount of US$ 4.3 million, and was partially offset by the dividend that was declared amounting to US$ 1.1 million.

B. Long Term Loans Including Current Maturities of Long Term Loans (Quarterly Average)

The average long term credit from banks totaled US$ 39.6 million. During the same quarter last year, the Company had long term credit of US$ 28 million at its disposal. Most of the growth in long term credit comes from the Flachsmann long term credit.

C. Short Term Loans Excluding Current Maturities of Long Term Loans (Quarterly Average)

The average short term credit from banks totaled US$ 2 million. During the same period in 2003, the Company had short term credit of US$ 1.1 million at its disposal.

D. Credit From Suppliers and Customers (Quarterly Average)

The average credit from suppliers and other creditors was US$ 33.3 million (US$ 20.1 million during the same period in 2003). During the report period, Frutarom granted average credit of US$ 33.1 million to receivables (US$ 23.7 million during the same period in 2003). Most of this growth was due to the consolidation of Flachsmann and the growth in Frutarom's scope of activity.

VI. Disclosures about Market Risk

No significant events or changes have occurred in the Company's exposure to market risk compared with December 31, 2003, as presented in the Directors Report of that date.

VII. External Influences

There have not been any changes since the Directors Report issued for the period January to December 2003 as stated in the Directors Report as at December 31, 2003.

VIII. Events Following the Balance Sheet Date

There were no significant events following the balance sheet date.

The Board of Directors of the Company held one meeting during the period under report.

The Board of Directors thanks Frutarom's employees and management for their contribution to the Company's achievements and success.

--------------------	--------------------
Dr. John J. Farber	Ori Yehudai
Chairman of the Board	President & CEO
	Member of the Board

May 17, 2004

FRUTAROM
FOUNDED 1933

December 21, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding a significant private issue

Frutarom Industries Ltd. ("the Company") hereby reports regarding a Significant private issue and a non Significant private offer of the Company's shares in accordance with the Securities Regulations (private offering of shares in a registered company) – 2000 (hereinafter: "the Regulations"), as follows:

1. Introduction

On December 21, 2003 the Board of Directors of the Company decided to issue 1,200,000 ordinary shares par value NIS 1.00 each in the Company to officeholders in the Company, from which the offerees as defined below will be allocated 900,000 ordinary shares, equal in their rights and in all ways to ordinary shares par value NIS 1.00 each existing in the Company's issued and paid shares (hereinafter: "the Allocated Shares") and which will be listed for trade on the Tel Aviv Stock Exchange Ltd. ("the Exchange").

Of the Allocated Shares, 500,000 will be allocated in a significant private offering ("the Significant Offering"), and 400,000 will be allocated in a non significant private offering ("the Ordinary Offering"), once the approval of the Audit Committee and the Board of Directors of the Company has been received and subject to receiving additional approvals, all in accordance with the below details.

2. The Offerees

2.1 The Offerees are three officeholders with the Company ("the Offerees").
2.2 The Offeree in the Significant Offering is Mr. Ori Yehudai, one of the three Offerees as stated above ("Mr. Yehudai").
2.3 Mr. Yehudai is an interested party in the Company by virtue of his serving as a director, the president and the chief executive officer in it.

3. The Shares Offered

The shares offered according to the Significant Offering and the Ordinary Offering, totaling 900,000 ordinary shares par value NIS 1.00 each, comprise about 1.91% of the voting rights and the issued and paid equity in the Company following the allocation and full dilution. The quantity of shares offered to Mr. Yehudai and to the other offerees and the percentage they will comprise of the voting rights and the issued and paid equity in the Company following the allocation and full dilution, will be detailed in #5 below.

4. Price of Allocated Shares and Stock Exchange Share Price on the Day Prior to Execution of the Private Offering

4.1 The closing price of the Company's share on the stock exchange on the day prior to publishing this report (December 18, 2003) was NIS 17.11 ("the Closing Price").

4.2 The price the Offerees will pay for the Allocated Shares is NIS 5.00 per share. The ratio between the Closing Price and the price of the Allocated Shares as stated is 342%.

5. The Company's Issued and Paid Equity and the Holdings of the Offerees' and Interested Parties in the Company

5.1 At the time of this immediate report the Company's issued and paid equity is NIS 46,176,357 divided into 46,176,357 ordinary shares par value NIS 1.00 each in the Company. Following the allocation according to this report, the share equity will total NIS 47,076,357 divided into 47,076,357 ordinary shares par value NIS 1.00 each.

5.2 The Allocated Shares in accordance with the Significant Offering will constitute 1.06% of the Company's issued and paid share equity and voting rights in it, following the allocation and full dilution.

5.3 The Allocated Shares in accordance with the Ordinary Offering will constitute 0.85% of the Company's issued and paid share equity and voting rights in it, following the allocation and full dilution.

5.4 To the best of the Company's knowledge, the quantities and rate of Mr. Yehudai's holdings, the Offeree according to the Significant Offering, in the Company's issued and paid share equity and voting rights in the Company and the quantities and rate of the holdings of the additional interested parties in the Company and of the remainder of the shareholders in the Company are as appear in the table below:

	Pre Allocation Holding		**Post Allocation Holding**	
	# of shares	**%**	**# of shares**	**%**
ICC Handels AG	21,827,347	47.27	21,827,347	46.37
ICC Industries Inc.	1,964,761	4.25	1,964,761	4.17
Leumi Pension Funds	3,331,472	7.21	3,331,472	7.08
Leumi Trust Funds	691,168	1.50	691,168	1.46
HaPoalim Pension Funds	1,988,996	4.31	1,988,996	4.23
HaPoalim Trust Funds	392,929	0.85	392,929	0.83
Frutarom Trust Ltd.[1]	892,157	1.93	892,157	1.90
John Oram[2]	779,171	1.69	779,171	1.66
Ori Yehudai[3]	328,339	0.71	828,339	1.76
Public	13,980,017	30.28	13,980,017	30.55
	46,176,357	100.00	47,076,357	100.00

[1] Subsidiary of the Company. Holding shares in trust for the Company's employees.

[2] Director in the Company.

[3] The Offeree in the Significant Offering.

6. **The Consideration and its Manner of Determination**

6.1 The Allocated Shares are offered for the price of NIS 5.00 per ordinary share par value NIS 1.00 ("the Purchase Price").

6.2 The Purchase Price was determined in accordance with the recommendation of an executive subcommittee of the Board of Directors. The Purchase Price expresses the Company's appreciation for the Offerees' contributions to the Company and its desire to reward them for the Company's performance during recent periods and the Company's desire to intensify the Offerees' interest in continuing to work for the Company.

6.3 The Allocated Shares will be held by a trustee to ensure the blockage detailed in #10 below and payment of the consideration for them to the Company. The date for payment of the consideration for the Allocated Shares will be no later than before the end of the blockage period detailed below and not later than the date of the shares' sale by the Offerees. Each Offerees will bear responsibility for all tax payments arising from the allocation and the sale of the shares.

7. **Personal Interest in the Significant Offering**

To the best of the Company's knowledge, there are no significant shareholders or officeholders in the Company having a personal interest in the consideration, other than the Offerees.

8. **Approvals Required to Execute the Allocation According to the Significant Offering**

The Audit Committee and the Board of Directors of the Company approved the allocation (Significant and Ordinary) on December 21, 2003.

The share offering in accordance with the Significant and Ordinary Offerings is dependent upon receiving the approval of the stock exchange to register the Allocated Shares for trade. The Company intends to approach the stock exchange within 7 days of submitting this immediate report with a request to register the Allocated Shares for trade. The exchange's approval is expected within 30 days of submitting this request.

Allocating the shares to Mr. Yehudai in accordance with the Significant Offering is dependent upon receiving the approval of the general meeting of the Company. The annual general meeting will be held on January 14, 2004 at 16:00 as stated in the immediate report regarding calling for a general meeting submitted together with this immediate report.

9. **Agreements between the Offerees and Shareholders in the Company and/or between the Offeree and/or between them and others**

To the best of the Company's knowledge and after the Offerees made a declaration in this matter before it, there are no agreements between the Offerees and shareholders in the Company, or between the Offerees, whether all or some, between them or between them and others as regards the acquisition or sale of the shares or regarding voting rights in the Company, including as stated in #10 below.

10. Limitations in Executing Actions with the Allocated Shares that Will Apply to the Offerees

10.1 The shares offered to the Offerees will be blocked for the following periods and in the following percentages:

Blockage period	Blocked shares	Released shares
Until July 1, 2004	100%	0%
Until July 1, 2005	75%	25%
Until July 1, 2006	50%	50%
Until January 1, 2007	25%	75%
After January 1, 2007	0%	100%

If any of the Offerees should cease to be employed by the Company before January 1, 2007, the Company will purchase from this Offeree the balance of the blocked shares, as will be at the time his employment is ended, in consideration for the Purchase Price, subject to such that the agreement approved by the Board of Directors in the matter of accelerating the blockage period in the case of a change of control in the Company will apply to these shares.[4]

10.2 In addition, according to the Securities Law – 1968 ("the Law") and according to the Securities Regulations (Details in the Matter Sections 15a to 15c of the Law) – 2000, the Offerees according to this offer will be entitled to sell the shares allocated to them during trade on the stock exchange without the sale being considered an offer to the public as interpreted by the law, subject to the following limitations:

10.2.1The Offeree according to the Significant Offering will not sell the Allocated Shares during a period of one year beginning on the share allocation day or the date of this immediate report ("the Limitation Period according to the Significant Offering"). The remainder of the Offerees according to the Ordinary Offering will not sell the shares allocated to them for a period of three months beginning on the share allocation day or the date of this immediate report ("the Limitation Period according to the Ordinary Offering").

10.2.2Following the end of the Limitation Period for the Significant Offering and during the following eight quarters, or following the end of the Limitation Period for the Ordinary Offering and during the following four quarters, as applies, the Offeree according to the Significant Offering or the Offerees according to the Ordinary Offering will not offer their Allocated Shares: (a) on any trading day – in an amount exceeding the daily average of the trade turnover on the Exchange for shares of the allocation type during a period of eight weeks prior to the offering day, or (b) during any quarter – at a rate exceeding 1% of the Company's issued and paid equity.

[4]According to the above arrangement, in the case of a change of control in the Company, the blockage period will be shortened and the remainder of the blocked shares will be released. The stated arrangement, as far as it relates to Mr. Yehudai, will be brought for the approval of the general meeting that will be called as stated in the immediate report published at the same time as this immediate report.

The foregoing in this section will also apply to the Allocated Shares acquired during the periods stated above, not in accordance with a prospectus and not during trade on the stock exchange, from the Offerees or a corporation controlled by the Company.

11. Date of Allocation to Mr. Yehudai

The share allocation to Mr. Yehudai will be made close to the date on which the last of the approvals required according to #8 above is received.

The Immediate Report can be perused at the Company's offices at 25 HaShaish St., Haifa, during normal working hours (tel. 04-846 2401).

Sincerely,

Eyal Shohat, Esq.
Corporate Counsel and Company Secretary

FRUTAROM
FOUNDED 1933

November 11, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding opening balance of interested parties' shareholding

1.
Name of shareholder: ICC Handels AG
Type of I.D. number: Number with foreign companies registrar
Holder's I.D. number: See note #1 below.
Country of association/registration: Associated in Switzerland
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Current balance (in number of shares): 21,827,347
Shareholding rate: in equity: 47.27%, in voting rights: 47.27%
Fully diluted shareholding rate: in equity: 47.27%, in voting rights: 47.27%
Note #1

2.
Name of shareholder: ICC Industries Inc.
Type of I.D. number: Number with foreign companies registrar
Holder's I.D. number: 2653653-13
Country of association/registration: USA
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Current balance (in number of shares): 1,964,761
Shareholding rate: in equity: 4.25%, in voting rights: 4.25%
Fully diluted shareholding rate: in equity: 4.25%, in voting rights: 4.25%

3.
Name of shareholder: John Oram
Type of I.D. number: Other identifying number
Holder's I.D. number: 140-036-362
Country of citizenship: Private person without Israeli citizenship; Britain
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Current balance (in number of shares): 779,171
Shareholding rate: in equity: 1.69%, in voting rights: 1.69%
Fully diluted shareholding rate: in equity: 1.69%, in voting rights: 1.69%

4.
Name of shareholder: Ori Yehudai
Type of I.D. number: Israeli identification number
Holder's I.D. number: 05273156/9

Country of citizenship: Private person with Israeli citizenship
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Current balance (in number of shares): 328,339
Shareholding rate: in equity: 0.71%, in voting rights: 0.71%
Fully diluted shareholding rate: in equity: 0.71%, in voting rights: 0.71%

5.
Name of shareholder: Frutarom Trust Ltd.
Type of I.D. number: Number with Israeli companies registrar
Holder's I.D. number: 512397373
Country of association/registration: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Current balance (in number of shares): 890,647
Shareholding rate: in equity: 1.93%, in voting rights: 1.93%
Fully diluted shareholding rate: in equity: 1.93%, in voting rights: 1.93%

6.
Name of shareholder: Leumi Trust Funds (joint trust investment fund management companies)
Type of I.D. number: Other identifying number
Holder's I.D. number: 999000006
Country of association/registration: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Current balance (in number of shares): 647,565
Shareholding rate: in equity: 1.4%, in voting rights: 1.4%
Fully diluted shareholding rate: in equity: 1.4%, in voting rights: 1.4%

7.
Name of shareholder: Leumi Pension Funds (pension funds and pension fund management companies)
Type of I.D. number: Other identifying number
Holder's I.D. number: 999000005
Country of association/registration: Israel
Share # on Tel Aviv Stock Exchange: 1081082
Type of share: Ordinary
Current balance (in number of shares): 3,374,752
Shareholding rate: in equity: 7.31%, in voting rights: 7.31%
Fully diluted shareholding rate: in equity: 7.31%, in voting rights: 7.31%

Note #1: Identification number of shareholder number 1 – CH-170.3.002.067-1

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

November 9, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding officeholder (excluding directors and excluding individuals appointed by the Company and who are directors)

Following are details on an officeholder serving in the Company, as at the date of this report:

1. Name: Jonathan Glickman
   Type of I.D. number: Israeli I.D.
   Number: 02607153/0
   Citizenship: Private individual with Israeli citizenship
2. Birthdate: September 9, 1960
3. Address for serving legal documents: Moshav Manof, D.N. Misgav, Israel
4. First date of service: July 7, 2003
5. Position: Executive Vice President and Manager – Fine Ingredients Division
6. Academic education: BA in Business Administration, Hebrew University
7. Main activities in last 5 years: Managing Director, Hanita Coatings Ltd.
8. Officeholder does not hold other positions in the Company, its subsidiaries or affiliated companies, or with an interested party.
9. Officeholder is not related to another officeholder or an interested party in the Company.

Sincerely yours,

pp/ Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

FRUTAROM
FOUNDED 1933

November 9, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding officeholder (excluding directors and excluding individuals appointed by the Company and who are directors)

Following are details on an officeholder serving in the Company, as at the date of this report:

1. Name: Ori Yehudai
   Type of I.D. number: Israeli I.D.
   Number: 05273156/9
   Citizenship: Private individual with Israeli citizenship
2. Birthdate: December 12, 1954
3. Address for serving legal documents: 6 Herzl Rosenblum St., Tel Baruch, Tel Aviv, Israel
4. First date of service: April 1, 1997
5. Position: President and Chief Executive Officer
6. Academic education: BA in Economics and Business Administration, Tel Aviv University
7. Main activities in last 5 years: President and Chief Executive Officer, Frutarom Industries Ltd.; Chairman, Manufacturers Association – Haifa & North, from June 2001
8. Officeholder does not hold other positions in the Company, its subsidiaries or affiliated companies, or with an interested party.
9. Officeholder is not related to another officeholder or an interested party in the Company.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

November 9, 2003

Securities Exchange Commission	Tel Aviv Stock Exchange
22 Kanfei Nesharim St.	54 Ahad Ha'am St.
Jerusalem	Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding officeholder (excluding directors and excluding individuals appointed by the Company and who are directors)

Following are details on an officeholder serving in the Company, as at the date of this report:

1. Name: Dov Gadot
   Type of I.D. number: Israeli I.D.
   Number: 00383005/6
   Citizenship: Private individual with Israeli citizenship
2. Birthdate: August 24, 1942
3. Address for serving legal documents: 46 Carmel St., Zur Yigal, Israel
4. First date of service: January 1, 1996
5. Position: Internal Auditor
6. Academic education: BA in Accounting, Hebrew University
7. Main activities in last 5 years: Internal auditor
8. Officeholder does not hold other positions in the Company, its subsidiaries or affiliated companies, or with an interested party.
9. Officeholder is not related to another officeholder or an interested party in the Company.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

FRUTAROM
FOUNDED 1933

November 9, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding officeholder (excluding directors and excluding individuals appointed by the Company and who are directors)

Following are details on an officeholder serving in the Company, as at the date of this report:

1. Name: Gur Zamir
   Type of I.D. number: Israeli I.D.
   Number: 02404790/4
   Citizenship: Private individual with Israeli citizenship
2. Birthdate: February 10, 1969
3. Address for serving legal documents: 8 Ma'ale HaShikma, Ramat Yishai, Israel
4. First date of service: May 1, 2001
5. Position: Controller
6. Academic education: BA in Accounting and Business Administration, Haifa University
7. Main activities in last 5 years: From 2001: controller, Frutarom Industries Ltd.; from 1999: assistant controller, Frutarom Industries Ltd.
8. Officeholder does not hold other positions in the Company, its subsidiaries or affiliated companies, or with an interested party.
9. Officeholder is not related to another officeholder or an interested party in the Company.

Sincerely yours,

pp/ Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

FRUTAROM
FOUNDED 1933

November 9, 2003

Securities Exchange Commission	Tel Aviv Stock Exchange
22 Kanfei Nesharim St.	54 Ahad Ha'am St.
Jerusalem	Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding auditor

Following are the details of the Company's auditor, as at the date of this report:

1. Auditor's name: Kesselman & Kesselman, Auditors
2. First date of service: June 30, 2002
3. Address: 1 Nathanson St., Haifa 33034, Israel

Sincerely yours,

PP/ Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

November 9, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding opening balance of the Company's shares and equity

Following are the details of the Company's share equity, as at the date of this report:

1.
Type of share: Ordinary
Registered equity: 60,000,000
Issued equity: 46,176,357
Currency: Israeli shekels
Stock exchange on which the shares are registered for trade: Tel Aviv Stock Exchange
Share number on exchange: 1081082

Following are details regarding additional shares issued by the Company:

1.
Type of share:
Series:
Quantity of shares:
Conversion/exercise period:
Payment period:
Stock exchange on which the shares are registered for trade:
Quantity of shares to be yielded for full exercise/conversion:
Number on stock exchange of share to be yielded from share exercise/conversion:

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

November 8, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding director (who is not a company) or individual appointed by the Company and who is a director

Following are details on a director serving in the Company, as at the date of this report:

1. Name: Ori Yehudai
   Type of I.D. number: Israeli I.D.
   Number: 05273156/9
   Citizenship: Private individual with Israeli citizenship
2. Birthdate: December 12, 1954
3. Address for serving legal documents: 6 Herzl Rosenblum St., Tel Baruch, Tel Aviv, Israel
4. Appointed to position: Director, General Manager
5. First date of service: January 1, 1996
6. Academic education: BA in Economics and Business Administration, Tel Aviv University
7. Main activities in last 5 years: President and Chief Executive Officer, Frutarom Industries Inc., Chairman, Manufacturers Association – Haifa & North, from June 2001
8. Complete if the appointment is as a replacement director: No
9. Director serves as a director in another company: subsidiaries of the Company
10. Director is an employee of the Company, its subsidiaries or affiliated companies, or by an interested party: President and Chief Executive Officer of the Company.
11. Director is not related to another interested party in the Company.
12. Director holds 328,339 ordinary shares in the Company.
13. Director is a member of subcommittee/s of the Board: Chairman - Executive Committee.

Sincerely yours,

pp/ Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

FRUTAROM
FOUNDED 1933

November 8, 2003

Securities Exchange Commission	Tel Aviv Stock Exchange
22 Kanfei Nesharim St.	54 Ahad Ha'am St.
Jerusalem	Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding director (who is not a company) or individual appointed by the Company and who is a director

Following are details on a director serving in the Company, as at the date of this report:

1. Name: Sandra Farber
   Type of I.D. number: Passport number
   Number: 112068414
   Citizenship: Private individual without Israeli citizenship; US citizen
2. Birthdate: January 1, 1957
3. Address for serving legal documents: 300 West 108 St., NY, NY, USA
4. Appointed to position: Director
5. First date of service: January 1, 1998
6. Academic education: Lawyer
7. Main activities in last 5 years: Lawyer, ICC Industries Inc.
8. Complete if the appointment is as a replacement director: No
9. Director serves as a director in another company: ICC Industries Inc., ICC Trading Inc., ICC Chemical Corporation, Primex Plastics Corporation
10. Director is an employee of the Company, its subsidiaries or affiliated companies, or by an interested party: employed by ICC Industries Inc.
11. Director is related to another interested party in the Company: daughter of Dr. John Farber (Chairman of the Board) and Maya Farber (Director).
12. Director does not hold shares or convertible debentures in the Company, its subsidiaries or affiliated companies.
13. Director is not a member of subcommittee/s of the Board.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

November 8, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding director (who is not a company) or individual appointed by the Company and who is a director

Following are details on a director serving in the Company, as at the date of this report:

1. Name: Maya Farber
   Type of I.D. number: Passport number
   Number: 152434380
   Citizenship: Private individual without Israeli citizenship; US citizen
2. Birthdate: January 24, 1936
3. Address for serving legal documents: 435 E. 52 St., NY, NY 10022, USA
4. Appointed to position: Director
5. First date of service: January 1, 1996
6. Academic education: Graduate of PRAH Institute, Brooklyn, NY; Graduate of Hunter College, NYC
7. Main activities in last 5 years: Artist
8. Complete if the appointment is as a replacement director: No
9. Director serves as a director in another company: ICC Industries Inc., Electrochemical Industries (1952) Ltd.
10. Director is not an employee of the Company, its subsidiaries or affiliated companies, or by an interested party.
11. Director is related to another interested party in the Company: wife of Dr. John Farber (Chairman of the Board) and mother of Sandra Farber (Director).
12. Director does not hold shares or convertible debentures in the Company, its subsidiaries or affiliated companies.
13. Director is not a member of subcommittee/s of the Board.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

November 8, 2003

Securities Exchange Commission	Tel Aviv Stock Exchange
22 Kanfei Nesharim St.	54 Ahad Ha'am St.
Jerusalem	Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding director (who is not a company) or individual appointed by the Company and who is a director

Following are details on a director serving in the Company, as at the date of this report:

1. Name: Uzi Netanel
   Type of I.D. number: Israeli I.D.
   Number: 00759979/8
   Citizenship: Private individual with Israeli citizenship
2. Birthdate: January 1, 1936
3. Address for serving legal documents: 26 HaRechesh St., Tel Aviv, Israel
4. Appointed to position: Independent director
5. First date of service: November 22, 2001
6. Academic education: Studies in economics and international relations
7. Main activities in last 5 years: Until August 2001: Chairman, Discount Capital Markets; from September 2001: partner, Fimi Fund
8. Complete if the appointment is as a replacement director: No
9. Director serves as a director in another company: Oil Refineries Ltd.; Sinel Industries Ltd.; Kfar HaMaccabia Ltd.; Phoenix Insurance Co., Ltd., Caesarea Vardinon Concern Ltd.; Tadir-Gan (Precise Instruments) Ltd.
10. Director is not employed by the Company, its subsidiaries or affiliated companies, or by an interested party.
11. Director is not related to another interested party in the Company.
12. Director does not hold shares and convertible debentures in the Company, a subsidiary or affiliated company.
13. Director is a member of subcommittee/s of the Board: Audit Committee, Compensation Committee and Executive Committee.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517

SUBSIDIARY OF

FRUTAROM
FOUNDED 1933

November 8, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding director (who is not a company) or individual appointed by the Company and who is a director

Following are details on a director serving in the Company, as at the date of this report:

1. Name: Gil Leidner
   Type of I.D. number: Israeli I.D.
   Number: 5077688/9
   Citizenship: Private individual with Israeli citizenship
2. Birthdate: January 1, 1951
3. Address for serving legal documents: 3 Aliya St., Beit Yitzhak, Israel
4. Appointed to position: Independent director
5. First date of service: August 9, 2001
6. Academic education: LLB; Masters in Business Administration
7. Main activities in last 5 years: 1995-2000: Vice President, Koor Industries Ltd.; from 2001: President, Goren Capital
8. Complete if the appointment is as a replacement director: No
9. Director serves as a director in another company: chairman of the investment committee – Phoenix Insurance Co., Ltd.; New Koppel Ltd.
10. Director is not employed by the Company, its subsidiaries or affiliated companies, or by an interested party.
11. Director is not related to another interested party in the Company.
12. Director does not hold shares and convertible debentures in the Company, a subsidiary or affiliated company.
13. Director is a member of subcommittee/s of the Board: Audit Committee, Executive Committee.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517

SUBSIDIARY OF

FRUTAROM
FOUNDED 1933

November 8, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding director (who is not a company) or individual appointed by the Company and who is a director

Following are details on a director serving in the Company, as at the date of this report:

1. Name: John Oram
   Type of I.D. number: Passport number
   Number: 140036362
   Citizenship: Private individual without Israeli citizenship; British citizen
2. Birthdate: May 22, 1944
3. Address for serving legal documents: 173 Alison Rd., Katonah, NY 10536, USA
4. Appointed to position: Director
5. First date of service: January 1, 1996
6. Academic education: Graduate: Accounting, Economics
7. Main activities in last 5 years: President, ICC Industries Inc.
8. Complete if the appointment is as a replacement director: No
9. Director serves as a director in another company: ICC Industries Inc., Electrochemical Industries (1952) Ltd., subsidiaries of ICC Industries Inc.
10. Director is an employee of the Company, its subsidiaries or affiliated companies, or by an interested party: President of ICC Industries Inc.
11. Director is not related to another interested party in the Company.
12. Director holds 779,171 ordinary shares in the Company.
13. Director is a member of subcommittee/s of the Board: Compensation Committee.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF

FRUTAROM
FOUNDED 1933

November 8, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding director (who is not a company) or individual appointed by the Company and who is a director

Following are details on a director serving in the Company, as at the date of this report:

1. Name: Dr. John J. Farber
   Type of I.D. number: Passport number
   Number: 111201362
   Citizenship: Private individual without Israeli citizenship; US citizen
2. Birthdate: August 23, 1925
3. Address for serving legal documents: 435 E. 52 St., NY, NY 10022, USA
4. Appointed to position: Chairman of the Board of Directors
5. First date of service: January 1, 1996
6. Academic education: Doctor of Chemistry
7. Main activities in last 5 years: Chairman, ICC Industries Inc.
8. Complete if the appointment is as a replacement director: No
9. Director serves as a director in another company: ICC Industries Inc., the Company's parent company; director in subsidiaries; Electrochemical Industries (1952) Ltd.
10. Director is an employee of the Company, its subsidiaries or affiliated companies, or by an interested party: Chairman, ICC Industries Inc.
11. Director is related to another interested party in the Company: husband of Maya Farber (Director) and father of Sandra Farber (Director).
12. Director holds 23,792,108 ordinary shares in the Company through ICC Industries Inc.
13. Director is not a member of subcommittee/s of the Board.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

November 8, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding director (who is not a company) or individual appointed by the Company and who is a director

Following are details on a director serving in the Company, as at the date of this report:

1. Name: Ariel Ginsburg
   Type of I.D. number: Israeli I.D.
   Number: 522763
   Citizenship: Private individual with Israeli citizenship
2. Birthdate: January 26, 1934
3. Address for serving legal documents: 4 Gihon St., Jerusalem, Israel
4. Appointed to position: Director
5. First date of service: January 1, 1996
6. Academic education: High school education
7. Main activities in last 5 years: manager of companies
8. Complete if the appointment is as a replacement director: No
9. Director serves as a director in another company: Bank Leumi LeIsrael Ltd.; B.G. Negev Technologies Ltd.; Ludan Engineering Co., Ltd. (independent director); Ariel Ginsburg Ltd.; Arit Systems Ltd.; Arpel Aluminum Ltd. (chairman)
10. Director is not employed by the Company, its subsidiaries or affiliated companies, or by an interested party.
11. Director is not related to another interested party in the Company.
12. Director does not hold shares and convertible debentures in the Company, a subsidiary or affiliated company.
13. Director is a member of subcommittee/s of the Board: Audit Committee, Compensation Committee and Executive Committee.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

SEC MAIL PROCESSING
RECEIVED
DEC 30 2004
WASH, D.C. 202 SECTION

November 8, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Dear Madam / Sir,

Re: Immediate report regarding association documents

Attached is an updated version of the Company's Articles of Association and Memorandum of Association.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517

SUBSIDIARY OF

THE COMPANIES ORDINANCE

COMPANY LIMITED BY SHARES

ARITCLES OF ASSOCIATION

OF

Frutarom Industries Ltd.

INCORPORATED THE 31ST DECEMBER 1995

TABLE "A" EXCLUDED

1. The regulation in Table "A" in Schedule III to the Companies Ordinance shall not apply to the Company.

INTERPRETATION

2. In these Articles the words standing in the first column of the Table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof, if not inconsistent with the subject or context:

WORDS	MEANINGS
The Company	The above-named Company.
The Statutes	The Companies Ordinance, and every other law for the time being in force concerning companies and affecting the Company.
These Articles	These Articles of Association as altered by Special Resolution.
The Directors	The Directors, or if there be less than two, the Director for the time being of the Company.
The Office	The registered office of the Company.
The Seal	The Common Seal of the Company.
Month	Calendar month.

Year	Calendar year.
Dividend	Divided and/or bonus.
Paid	Paid or credited as paid.
In Writing	Written or produced by any substitute for writing or partly one and partly another.

Words importing the singular number only shall include the plural number, and vice versa.

Words importing the masculine gender shall include the feminine.

Subject as aforesaid, any words or expressions defined in the Statues shall, except where the subject or context forbids, bear the same meaning in these Articles.

BUSINESS

3. The Company is a Public Company.

4. Any branch or kind of business which by the Memorandum of Association of the Company of these Articles is either expressly or by implication authorized to be undertaken by the Company, may be undertaken by the Directors at such time or times as they shall think fit, and further may be suffered by them to be in abeyance, whether such branch or kind of business may have been actually commenced or not, so long as the Directors may deem it expedient not to commence or proceed with such branch of kind or business.

OFFICE

5. The office shall be at such place as the Directors may from time to time approve.

CAPITAL

6. The authorized share capital of the Company is NIS 60,000,000 divided into 60,000,000 Ordinary Shares of NIS 1.- each.

SHARES

7. The shares shall be under the control of the Directors, who may allot and issue the same to such persons on such terms and conditions and at such times as the Directors think fit.

8. No part of the funds of the Company shall be employed in the purchase of or in loans upon the security of the Company's shares but nothing in this Article shall prohibit the transactions mentioned in the proviso to Section 98 of the Companies Ordinance.

9. It shall be lawful for the Company to pay commission at a rate not exceeding ten per cent of the price at which the shares are issued to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company. The Company may also on any issue of shares pay such brokerage as may be lawful.

10. Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthy period, the Company may pay interest on so much of such share capital as is for the time being paid up for the period, and subject to the conditions and restrictions mentioned in Section 99 of the Companies Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of the construction of the work or building or the provision of plant.

11. Where two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividend or other money in respect of such share.

12. Except as required by law, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or be required to recognize any equitable, contingent, future or partial interest in any share or any right whatsoever in respect of any share other than an absolute right to the entirety thereof in the registered holder.

13. Every member shall be entitled without payment to receive within two months after allotment or registration of transfer (unless the conditions of issue provide for a longer interval) one certificate under the Seal of all the shares registered in his name, specifying the number and denoting numbers of the shares in respect of which it is issued and the amount paid up thereon. Provided, that in the case of joint holders, the Company shall not be bound to issue more than one certificate to all the joint holders, and delivery of such certificate to any one of them shall be sufficient delivery to all. Every certificate shall be signed by one Director and countersigned by the Secretary or some other person nominated by the Directors for the purpose.

14. If any share certificate shall be defaced, worn out, destroyed or lost, it may be renewed on such evidence being produced and such indemnity (if any) being given as the Directors may require and (in case of defacement or

wearing out) on delivery of the old certificate, and in any case on payment of such sum not exceeding IL 10.- as the Directors may from time to time require.

LIEN

15. The Company shall have a lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable in respect of that share.

16. The directors may sell the shares to such lien at such time or times and in such manner as the Directors shall think fit, but no sale shall be made until such time as the monies in respect of which the lien exists or some part thereof are or is presently payable, and until a demand and notice in writing stating the amount due and demanding payment thereof and giving notice of the intention to sell in default shall have been served on such member, or the persons (if any) entitled by transmission to the shares, and default in payment shall have been made by him or them for fourteen days after such notice.

17. The net proceeds of such sale shall be applied in or towards satisfaction of the amount due to the Company, and the balance (if any) shall be paid to the member or the person (if any) entitled by transmission to the shares so sold.

18. Upon any such sale as aforesaid, the Directors may enter the purchaser's name in the register as the holder of the shares and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

CALLS ON SHARES

19. No Member shall be entitled to receive any dividend or to exercise any privileges as a Member until he shall have paid all calls for the time being due and payable on every share held by him. Whether alone or jointly with any other person, together with interest and expenses (if any).

20. The Directors may, subject to the provisions of these Articles, from time to time make such calls upon the Members in respect of all moneys unpaid on their shares as they think fit, provided that fourteen days' notice at least is given of each call and each Member shall be liable to pay the amount for every call so made upon him to the persons by the installments (if any) and at the times and places appointed by the Directors.

21. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call laws passed, and may be made

payable by installments. A call may be revoked or postponed as the Directors may determine.

22. The joint holders of a share shall be jointly and severally liable for the payment of all calls and installments in respect thereof.

23. If before or on the day appointed for payment thereof, a call or installment payable in respect of a share is not paid, the holder or allottee of the share shall pay interest on the amount of the call or installment at such rate as the Directors shall fix from the day appointed for payment thereof to the time of actual payment, but the Directors may waive payment of such interest wholly or in part.

24. Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the amount of the share or by way of premium, shall, for all purposes of these articles be deemed to be a call duly made, and payable on the date fixed for payment, and in case of non-payment the provisions of these Articles as to payment of interest and expenses, forfeiture and the like, and all others, the relevant provisions of these Articles shall apply, as if such sum were a call duly made and notified as hereby provided.

25. The Directors may from time to time make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and in the time of payment of such call.

26. The Directors may, if they think fit, receive from any Member willing to advance the same, all or any part of the moneys due upon his shares beyond the sums actually called up thereon, and upon the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, the Directors may pay or allow such interest as may be agreed between them and such Member, in addition to the dividend payable upon such part of the share in respect of which such advance has been made as is actually called up.

TRANSFER OF SHARES

27. All transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the directors and may be under hand only. The instrument of transfer of a share shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.

28. The Directors may decline to register any transfer of shares not being fully paid shares.

29. A fee, not exceeding NIS 10.- for each transfer, as the Directors may from time to time determine, may be charged for registration of a transfer.

30. All instruments of transfer which are registered may be retained by the Company.

31. Nothing in these presents shall preclude the Directors from recognizing a renunciation of the allotment of any share by the allottee in favor of some other person.

TRANSMISSION OF SHARES

32. In case of the death of a Member, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole or only surviving holder, shall be the only persons recognized by the Company as having any title to his shares, but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him.

33. Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member, may, upon producing such evidence of title as the Directors shall require, with the consent of the Directors, be registered himself as holder of the share, or, subject to the provisions as to transfers herein contained, transfer the same to some other person.

34. A person entitled to a share by transmission shall be entitled to receive and may give a discharge for, any dividends or other moneys payable in respect of the share, but shall not be entitled in respect of it to receive notices of, or to attend or vote at Meetings of the Company or, save as aforesaid, to exercise any of the rights or privileges of a Member unless and until he shall become a Member in respect of the share.

FOREFEITURE OF SHARES

35. If any Member fails to pay the whole or any part of any call or installment of a call on or before the day appointed for the payment thereof, the Directors may at any time thereafter, during such time as the call or installment or any part thereof remains unpaid, serve a notice on him or on the person entitled to the share by transmission, requiring him to pay such call or installment, or such part thereof as remains unpaid, together with interest at such rate not exceeding nine per cent (9%) per annum as the Directors shall determine, and any expenses that may have accrued by reason of such non-payment.

36. The notice shall name a further day (not earlier than the expiration of seven days from the date of the notice) on or before which such call or installment, or such part as aforesaid, and all interest and expenses that have accrued by reason of such non-payment are to be paid.
It shall also name the place where payment is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call was made will be liable to be forfeited.

37. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividend in respect of the shares not actually paid before the forfeiture, notwithstanding that they shall have been declared.

38. When any share has been forfeited in accordance with these Articles, notice of the forfeiture shall forthwith be given to the holder of the share or to the person entitled to the share by transmission, as the case may be, and an entry of such notice having been given, and of the forfeiture with the date thereof shall forthwith be made in the Register of Members, opposite to the share; but the provisions of this Article are directory only, and no forfeiture shall be in any manner invalidated by an omission or neglect to give such notice or to make such entry aforesaid.

39. Notwithstanding any such forfeiture as aforesaid, the Directors may at any time before the forfeited share has been otherwise disposed of annul the forfeiture upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the shares and upon such further terms (if any) as they shall see fit.

40. Every share which shall be forfeited shall thereupon become the property of the Company and may be either cancelled or sold or reallotted or other wise disposed of either to the person who was before forfeiture the holder thereof, or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit.

41. A person whose shares have been forfeited shall, notwithstanding, be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon to the date of payment, in the same manner in all respects as if the shares had not been forfeited and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture, without any deduction or allowance for the value of the shares at the time of forfeiture.

42. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in

respect of the share, and all other rights and liabilities incidental to the share as between the shareholder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Statutes given or imposed in the case of past Members.

43. A declaration in writing that the declarant is a Director of the Company, and that a share has been duly forfeited in pursuance of these Articles and stating the date upon which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated, and such declaration together with the receipt of the Company of the consideration (if any) given for the share on the sale or disposition thereof, and a certificate of proprietorship of a share under the Seal delivered to the person to whom the same is sold or disposed of, shall constitute a good title to the share, and such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition, and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

ALTERATIONS OF CAPITAL

44. The Company may from time to time by Special Resolution:

    i. Consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; or
    ii. Cancel any shares not taken or agreed to be taken by any person; or
    iii. Sub-divide its shares or any of them into shares of smaller amount than is fixed by its Memorandum of Association or Articles, subject nevertheless the provisions of the Statutes, and so that as between the resulting shares, one or more of such shares may be the Resolution by which such sub-division is effected be given any preference or advantage as regards dividends, capital, voting or otherwise over the others or any of such shares; or
    iv. Reduce its share capital and any capital redemption reserve fund or share premium account in any manner and with and subject to any incident authorized and consent required by law.

45. Upon any consolidation of fully paid shares into shares of larger amount the Directors may settle any difficulty which may arise with regards thereto and in particular may as between the holder of shares so consolidated determined which shares are consolidated into each consolidated share and in the case of any shares registered in the name of one holder (or joint holders) may make such arrangements for the allocation, acceptance or

sale of the consolidated share and for the distribution of any moneys received in respect thereof as may be thought fit and for the purpose of giving effect thereto may appoint some person to transfer the consolidated share or any fractions thereof and to receive the purchase price thereof and any transfer executed in pursuance thereof shall be effective and after such transfer has been registered no person shall be entitled to question its validity.

INCREASE OF CAPITAL

46. The Company may from time to time by Special Resolution whether all the shares for the time being authorized shall have been issued or all the shares for the time being issued shall have been fully called up or not, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts and (subject to any special rights for the time being attached to any existing class of shares), to carry such preferential, deferred or other special rights (if any) or to be subject to such conditions or restrictions (if any) in regard to dividend, return of capital, voting or otherwise as the General Meeting resolving upon such increase directs.

47. The Company may, by Ordinary Resolution before the issue of any new shares, determine that the same or any of them shall be offered in the first instance, and either at par or at a premium, or at such discount as may be allowed by the Statutes or the Articles, to all existing holders of any class of shares in proportion as nearly as may be to the number of shares in such class held by them respectively, or to make any other provision as to the issue of new shares. Subject to any Resolution so adopted and to the other provisions of these Articles, shares shall be at the disposal of the Board, which may allot, grant options or otherwise dispose of them to such persons at such times as they think proper.

48. Except so far as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original ordinary share capital of the Company, and shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the original share capital.

REDEEMABLE SHARES

49. The Company shall have the power to issue preference shares carrying a right to redemption out of profits or liable to be so redeemed at the option of the Company, and the Directors may, subject to the provisions of sections 38 and 39 of the Ordinance, redeem such shares on such terms and in such manner and either at par or at a premium, as they may think fit.

MODIFICATION OF CLASS RIGHTS

50. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the sanction of an Extraordinary Resolution passed at a separate General Meeting of the Holders of the shares of the class. To every such separate General Meeting the provisions of these Articles relating to General Meeting shall "mutatis mutandis" apply.

STOCK

51. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock or reconvert any stock into paid-up shares of any denomination. If and whenever any unissued shares of any class in the capital of the Company for the time being shall have been issued and be fully paid and at that time the shares of that class previously issued shall stand converted into stock such further shares upon being fully paid shall ipso facto be converted into stock transferable in the same units as the existing stock of that class.

52. The holders of stock shall according to the amount of the stock held by them have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.

GENERAL MEETINGS

53. The Company shall in each year hold a General Meeting as its Annual General Meeting in addition to any other Meetings in that year, and shall specify the Meeting as such in the notice calling it; and not more than 15 months shall elapse between the date of one Annual General Meeting of the Company and that of the next. The Annual General Meeting shall be held at such time and place as the Directors shall appoint. All General Meetings other that Annual General meetings shall be called Extraordinary General Meetings.

54. The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes proceed to convene an Extraordinary General Meeting.

NOTICE OF GENERAL MEETINGS

55. An Annual General Meeting and any General Meeting at which it is proposed to pass a Special Resolution or (save as provided in the Statutes) a Resolution of which special notice has been given to the Company, shall be called by twenty-one days' notice in writing at the least, and any other General Meeting by fourteen days' notice in writing at the least (exclusive in either case of the day on which it is served or deemed to be served and of the day for which it is given) given in manner hereinafter mentioned to all members other than such as are not under the provisions of these presents entitled to receive notices from the Company: Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed by all the Members entitled to attend and vote thereat: Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting.

56. i. Every notice calling a General Meeting shall specify the place and the day and hour of the Meeting.
    ii. In the case of an Annual General Meeting the notice shall also specify the Meeting as such.
    iii. In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any Resolution is to be proposed as an Extraordinary Resolution or as a Special Resolution, the notice shall contain a statement to that effect.
    iv. Routine business shall include only business of the following classes transacted at an Annual General Meeting, that is to say:
        (a)Declaring dividends;
        (b)Considering and adopting the accounts, the reports of the Directors and Auditors and other documents required to be annexed to the accounts;
        (c)Appointing Auditors and fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed;
        (d)Appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement by rotation or otherwise.

57. Any Member entitled to be present and vote at a meeting may submit to any General Meeting any resolution which is relevant to the objects for which the Meeting is convened, provided that within the prescribed time before the day appointed for the meeting he shall have served upon the Company a notice in writing signed by him containing the proposed resolution, and stating his intention to submit the same. The prescribed time above mentioned shall be such that, between the date on which the notice is served or deemed to be served, and the data appointed for the

meeting, there shall be not less than four nor more than fourteen intervening days.

58. Upon receipt of any such notice as in the last preceding Article mentioned, the Secretary shall, in any case where the notice of intention is received before the notice of the meeting is issued, include it in the notice of the meeting and shall in any other case issue as quickly as possible to the Members entitled to notice of the meeting, notice that such resolution will be proposed.

59. No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at a General Meeting shall be two Members present in person or by proxy and holding or representing between them one-third of the issued capital of the Company.

60. If within half an hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the Members present shall be a quorum.

61. The Chairman (if any) of the Board of Directors shall preside at every General Meeting, but if there shall be no such Chairman or if at any meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the Members present shall choose some Directors or, if no Director be present, or if all the Directors present decline to take the chair, they shall choose some Member present to be Chairman of the Meeting.

62. The Chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for ten days or more notice of the adjourned meeting shall be given in the same manner as in the case of an original meeting. Save as aforesaid, no Member shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting, other than the business, which might have been transacted at the meeting form which the adjournment took place.

63. At all General Meetings a resolution put to the vote of the meeting shall be decided by poll.

64. In the case of an equally of votes the Chairman of the meeting shall be entitled to a further or casting vote.

VOTES OF MEMBERS

65. Subject to any special privilege or restriction for the time being affecting any class of shares for the time being forming part of the capital of the Company, every Member entitled to vote in the meeting, present or represented by proxy, shall have one vote for every share of which he is the holder.

66. If a Member be of unsound mind, he may vote by his guardian, curator or other legal representative and such last mentioned persons may give their votes either personally or by proxy.

67. If two or more persons are jointly entitled to a share, then in voting upon any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register or Members.

68. Votes may be given either personally or by proxy. A proxy need not be a Member of the Company.

69. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorized in writing, or if such appointer is a corporation under its common seal, if any, and if none, then under the hand of some officer duly authorized in that behalf.

70. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or transfer of the share in respect of which the vote is given, unless an intimation in writing of the death revocation or transfer shall have been received at the office before the meeting.

71. The instrument appointing a proxy, together with the power of attorney or other authority (if any), under which it is signed, or a notarially certified copy of such power of attorney, shall be deposited at the office or at such other place or places, whether in Israel or elsewhere, as the Directors may from time to time either generally or in a particular case or class of cases prescribe at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote; otherwise the person so named shall not be entitled to vote in respect thereof.

72. Any instrument appointing a proxy (whether for a specified meeting or otherwise) shall be in the following form or as near thereto as circumstances will admit:

"I __________ of _________, being a member of ____________ and entitled to ___ votes hereby appoint __________ of _________, and failing him, ________ of _______ to vote for me and on my behalf at the (Ordinary, Extraordinary, or adjourned, as the case may be) General Meeting of the Company to be held on the ____ day of _______ and at every adjournment thereof.
As witness my hand this ____ day of ________ 20..."

73. Subject to the provisions of the Statutes a resolution in writing signed by the holder or holders of not less than seventy-five percent in value of the shares of the Company for the time being issued and entitled to vote in respect thereof at General Meeting of the Company shall be as valid and effectual for all purposes as resolution passed at a General Meeting of the Company duly convened, held and constituted for the purpose of passing such resolution.

DIRECTORS

74. (a) Until otherwise determined by a General Meeting, the number of Directors shall be not less than 5 nor more than 20. A Director needs not hold any qualification shares nor be a member of the Company.
(b) The number of Directors shall be determined from time to time by the General Meeting.
(c) The number of Directors serving as Public Representatives shall be in accordance with the provisions of the applicable laws of Israel and/or regulations of the Tel-Aviv Stock Exchange.
(d) The provisions of the said Laws and Regulations shall apply to Directors serving as Public Representatives and the provisions of these Articles of Association shall apply only as far as they are in conformity with the said Laws and Regulations.

75. (a) The Directors shall be elected by the majority votes of the Members present or represented at the Annual General Meeting participating in the election of Directors, provided however, that if any Member or Members entitled in the aggregate to not less than five per cent of the total issued voting shares of the Company, gives the Company notice in writing not less than seven days before the date fixed for the Annual General Meeting that he desires the Directors to be elected by cumulative voting, the Directors shall be elected in accordance with the provisions of the next succeeding sub-paragraph.
(b) Subject as aforesaid at all elections of Directors of the Company, each share holder entitled to vote shall have as many votes as shall equal the number of votes which he would be entitled to cast for the election of Directors with respect to his shares, multiplied by the number of Directors to be elected, and he may cast all such votes for a single

Director or may distribute them among the number to be voted for, or any two or more of them as he may see fit.

(c) Election of Directors serving as Public Representatives shall be in accordance with the applicable Laws of Israel and/or Regulations of the Tel-Aviv Stock Exchange.

76. The Directors shall have power from time to time and at any time to appoint any other person as a Director either to fill a casual vacancy, or as an addition to the Board, provided that the total number of Directors will not exceed the prescribed maximum. Any Director so appointed shall retire from office at the next Ordinary Meeting and shall retire if the shareholders holding the shares by virtue of which the Director whose vacancy was filled as aforesaid held office shall nominate a Director to fill the vacancy.

77. The continuing Directors may at any time act, notwithstanding any vacancy in their body; provided always that in case the Directors shall at any time be reduced in number to less than the minimum fixed by or in accordance with these Articles, it shall be lawful for them to act as Directors for the purpose of filling up vacancies in their body or calling a General Meeting of the Company but not for any other purpose.

78. The remuneration of the Directors shall be such sum (if any) as shall from time to time be voted by the Company in General Meeting, and such remuneration shall be divided amongst the directors as the Company in General Meeting shall determine, or failing agreement, equally. The Directors and their substitutes and proxies shall also be entitled to be repaid all reasonable traveling and hotel expenses incurred by them respectively in or about the performance of their duties as Directors, including their expenses of traveling to and from Board Meeting. If by arrangement with the other Directors, any Director shall perform or render any special duties or services outside his ordinary duties as Director, the Directors may pay him special remuneration, in addition to his ordinary remuneration, and such remuneration may be by way of salary, commission, participation in profits or otherwise as may be arranged.

79. The business of the Company shall be managed by the Directors who may exercise all such powers of the Company and do on behalf of the Company all such acts as may be exercised and done by the company and as are not by the Statutes or by these Articles required to be exercised or done by the Company in General Meeting, subject, nevertheless to the provisions of the Statutes and of these Articles and to such regulations (being not inconsistent with the aforesaid provisions) as may be prescribed by the Company in General Meeting; but no regulation made by the Company in General Meeting shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made.

80. No Director shall be disqualified by his office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be or become in any way, whether directly or indirectly interested be avoided, nor shall any Director so contracting, or being or becoming so interested, be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of a fiduciary relation thereby established. A Director may vote in respect of any contract or arrangement in which he is so interested as aforesaid, but the nature of his interest must be disclosed by him at the Meeting of the Board at which the contract or arrangement is first taken into consideration, if his interest them exists, or in any other case at the first meeting of the Board after the acquisition of his interest. A general notice that a director is a member of any specified firm or company and is to be regarded as interested in any subsequent transaction with such firm or company shall be sufficient disclosure under this clause and after such general notice it shall not be necessary to give any special notice relating to any particular transaction with such for, or company. Wherever applicable herein, the provisions of this Article shall apply to alternate or substitute Directors.

RETIREMENT OF DIRECTORS

81. (a) Subject to the provisions of these Articles, all the Directors (save as hereinafter mentioned) shall retire from office at the Annual Meeting of each year. A retiring Director shall retain office until the dissolution of the Meeting at which his successor is appointed. No Managing Director shall while he continues to hold the office of Managing Director, be subject to retirement under this Article, unless required to do so by the terms of his office, by General Meeting, or by the Board of Directors.
(b) Retirement of Directors serving as Public Representatives shall be in accordance with the applicable Laws of Israel and/or Regulations of the Tel-Aviv Stock Exchange.

82. Subject to herein provided, the Company shall at the Meeting at which the Directors retire in the manner aforesaid, fill up the vacated offices.

83. Subject to herein provided, if at any Meeting at which an election of Directors ought to take place, the places of the retiring Directors or some of them, are not filled up, the retiring Directors or such of them as have not had their place filled up, shall if willing to act, be deemed to have been re-elected.

84. The Company may by Extraordinary Resolution remove any director before expiration of his period of office, and may, if thought fit, by Ordinary Resolution appoint another Director in his stead. The holder or holders of

not less than 75% in value of the shares of the Company for the time being issued and entitled to vote at General Meeting of the Company in respect thereof shall have the right by any document or documents in writing under their hand or hands to remove any Director before the expiration of his period of office, and if thought fit to appoint another Director in his stead and/or appoint other Directors to the Board within the limits as aforesaid or to reduce the number of Directors. Any Director appointed by such Ordinary Resolution or document or documents in writing as aforesaid shall retain his office only until the next following Ordinary Meeting of the Company and shall then be eligible for re-election.

85. Subject as herein otherwise provided or to the terms of any subsisting agreement, the office of a Director shall be vacated:
    (a) If he shall become prohibited by law from acting as a Director.
    (b) If he becomes bankrupt or suspends payment or compounds with his creditors generally.
    (c) If he shall become of unsound mind.
    (d) If by notice in writing given to the Company he resigns his office.
    (e) If he be removed by the holders of the shares by virtue of which he was elected or in accordance with Article 88 hereof.

MANAGING DIRECTOR

86. The Directors may from time to time appoint a person who is a Director or who is not a Director as Managing Director. A person appointed as Managing Director who was not elected to the Board under Article 79 shall by virtue of such office be a member of the Board of Directors and shall ipso facto cease to be a member of the Board, when he ceases to hold the office of Managing Director from any cause. The appointment of a Managing Director shall be for such period and upon such terms as the Directors think fit. The directors may vest in such Managing Director such of the powers hereby vested in the Directors generally as they may think fit and such powers may be made exercisable for such period or periods and upon such conditions and subject to such restrictions and generally upon such terms as to remuneration and otherwise as they may determine. The remuneration of a Managing Director may be by way of salary or commission or participation in profits, or by any or all of these modes. A Managing Director when he is not a director elected in accordance with the provisions of Article 75, shall when appointed under the provisions of this Article become ipso facto a member of the Board and in such event shall be in addition to the Directors elected under Article 75 and the provisions of Article 74 as to the maximum number of Directors shall not include the Managing Director appointed under the provisions of this Article.

ATLERNATIV EDIRECTORS

87. Except for the Managing Director, a Director may from time to time by writing under his hand appoint not more than two persons to act as alternates or substitutes in his place at any meeting of the Board (or of a committee of which such appointer is a member) at which he is not personally present and such appointment shall have effect. Every such appointee while he holds office as a substitute shall be entitled to notice of meeting of the Directors and of such committees as aforesaid and to attend and vote thereat accordingly, provided that not more than one substitute appointed to act in place of a director exercising this power may attend or vote at the same meeting. Any substitute appointed by this Article may exercise all powers and privileges of the Director appointing him at any meeting at which he attends in place of such Director, but he shall ipso facto vacate his office if and when the Director appointing him vacates office as a Director or removes such substitute from office by writing under his hand. Substitutes shall not be entitled to receive any remuneration from the Company but may be repaid expenses, and shall be entitled to be indemnified by the Company to the same extent, mutatis mutandis as if he were a Director.

DIRECTOR'S PROXIES

88. A Director and any substitute may attend and vote by proxy at any meeting of the Directors or of a Committee of Directors provided that such Proxy has been appointed in writing under the hand of his appointer and such appointment may be general or for any particular meeting or meetings. A proxy so appointed shall not be entitled to vote in place of his appointer at any meeting of Directors or of a Committee at which the Director appointing him is present in person, represented by his own substitute, or (in the case of a proxy appointed by substitute) at which the substitute Director by whom he is appointed is present or at which the Director by whom such substitute was appointed is either present or represented by his substitute.

PROCEEDINGS OF DIRECTORS

89. The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Unless otherwise determined, three Directors present in person or represented by their substitutes or proxies shall be a quorum. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the Chairman shall have a second or casting vote. For the purpose of this Article two or more Directors may be represented by the same substitute and two or more Directors or substitutes may be represented by the same

proxy, and any such representatives shall be entitled to a separate vote for each Director or substitute whom he represents in addition to any vote which he may be entitled to in his own right.

90. A Director may, and on the request of a Director the Secretary shall, at any time summon a meeting of the Directors.

91. Subject to Article 85, the Directors may from time to time elect a Chairman, who shall preside at meetings of the Directors and determine the period for which he is to hold office, but if no such chairman be elected, or if at any meeting the Chairman be not present within five minutes after the time appointed for holding the same, the Directors present shall choose some one of their number to be Chairman of such meeting.

92. The Directors may delegate any of their powers to committees consisting of such Member of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

93. A committee may elect a Chairman of its meetings. If no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the Members present may choose one of their number to be chairman of the meeting.

94. A committee may meet and adjourn as its members think proper. Questions arising at any meeting shall be determined by a majority of votes of the Members present, and in case of an equality of votes, the Chairman will have a second or casting vote.

95. All acts bona fide done by any meeting of Directors or of a committee of Directors, or by any person acting as a Director or substitute, or as a proxy for a Director or substitute shall notwithstanding it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or substitute or proxy as the case may be.

96. The Director shall cause proper Minutes to be made of all General Meetings of the Company and also of all appointments of officers and of the proceedings of all meetings of Directors, and committees, and of the attendances thereat, and all business transacted at such meetings, and any such minute of any meeting, if purporting to be signed by the Chairman of such meeting, or by the Chairman of the next succeeding meeting, shall be conclusive evidence without any further proof of the facts stated therein.

97. A Director or proxy shall be deemed to be present at a meeting of the Directors if he participates in such a meeting by means of a conference telephone call in which all persons physically present at the meeting and all persons participating by telephone can hear each other. A resolution in writing signed by all the Directors, their substitutes or proxies shall be as effective for all purposes as a resolution passed at a meeting of the Directors duly convened, held and constituted.

THE SEAL

98. The Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors, and in the presence of one Director and the Secretary or such other persons as the Directors may appoint for the purpose, and such director and Secretary or other person as aforesaid shall sign every instrument to which the seal shall be affixed in their presence and in favor of any purchaser of person bona fide dealing with the Company such signatures shall be conclusive evidence of the fact that the seal has been properly affixed. The Company may exercise all the powers conferred by the Statures with regard to having an official seal for use abroad, and such powers shall be vested in the Directors.

BRANCH REGISTERS

99. Subject to and in accordance with the provisions of the Statutes, the Company shall be at liberty to cause to be kept in any country to which the said provisions may be extended a branch register or Registers of Members resident and to exercise all the other powers mentioned in the Statutes relating to such branch registers.

SECRETARY

100. The Directors may appoint a Secretary of the Company on any terms they think proper. The Directors may from time to time, by resolution, appoint a temporary substitute for the Secretary who shall be deemed to be the Secretary during the term of his appointment.

DIVIDENDS

101. The Company in General Meeting may declare dividends and fix time of payment to Members according to their rights and interests. No larger dividend shall be declared than is recommended by the Directors, but the Company in General Meeting may declare a smaller dividend.

102. Subject to any preferential, deferred, qualified of other rights, privileges or conditions attached to any class of shares, profits of the Company resolved to be distributed shall be applied in the payment of dividend upon

the shares in proportion to the amount paid or credited thereon respectively.

103. Upon each declaration of a dividend or an interim dividend, the Company shall establish a record date. The shareholders of record as of such date shall be the shareholders entitled to such dividend or interim dividend. The record date shall be a weekday which is not a legal holiday in either the State of Israel or the State of New York, U.S.A., and shall be at least ten days (not including legal holidays) after the date on which the dividend is declared.

104. The Directors may from time to time pay to the Members on account of the next forthcoming dividend such interim dividends as in their judgment the position of the Company justifies.

105. At the time of declaration of a dividend, the Company may decide that such a dividend shall be paid in whole or in part by way of distribution of certain properties, including by means of distribution of fully paid up shares or debentures or debenture stock of the Company, or by means of distribution of fully paid up shares or debentures or debenture stock of any other company, or in one or more of the aforesaid ways.

106. The Directors may retain any dividends on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

107. A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

108. Notice of the declaration of any dividend, whether interim or otherwise, shall be given to the holders of registered shares in the manner hereinafter provided.

109. Unless otherwise directed, any dividend may be paid by cheque or warrant, sent through the post to the registered address of the Member or person entitled or in case of joint registered holders to that one of them first named in the Register in respect of the joint holding. Every such cheque will be made to the order of the person to whom it is sent.
The receipt of the person whose name at the date of the declaration of the dividend appears on the Register of Members as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall be a good discharge to the Company of all payments made in respect of such share. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed. No unpaid dividend or interest shall bear interest as against the Company.

RESERVES

110. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the company may be properly applied and pending such application may either be employed in the business of the Company or invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits.

111. All sums carried and standing to revenue or general reserve or capital reserve may, pending any other application thereof authorized by the preceding Articles, be invested together with any other monies of the Company in the ordinary course of the Company's business and without it being necessary to distinguish between the investments of the reserves and investments of the other monies of the Company or between investments of the revenue or general reserve and investment of the capital reserve.

CAPITALISATION OF PROFITS AND RESERVES, ETC.

112. The Company may upon the recommendation of the Directors by Ordinary Resolution resolve that any sum not required for the payment or provision of any fixed preferential dividend and for the time being standing to the credit of any reserve fund or reserve account of the Company, including premiums received on the issue of any shares or debentures of the Company, or being undivided profits in the hands of the Company, be capitalized, and that such sum be set free for distribution and be appropriated as capital to and amongst the shareholders in the proportions in which they would have been entitled thereto if the same had been distributed by way of dividend on the shares or in such manner as the resolution may direct, and such resolution shall be effective; and the Directors shall, subject to any such resolution, apply such sum in paying up full any unissued shares in the capital of the Company on behalf of the shareholders as aforesaid, and appropriate such shares and distribute the same credited as fully paid up amongst such shareholders in the proportion aforesaid in satisfaction of their shares and interests in the said capitalized sum, or shall apply such sum or any part thereof on behalf of the shareholders aforesaid in paying up the whole or part of any uncalled balance which shall for the time being be unpaid in respect of any issued shares held by such shareholder or otherwise deal with such sum as directed by such resolution.

113. Where difficulty arises in respect of any such distribution, the Directors may settle as they think expedient, and in particular they may issue fractional certificates, fix the value for distribution of any fully paid up shares, make such payments to any shareholders on the footing of the footing of the value so fixed in order to adjust rights, and vest any such shares in trustees upon such trusts for the persons entitled to share in the appropriation and distribution as may seem just and expedient to the Directors.

When deemed requisite a proper contract for the allotment and acceptance of the shares to be distributed as aforesaid shall be filed in accordance with Section 93 of the Companies Ordinance, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to share in the appropriation and distribution and such appointment shall be effective.

ACCOUNTS

114. The Directors shall cause true accounts to be kept in accordance with the Statues.

The books of accounts shall be kept at the office or at such other place as the Directors shall think fit and shall always be open to the inspection of the Directors.

115. The Directors shall from time to time determine whether in any particular case of class of cases, or generally, and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them, shall be open to the inspection of Members, and no Member (not being a Director), shall have any right of inspecting any account or book or document of the Company, except as conferred by the Statutes or authorized by the Directors, or by a resolution of the Company in General Meeting.

116. At least once in every calendar year the Directors shall lay before the Company in General Meeting a profit and loss account for the period since the preceding account, made up to a date not earlier than the date of the Meeting by more than nine months and in accordance with the Companies Ordinance in that behalf, a balance sheet shall be made out in every year and laid before the Company in General Meeting, made up as at the date to which the profit and loss account is made up. The balance sheet shall have attached thereto the Auditor's report and shall be accompanied by a report of the Directors as to the state of the Company's affairs, and the amount which they recommend to be paid by way of dividend and the amount (if any) which they recommend to carry to reserve.

AUDITORS

117. Auditors shall be appointed and their duties regulated in accordance with the Statutes.

NOTICES

118. A notice or any other document may be served by the Company upon any Member either personally or by sending it through the post in a prepaid letter addressed to such Member at its registered address as appearing in the Register of Member.

119. All notices directed to be given to the Members shall with respect to any shares to which persons are jointly entitled; to be given to whichever of such persons is named first in the Register of Members and any notice so given shall be sufficient notice to the holders of such share.

120. Any Member described in the Register of Members by an address, whether within or without Israel, shall be entitled to have served upon him at such address any notice to which he would be entitled under these Articles, but save as aforesaid, no Member other than a Member described in the Register of Members by an address shall be entitled to receive any notice from the Company.

121. A notice may be given by the Company to the persons entitled to any share in consequence of the death or bankruptcy of a Member by sending it through the post in a prepaid letter addressed to them by name or by the titles of representatives or trustees of such deceased or bankrupt Member, at the address (if any) supplied for the purpose by such persons as aforesaid or (until such address has been supplied) by giving the notice in the manner in which the same would have been given if the death or bankruptcy had not occurred.

122. Any notice or other document if served or sent by post shall be deemed to have been served or delivered at the time when the letter containing the same is put into the post, and in providing such service or sending it shall be sufficient to prove that the letter containing the notice or document was properly addressed and put into the post office as a prepaid letter. Any entry made in the ordinary course in any postal book of the Company shall be prima facie evidence of such positing therein recorded.

123. Where a given number of days' notice or notice extending over any period is required to be given, the day of service shall be counted in such number of days or other period.

RECONSTRUCTION

124. On any sale of the undertaking of the Company, the Directors or the liquidators on a winding-up may, if authorized by special resolution, accept fully paid or partly paid up shares, debentures or securities of any other company, whether Israeli or foreign, either then existing or to be formed for the purchase in whole or in part of the property of the Company, and the Directors (if the profits of the Company permit), or the liquidators (on a winding-up) may distribute such shares, or securities or any other property of the Company amongst the Members without realization, or vest the same in trustees for them, and any special resolution may provide for the distribution or appropriation of the cash, shares or other securities, benefits or property, otherwise than in accordance with the strict legal rights of the members or contributories of the Company, and for the valuation of any such securities or property at such price and in such manner as the meeting may approve, and all holders of shares shall be bound to accept and shall be bound by any valuation on distribution so authorized, and waive all rights in relation thereto, save only in case the Company is proposed to be or is in the course of being wound-up, such statutory rights (if any) under the provisions of the Statutes as are incapable of being varied or excluded by these presents.

WINDING-UP

125. If the Company shall be wound up, whether voluntarily or otherwise, the liquidators may with the sanction of an Extraordinary Resolution divide among the Members in specie or kind any part of the assets of the Company, and may with the like sanction, vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members as the liquidators with the like sanction shall think fit. The Resolution sanctioning any such division may also sanction a division otherwise than in accordance with the legal rights of the Members and may confer special rights on any class of Members, but in case any resolution shall be passed sanctioning any division otherwise than in accordance with the legal rights of the Members, and any Member who would be prejudiced thereby shall have a right to dissent and ancillary rights as if such Resolution were a Special Resolution passed pursuant to Section 203 of the Companies Ordinance.

INDEMNITY

126. A. The Company is authorized to procure insurance for each of the "Officers" (No'seh Misrah) as defined in the Companies Ordinance, against liability, in whole or in part, for each of the following:
(1) breach of his duty of care to the Company or any other person;

(2) breach of his fiduciary duty to the Company to the extent that such Officer acted in good faith and had reasonable basis to assume that the action would not prejudice the interests of the Company; and

(3) monetary liability imposed on such Officer for the benefit of a third party as a result of an act or omission such Officer committed in his capacity as an Officer of the Company.

B. The Company is authorized to indemnity each of its Officers for each of the following:

(1) any monetary liability imposed on him for the benefit of a third party by judgment, including a settlement or arbitration decision certified by the court, as a result of an act or omission that he committed in his capacity as an Officer of the Company; and

(2) reasonable litigation expenses, including legal fees incurred by the Officer or which he is obligated to pay by court order for a proceeding brought against him by the Company, on the Company's behalf or by a third party, or a criminal proceeding in which he is acquitted, provided that any such proceeding related to an act or omission which he committed in his capacity as Officer of the Company.

THE COMPANIES ORDINANCE [NEW VERSION] 5744 - 1983
COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

1. **Company name:** Frutarom Ta'asiot Ba'am.
   Company name in English: Frutarom Industries Ltd.

2. **Purpose for which the company was established:**

   2.1 To engage in the field of the chemical industry and all related fields, to invest in other companies related to the chemical industry field, and to take any other related actions.

   2.2 To perform any action and engage in any occupation or legal action whatsoever in accordance with the company's requirements and decisions from time to time.

   2.3 To engage in any occupation as may be decided by the board of directors of the company.

3. **The responsibility of the members is limited.**

4. **The share equity of the company is NIS 60,000,000, and is broken down into 60,000,000 ordinary shares par value NIS 1 each.**

We, the undersigned, wish to associate in a company according to this memorandum of association and agree that each will take a number of the shares in the company's equity, as noted next to his name.

The Signatories (Name, company number and address)	**Number of Shares Taken**	**Signatures**
1. Electrochemical Industries (Frutarom) Ltd. Public Company 52-001942-3 Southern Industrial Zone POB 2357, Acco 24102	99	(Signed) Stamp: Electrochemical Industries (Frutarom) Ltd.
2. EIF Trade (1971) Ltd. Private Company 51-056382-8 Haifa by Electrochemical Industries (Frutarom) Ltd. Southern Industrial Zone POB 2357, Acco 24102	1	(Signed) Stamp: EIF Trade (1971) Ltd.

Total of shares taken: 100

Date:
28.12.95

Witness to the above signatures:
Efrat Venkert, Esq. (Signed) Company Secretary

FRUTAROM
FOUNDED 1933

October 13, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Frutarom Industries Ltd. ("the Company" or "Frutarom") – Immediate Report

Following erroneous publications this morning in the press media, Frutarom hereby advises and emphasizes that no fires have occurred at the Company's plants and that the Company continues to operate normally.

To the best of the Company's knowledge, the fire mistakenly linked to the Company occurred at Electrochemical Industries (1952) Ltd. in Acco. The Company would like to clarify that the two companies are two separate public companies, with no relations between them and their activities.

The Company is considering its action in relation to the responsibility of the various bodies that involved its name in the aforementioned fire.

Frutarom Industries Ltd. continues to show ongoing, steady growth in its profit and margin for 15 consecutive quarters and recently, in June 2003, even completed the acquisition of Emil Flachsmann AG in Switzerland.

Sincerely,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

July 13, 2003

Securities Exchange Commission Tel Aviv Stock Exchange Companies Registrar
22 Kanfei Nesharim St. 54 Ahad Ha'am St. P.O.B. 767
Jerusalem Tel Aviv Jerusalem

Dear Madam / Sir,

Re: Correction to Immediate Report Dated July 10, 2003 re Significant Private Placement

This comes to correct the immediate report published by the Company on July 10, 2003 (hereinafter: "The Report") regarding a significant private placement of Company shares in accordance with the Securities Law – 1969 (hereinafter: "The Law"), the Securities Regulations (Private Issue of Shares in a Registered Company) – 2000 (hereinafter: "The Regulation") and the Companies Law – 2000 (hereinafter: "The Companies Law"), as follows:

1. The number of shares allocated that appears in the Report was erroneous and should be 5,135,000 (and not 5,035,000 as written in the Report) regular shares par value NIS 1 each of the Company.

2. The party to whom 100,000 shares were offered and will be allocated whose name did not appear in the report was the Providential Fund of The First International Bank of Israel Ltd., which is among the type of institutions included in the first addition to the Law. This party is not an interested party based on its holdings in the Company.

3. Following the allocation according to this report, the Company's share equity will total NIS 46,176,357 (and not NIS 46,076,357 as written in the Report), broken down to 46,176,357 regular shares par value NIS 1 each. The shares allocated will constitute 11.12% of the Company's issued share equity and its voting rights, following the allocation.

4. In view of the foregoing, to the best of the Company's knowledge, the quantities and rates of each of the recipients of the offer in the Company's issued and paid equity and voting rights, as well as the quantities and rates of the additional interested parties in the Company and of the remainder of the Company's shareholders, are as listed below:

Name	**Pre Allocation Holding**		**Post Allocation Holding**	
	# of Shares	**%**	**# of Shares**	**%**
Existing Shareholders				
ICC Handels AG	21,827,347	53.18	21,827,347	47.27
ICC Industries Inc.	1,964,761	4.79	1,964,761	4.25
Leumi Trust Funds	969,104	2.36	969,104	2.1
Frutarom Trust Ltd.[1]	881,247	2.15	881,247	1.91
John Oram[2]	779,171	1.9	779,171	1.69
Ori Yehudai[3]	328,339	0.8	328,339	0.71
Existing Shareholders who were Offer Recipients				
Leumi Pension Funds[4]	3,091,414	7.53	3,376,414	7.31
The Other Offer Recipients				
Menora Profit Participation 1992	577,870	1.41	703,870	1.52
Gmulot	640,840	1.56	1,240,840	2.69
First International Bank Pension Funds	17,500	0.04	917,500	1.99
Bank Otzar L'Hayal Provident and Education Funds	--	--	400,000	0.87

Bank Igud Employees Provident Fund	--	--	15,000	0.03
Bank Mizrahi Provident Funds	--	--	600,000	1.3
Electric Company Ltd. Employees' Education Fund	--	--	35,000	0.08
Mivtahim	--	--	600,000	1.3
Hebrew University in Jerusalem Ltd. Employees Provident Fund	--	--	49,000	0.11
Harel Investments	--	--	125,000	0.27
Provident Lanes	70,000	0.17	270,000	0.58
Clal Shares	--	--	1,000,000	2.17
Bank Leumi LeIsrael Ltd. Clerks' Provident Fund	247,488	0.6	347,488	0.75
The First International Bank of Israel Ltd.	--	--	100,000	0.22
The Public	9,646,276	23.5	9,646,276	20.89
Total	**41,041,357**	**100**	**46,176,357**	**100**

[1] Wholly owned subsidiary

[2] Director of the Company

[3] President and Chief Executive Officer, and Director of the Company

[4] The Pension Funds of the Bank Leumi Group are an interested party by virtue of their holdings in the Company and received an offer in this private issue. The Funds purchased 285,000 of the shares offered which is 0.62% of the Company equity after the allocation.

5. The remainder of the details in the Report remain unchanged.

Sincerely yours,

Eyal Shohat, Adv.
Corporate Secretary

FRUTAROM
FOUNDED 1933

July 10, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report re Significant Private Placement

This immediate report relates to a significant private placement of Company shares in accordance with the Securities Law – 1969 (hereinafter: "The Law"), the Securities Regulations (Private Issue of Shares in a Registered Company) – 2000 (hereinafter: "The Regulation") and the Companies Law – 2000 (hereinafter: "The Companies Law"), as follows:

1. Introduction

On July 9, 2003, the Board of Directors of the Company decided to allocate, in a private placement, 5,035,000 ordinary shares of the Company par value NIS 1 each (hereinafter: "The Private Placement" and "The Shares Allocated," accordingly), which are equal in accompanying rights and any other matter of ordinary shares par value NIS 1 each existing in the Company's issued and paid equity, which will be registered for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter: "The Exchange"), all in accordance with the details herein.

2. The Offer Recipients

The parties to whom the shares were offered are among the type of institutions included in the first addition to the Law (hereinafter: "The Institutional Investors").

The names of the offer recipients, the number of shares which each will purchase in the Private Placement as stated and their percentage of the Company's issued and paid equity, are detailed in the table appearing in 5.2 below.

To the best of the Company's knowledge, of this list, the Pension Funds of Bank Leumi LeIsrael Ltd. are considered an interested party by virtue of their existing share holding in the Company, as detailed in 5.2 below.

3. The Shares Offered

3.1 According to the Private Placement, the Company is offering 5,035,000 ordinary shares par value NIS 1 each at the price of NIS 10 per share, which constitute 10.92% of the voting rights and issued and paid equity of the Company following the allocation. The quantity of Shares Allocated to each of the offer recipients and the percentage that they will constitute in the voting rights and issued and paid equity of the Company appear in 5.2 below.

3.2 The Shares Allocated will be registered for trade on the Exchange and will have rights equal to the Company's ordinary shares par value NIS 1 each. The conditions of the share allocation determine that if agreement is not reached with the Exchange to register the Shares Allocated for trade within 30 trading days from the date of payment, the agreement will expire and the payment transferred will be returned to the offer recipients.

4. Price of the Shares Allocated and the Share Price on the Exchange One Day Prior to the Private Placement's Execution

The closing price of the Company's shares on the Exchange on the day prior to this report's publication was NIS 11.11 per share. The Shares Allocated in this Private Placement are allocated at a price of NIS 10 per share, which constitutes 90% of the price on the Exchange on the day stated.

5. The Company's Issued and Paid Share Equity, the Holdings of the Offer Recipients and Interested Parties in the Company

5.1 On the date of this Immediate Report, the Company's issued and paid share equity was NIS 46,041,357, broken down to 41,041,357 regular shares par value NIS 1 each of the Company. Following the allocation according to this Report, the Company's issued share equity will total NIS 46, 076,357 broken down to 46,076,357 shares. The Shares Allocated will constitute 10.92% of the Company's issued shares and its voting rights, following the allocation.

5.2 To the best of the Company's knowledge, the quantities and rates of each of the recipients of the offer in the Company's issued and paid equity and voting rights, as well as the quantities and rates of the additional interested parties in the Company and of the remainder of the Company's shareholders, are as listed below:

Name	Pre Allocation Holding		Post Allocation Holding	
	# of Shares	%	# of Shares	%
Existing Shareholders				
ICC Handels AG	21,827,347	53.18	21,827,347	47.37
ICC Industries Inc.	1,964,761	4.79	1,964,761	4.26
Leumi Trust Funds	969,104	2.36	969,104	2.1
Frutarom Trust Ltd.[1]	881,247	2.15	881,247	1.91
John Oram[2]	779,171	1.9	779,171	1.69
Ori Yehudai[3]	328,339	0.8	328,339	0.71
Existing Shareholders who were Offer Recipients				
Leumi Pension Funds[4]	3,091,414	7.53	3,376,414	7.33
The Other Offer Recipients				
Menora Profit Participation 1992	577,870	1.41	703,870	1.53
Gmulot	640,840	1.56	1,240,840	2.69
First International Bank Pension Funds	17,500	0.04	917,500	1.99
Bank Otzar L'Hayal Provident and Education Funds	--	--	400,000	0.87
Bank Igud Employees Provident Fund	--	--	15,000	0.03
Bank Mizrahi Provident Funds	--	--	600,000	1.3
Electric Company Ltd. Employees' Education Fund	--	--	35,000	0.08
Mivtahim	--	--	600,000	1.3
Hebrew University in Jerusalem Ltd. Employees Provident Fund	--	--	49,000	0.11
Harel Investments	--	--	125,000	0.27
Provident Lanes	70,000	0.17	270,000	0.59
Clal Shares	--	--	1,000,000	2.17
Bank Leumi LeIsrael Ltd. Clerks' Provident Fund	247,488	0.6	347,488	0.75
The Public	9,646,276	23.5	9,646,276	20.94
Total	**41,041,357**	**100**	**46,076,357**	**100**

[1] Wholly owned subsidiary
[2] Director of the Company
[3] President and Chief Executive Officer, and Director of the Company
[4] The Pension Funds of the Bank Leumi Group are an interested party by virtue of their holdings in the Company and received an offer in this private issue. The Funds purchased 285,000 of the shares offered which is 0.62% of the Company equity after the allocation.

6. The Proceeds and Their Determination

The shares in the Private Placement are offered at a price of NIS 10 for each ordinary share par value NIS 1 each, such that the total proceeds that the Company will receive as a result of issuing the Shares Allocated will total NIS 50,350,000.

The price at which the Shares Allocated will be offered was determined in consideration of the share price on the Exchange before the Private Placement and considering the interest of the offer recipients in the Private Placement.

7. Personal Interest of the Offer Recipients in the Private Placement

To the best of the Company's knowledge, excluding the Institutional Investor considered an "interested party" as stated in 2 above, the Company does not have any significant shareholders or officeholders with a personal interest in the Placement.

8. Approvals Required to Execute the Allocation

The share allocation is subject to receiving the approval of the Exchange to the shares' registration for trade as stated in 3.2 above.

In view of the instructions in Regulation 3(a) of the Companies Regulation (Relief in Transactions with Interested Parties) – 2000, there is no need for the approval of the General Meeting of the Company to carry out the Allocation detailed in this Report.

9. Agreements Between the Offer Recipients and the Company's Shareholders

To the best of the Company's knowledge and following declarations by the offer recipients in this matter, there are no agreements between the offer recipients in the Private Placement and the Company's shareholders, or among the offer recipients themselves or with other parties, regarding the acquisition or sales of the shares or regarding the voting rights.

10. Restrictions on Executing Actions with the Shares Allocated Applicable to the Offer Recipients

To the best of the Company's knowledge, according to the Law and the Securities Regulations (details in clauses 15a to 15c of the Law) – 2000, the offer recipients will be restricted in selling while the Shares Allocated are being traded on the Exchange, such that such an offer which will have one of the following conditions will be considered as in clause 15a of the Law as an offer to the public and accordingly will require publication of a prospectus as permitted by the Securities Authority:

10.1 An offer during the year following the allocation.

10.2 An offer during the eight quarters following the end of the year mentioned in 10.1 above, when during each of the eight quarters as stated the following will exist:

a. The quantity of the Shares Allocated offered in an Exchange trading day exceeds the daily average of the trade turnover on the Exchange of shares of the type offered during the eight week period preceding the offer day.

b. The quantity of the Shares Allocated offered for sale exceeds 1% of the Company's issued and paid share equity during each quarter.

For this purpose, "issued and paid share equity" includes shares resulting from realizing or converting convertible shares allocated up to the offer day and which have not yet been realized or converted.

This section will also apply to the Shares Allocated that were purchased during the periods stated above, not according to a prospectus and not during trade on the Exchange, from the offer recipients or a corporation controlled by the Company and to shares resulting from the conversion of the Shares Allocated as stated in this section.

11. Allocation Date

Allocation of the shares to each of the offer recipients will be effective upon the Exchange's approval or the registration for trade of the Shares Allocated to each of the offer recipients.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

July 9, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report re Significant Private Placement

The Company hereby advises that as part of it private placement for institutional investors, which was completed today, the Company will raise equity of about NIS 50 million in consideration for the allocation of ordinary shares par value NIS 1 of the Company at a price of NIS 10 per share.

The share allocation is subject to receiving the approval of the Tel Aviv Stock Exchange Ltd. to register for trade the shares that will be allocated.

An immediate report will be published by the Company as required by law and in accordance with the Securities Regulations (Private Placement of Shares in a Registered Company) - 2000.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O.B. 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com www.frutarom.com

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM

FOUNDED 1933

July 7, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate report regarding the appointment of an officeholder

1. Name: Yonathan Glickman
2. I.D. #026071530
3. Date of birth: September 9, 1960
4. Home address: Moshav Manof, Misgav, Israel
5. Appointment date: July 7, 2003
6. Position: Executive Vice President and Manager – Fine Ingredients Division
7. Mr. Glickman does not hold any other positions in the Company and is not in the employ of an interested party in the Company.
8. Education: Business Administration – Hebrew University
9. Business experience during last five years: Managing director – Hanita Coatings Ltd.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE PERIOD ENDING SEPTEMBER 30, 2003

General

Frutarom Industries Ltd. ("Frutarom" or "the Company") is a multinational company established in 1933 that became a public company in 1996. Frutarom has significant production and development centers on three continents and markets its products to 85 countries worldwide. Over 800 employees work at Frutarom throughout the world.

During the third quarter of 2003, Frutarom's trend of increased sales, profitability and profits continued for the sixteenth consecutive quarter. Frutarom continues to successfully implement its growth strategy, combining natural growth in its core business with acquisitions of activities and knowhow in its main fields of business and in strategic geographical areas, while focusing on expanding and deepening its activity at existing sites.

As part of Frutarom's realization of its strategy of fast organic growth of core activities through making acquisitions, on June 16 Frutarom completed the purchase of the Swiss company, Emil Flachsmann AG ("Flachsmann"). During the third quarter, Frutarom worked to merge Flachsmann's activity with its own in order to take advantage of the considerable synergy existing in their complementary activities. Flachsmann and Frutarom's research and development teams began cooperating, enriching each other's knowledge and developing new and innovative products. Operations and production staff are working to raise efficiency and unify the production systems, taking optimal advantage of the production capacity, which grew substantially following the acquisition. Marketing and sales organizations unified, taking optimal advantage of Frutarom's and Flachsmann's relative advantages in each country. The Frutarom Group's customer base was expanded and many new customers added, including leading multinational food and pharmaceutical producers, primarily in Western Europe—with the accent on Switzerland and Germany—as well as in East Asia, mainly in Korea and Japan. The merger of the activities and utilization of the synergy between the companies is expected to yield, over and beyond sales growth, considerable savings in the merged companies' expenses, which will be reflected in and contribute to Frutarom mainly during the coming quarters. The acquisition of Flachsmann constitutes a substantial step forward in Frutarom's path, and expands its global geographic dispersal, product range and customer base. The acquisition adds considerably to Frutarom's positioning as one of the leading companies in its field in the world.

Frutarom has fully consolidated the results of Flachsmann's activity during the relevant period for the first time in the financials for the quarter ended September 30, 2003.

During the third quarter, the Flavors Division, which is the more profitable of Frutarom's activities, continued the positive trend of rapid activity growth that has characterized its activity in recent years, while achieving impressive growth in most of its subsidiaries worldwide. The activity in the UK grew considerably and quick growth continued in Russia, Ukraine, Kazakhstan and Turkey, countries with a high growth level where processed foods consumption is growing at a higher rate than the global average. All of these contributed to the continued improvement in Frutarom's profitability and is expected to contribute to the Company's long term growth.

On July 15, Frutarom raised US$ 11.6 million in a private placement of the Company's shares to leading institutional investors. The monies raised will be used to reduce Frutarom's short term loans.

During the third quarter of 2003, Frutarom's sales rose to reach NIS 188.2 million (US$ 42.4 million), growing 54.1% compared with the same period in 2002. Gross profit rose 60.4% during the same period to reach NIS 59.6 million (US$ 13.4 million) and gross margin rose from 30.5% to 31.7%. Operating profit rose 66.4% to NIS 17.5 million (US$ 3.9 million). Net profit rose sharply by 81.3% to reach NIS 10.5 million (US$ 2.3 million) compared with NIS 5.7 million (US$ 1.3 million) during the third quarter of 2002. Net profitability also rose, reaching 5.5% compared with 4.7% during the same period last year.

During the first three quarters of 2003, Frutarom's sales grew 22.5% compared with the same period in 2002 to reach NIS 456.8 million (US$ 102.9 million). Gross profit rose 25.8% during the period compared with the first three quarters of 2002 to total NIS 147.6 million (US$ 33.2 million), and operating profit grew 28.2% compared with the same period in 2002 to NIS 50.4 million (US$ 11.3 million). Net profit grew 36% during the first nine months of the year to reach NIS 32 million (US$ 7.2 million) compared with NIS 23.6 million (US$ 5.3 million) during the same period in 2002.

The Company's equity totaled NIS 255.5 million (US$ 57.5 million) as at September 30, 2003, compared with NIS 170.9 million (US$ 38.5 million) as at September 30, 2002. The growth in equity during the third quarter is mainly due to the capital raised and the profit for the quarter.

The rise in net profit seen for sixteen successive quarters derives from the ongoing growth trend in the activity's turnover, due both to increased sales of Frutarom's core activities and the successful integration of the activities acquired, and the continuing improvement in product mix, contributed to by the sustained growth of the Flavors Division's portion of Frutarom's activity. Also playing a part in the growth in net profit were the Company's policy of closely controlled growth of expense levels and its maintenance of modest expense growth. The growth in activity, and this expense policy, both contributed to the rise in profitability and profit achieved by Frutarom in recent years.

Frutarom will continue to implement its expansion strategy through natural growth in its more profitable core activities, and through acquisitions of companies active in fields in which Frutarom already operates, with the aim of becoming one of the ten leading companies in the world in the flavor and fragrance field within a few years.

I. Short Description of the Company and its Business Environment

The Frutarom Group develops, produces and markets flavors, fragrances, seasonings and seasoning compounds through its Flavors Division. The Company's Fine Ingredients Division develops, produces and markets mainly raw materials intended primarily for the production of these compounds as well as botanical extracts and natural products for use in the flavor, fragrance, pharmaceutical, nutraceutical and functional food industries.

Through ArtChem, Frutarom develops, produces and markets raw materials in the peptide field, which are intended for use by the biotechnology pharmaceutical industry.

Through its subsidiary, Frutarom Trade & Marketing (1990) Ltd., the Company also markets various raw materials not produced by it, to customers in Israel.

Frutarom's products are intended for the food, beverage, flavor, pharmaceutical, fragrance, nutraceutical, functional food, food additives, and cosmetic industries.

Frutarom's products are produced at its plants in Israel, the USA, Switzerland, the UK, Denmark, China and Turkey, and sold on five continents to over 85 countries. The Company's international marketing organization includes its marketing branches in Israel, the US, Switzerland, the UK, Germany, Denmark, France, Russia, Ukraine, Kazakhstan, Turkey, Brazil, China, Hong Kong and India. The Company also works through local agents and distributors worldwide.

II. Results of Activities

Frutarom's sales rose 54.1% during the third quarter of 2003 to total NIS 188.2 million (US$ 42.4 million) compared with NIS 122.1 million (US$ 27.5 million) during the same quarter in 2002 and NIS 117.1 million (US$ 26.4 million) during the same quarter in 2001.

The following contributed to the growth in sales:

A. The successful merger of Flachsmann Switzerland and its subsidiaries in Germany, Denmark, Hungary and Canada with the Frutarom Group's global activity. Flachsmann's activity complements Frutarom's in its geographic spread (Flachsmann had a substantial presence in Western Europe, Scandinavia, and Korea) and its products and target customers. Frutarom

continues to realize and utilize the considerable synergy inherent in the complementary Flachsmann and Frutarom activities.

B. Continued accelerated growth trend in recent years in the Flavors Division, the more profitable of the Company's varied activities, due to the consolidation and strengthening of activity in Frutarom's subsidiaries. Frutarom will continue to invest in and strengthen all of the Flavors Division's sites in coming years, and regards this Division as a central element in its development strategy for the future.

C. Continued consolidation and strengthening of Frutarom's global research, development, sales and marketing network, including developing countries where Frutarom has begun activity in recent years (countries in which the demand for processed food products is double digit).

Sales Development - Third Quarters 2000 - 2003 (US$ million)


35
30
25
20
15
10
19.6
26.4
27.5
42.4
2000
2001
2002
2003

Frutarom continues to present a steady, ongoing rise in profitability and profit, which derives mainly from the increase in sales and the ongoing improvement in the Company's product mix. The Flavors Division's multinational activity has contributed markedly to this trend. This Division has grown substantially in recent years as part of a strategy of building and strengthening subsidiaries throughout the world, to which the acquisitions made in the past few years have contributed. The activity of the Flavors Division is the most profitable of Frutarom's activities.

Breakdown of Sales by Activity 1999 - 2003

	1999	2000	2001	2002	January - September 2003
Flavors Division	28.4%	32.4%	38.8%	42.3%	48.4%
Fine Ingredients Division	62.8%	59.8%	55.6%	52%	46.6%
Trade & Marketing	8.8%	7.8%	5.6%	5.7%	5.0%

Frutarom's gross margin rose 60.4% during the third quarter of 2003 to reach NIS 59.6 million (US$ 13.4 million) compared with NIS 37.2 million (US$ 8.4 million) during the third quarter of 2002. Profitability rose from 30.5% to 31.7% during the third quarter of this year.

Selling, administration and general expenses for the third quarter of 2003 totaled NIS 42.2 million (US$ 9.5 million) compared with NIS 26.7 million (US$ 6 million) during the same quarter in 2002. The increase in expenses derives mainly from the merger of the Flachsmann Group's activity, the growth in activity and the continued consolidation of Frutarom's global network.

Operating profit for the third quarter of 2003 continued the upward trend of past years to reach NIS 17.5 million (US$ 3.9 million), growing 66.4% compared with the third quarter of 2002. Profitability also continued to rise alongside profit, reaching 9.3% compared with 8.6% during the same period in 2002.

Finance expenses for the quarter totaled NIS 1.3 million (US$ 0.3 million) compared with NIS 2.3 million (US$ 0.5 million) in the parallel quarter. The decrease, which comes despite the addition of Flachsmann's activity, derives from lower basic global interest rates, and exchange differences of balances that are not in US dollars.

Profit before tax for the third quarter rose to NIS 16.3 million (US$ 3.8 million) compared with NIS 8.3 million (US$ 1.9 million) during the same quarter in 2002. Profitability rose to 8.7% compared with 6.8% during the same period in 2002.

Tax on income for the third quarter of 2003 totaled NIS 6 million (US$ 1.3 million) compared with NIS 2.6 (US$ 0.6 million) in the same quarter of 2002.

Net profit for the third quarter grew 81.3% compared with the third quarter of 2002 and 212% compared with the third quarter of 2001, reaching NIS 10.3 million (US$ 2.3 million) compared with NIS 5.7 million (US$ 1.3 million) during the same quarter in 2002 and NIS 3.3 million (US$ 0.7 million) during the third quarter in 2001. Profitability also grew to reach 5.5% compared with 4.7% during the third quarter of 2002 and 2.8% during the same quarter in 2001. During the first three quarters of 2003, net profit grew 36% compared with the same period in 2002 to reach NIS 32 million (US$ 7.2 million) compared with NIS 23.6 million (US$ 5.3 million).

Frutarom will continue acting to sustain this positive trend in profitability and profit by: (1) continuing to grow sales; (2) continuing to grow the relative share of the Flavors Division (the more profitable of Frutarom's activities) in Frutarom's total activity; (3) introducing new products with higher than average profitability to the Fine Ingredients Division's production and marketing systems; and (4) continuing to make strategic acquisitions of companies and activities in fields and locales where the Company already has activity, and rapidly and efficiently merging them into Frutarom's global network.

Profit Development - Second Quarters 2000 - 2003 (US$ million)


1.3
1.8
2.4
3.9
2000
2001
2002
2003

Operating Profit


5.4
7.8
8.5
13.4
2000
2001
2002
2003

Gross Profit


0.6
0.7
1.3
2.3
2000
2001
2002
2003

Net Profit


0.8
1.2
1.9
3.7
2000
2001
2002
2003

Profit before Tax

III. Financial Status

Total assets on September 30, 2003 amounted to NIS 654.8 million (US$ 147.4 million) compared with NIS 411.5 million (US$ 92.7 million) at September 30, 2002. The consolidation of Flachsmann's assets (NIS 110.3 million or US$ 24.8 million) has significantly contributed to this growth.

The Company's current assets totaled NIS 343.1 million (US$ 77.3 million) compared with NIS 240 million (US$ 52.7 million) at the end of the parallel quarter. The main contributors to the growth in current assets were the growth of NIS 12.5 million (US$ 2.8 million) in cash balances, NIS 42.4 million (US$ 9.5 million) in receivables and NIS 44.4 million (US$ 10 million) in inventory. The increase in current assets derives from the consolidation of Flachsmann's current assets of NIS 66.8 million (US$ 15 million) and the growth in Frutarom's activity.

Fixed assets minus accumulated depreciation and net other assets totaled NIS 300.8 million (US$ 67.7 million) on September 30, 2003, compared with NIS 171.9 million (US$ 38.7 million) at the end of the same quarter in 2002. Most of the increase in fixed assets comes from the consolidation of Flachsmann's fixed assets of NIS 123.2 million (US$ 27.7 million).

IV. Liquidity

During the third quarter of 2003, cash flow from operating activity reached NIS 18.9 million (US$ 4.3 million) compared with NIS 12.3 million (US$ 2.8 million). Most of this cash flow as well as the capital raised by the Company in the amount of NIS 51.6 million (US$ 11.6 million) and the consideration for the sale of securities held by Flachsmann, in the amount of NIS 9 million (US$ 2 million), were used to reduce the Company's short term loans.

V. Sources of Finance

A. Equity

The Company's equity at September 30, 2003, totaled NIS 255.5 million (US$ 57.5 million) (39% of the total balance sheet). Most of the increase in the Company's equity during the third quarter, which brought the equity to NIS 64.5 million (US$ 14.5 million), derives from the capital raised (NIS 51.6 million or US$ 11.6 million) and the profit of the third quarter of 2003 in the amount of NIS 10.3 million (US$ 2.3 million).

B. Long Term Loans Including Current Maturities of Long Term Loans (Quarterly Average)

The average scope of long term credit from banks totaled NIS 200.2 million (US$ 45.1 million). During the same quarter last year, the Company had NIS 125.7 million (US$ 28.3 million) at its disposal. Most of the growth in long term credit comes from the Flachsmann long term credit.

C. Short Term Loans Excluding Current Maturities of Long Term Loans (Quarterly Average)

The average scope of short term credit from banks totaled NIS 8.4 million (US$ 1.8 million). During the parallel period in 2002, the Company had NIS 4.4 million (US$ 1 million) at its disposal.

D. Credit From Suppliers and Customers (Quarterly Average)

The average scope of credit from suppliers and other creditors was NIS 156.5 million (US$ 35.2 million) (NIS 95.8 million or US$ 21.6 million during the same period in 2002). During the report period, Frutarom granted average credit of NIS 146.3 million (US$ 32.9 million) to receivables (NIS 106.4 million or US$ 24 million during the same period in 2002). Most of the growth results from the consolidation of Flachsmann.

VI. Disclosures about Market Risk

No significant events or changes occurred in the Company's exposure to market risk compared with June 30, 2003, as presented in the balance sheet of that date.

VII. External Influences

A. The global recessionary trend and the economic situation in important Frutarom markets have some influence on Frutarom's results. Improvement of the economic situation in Israel, the USA and other countries will contribute to Frutarom's continued success in achieving its goals.

B. The Israeli market is influenced by a recessionary trend and slowdown, which began in 2001 and continue until today. Despite this, Frutarom maintained and even grew its market share and as a result, its sales in Israel.

Excluding the above, there have not been any changes since the Directors Report issued for the period of January to December 2002 as stated in the Directors Report as at December 31, 2002.

VIII. The Flachsmann Group Acquisition and Merger

On June 16, 2003, Frutarom, through its subsidiary, Frutarom UK, completed the acquisition of 100% of the share equity of the Swiss company, Emil Flachsmann AG. Flachsmann was established in Switzerland in 1935 and develops, produces and markets flavors and fragrances to the food industry and botanical extracts for the flavor, fragrance, pharmaceutical, nutraceutical and functional food industries.

The acquisition's cost (following adjustment) was CHF 23 million (about US$ 17 million).

Since the acquisition, Frutarom has been working to merge Flachsmann within its global organization and to take advantage of the considerable synergy within the two companies' activity, with the focus on unifying and taking mutual advantage of the research, development, production, sales and marketing networks.

The addition of Flachsmann's knowhow, goodwill, skilled personnel, research and development network, production capacity and its quality, customers and market share added in strategic and important locations to the Frutarom Group will contribute substantially to strengthening Frutarom's two divisions and to positioning it as one of the leading companies in the world in its field.

IX. Events Following the Balance Sheet Date

There were no significant events following the balance sheet date.

The Board of Directors of the Company held three meetings during the period under report.

The Board of Directors thanks Frutarom's employees and management for the Company's achievements.

----------------------	----------------------
Ariel Ginsburg	Ori Yehudai
Member of the Board	President & CEO
	Member of the Board

November 13, 2003

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE PERIOD ENDING JUNE 30, 2003

General

Frutarom Industries Ltd. ("Frutarom" or "the Company") is a multinational company established in 1933 that became a public company in 1996. Frutarom has significant production and development centers on three continents and markets its products to 85 countries worldwide. 800 employees work at Frutarom throughout the world.

During the second quarter of 2003, Frutarom's trend of increased sales and profits continued for the fifteenth consecutive quarter. Frutarom continued to successfully implement its growth strategy, combining natural growth in the core business with acquisitions of activities and knowhow in its main fields of activity and in strategic geographical areas, while focusing on expanding and deepening its activity at existing sites. The business development of Frutarom subsidiaries established in recent years in countries with a high growth level, such as Russia, Ukraine, Kazakhstan and Turkey, where processed foods consumption is growing at a higher than average rate in comparison with other regions, contributed to the improvement in its performance and will contribute to the Company's long term growth.

As part of Frutarom's realization of its strategy to grow through fast organic growth of core activities by making acquisitions, on June 16 Frutarom completed the acquisition of the Swiss company, Emil Flachsmann AG ("Flachsmann"). Flachsmann has an innovative and modern production plant in Switzerland, near Zurich, production subsidiaries in Canada and Denmark, and marketing and sales offices in Germany and Hungary. Flachsmann develops, produces and markets flavors and fragrances for the food industry, and produces plant extracts for use by the flavor, fragrance, pharmaceutical, nutraceutical and functional food industries. The activities of the Flachsmann company complement Frutarom's with regard to both products and geographic dispersal. The integration of the companies has marked synergy, from which Frutarom will benefit during the future. The acquisition of Flachsmann is an additional step forward in Frutarom's path, and expands its global geographic dispersal, product range and customer base. The acquisition adds considerably to Frutarom's positioning as one of the leading companies in its field in the world.

In the June 30, 2003 financial reports Frutarom consolidated Flachsmann's assets and commitments into its balance sheet for the first time. The results of Flachsmann's activity will be included in Frutarom's consolidated financial reports as of the next quarter.

On July 15, Frutarom completed a private placement of the Company's shares to leading institutional bodies, raising US$ 11.8 million in capital.

During the second quarter of 2003, Frutarom's sales rose 9.8% to reach NIS 139.2 million (US$ 32.3 million). Gross profit rose 14.9% during the same period to reach NIS 46.7 million (US$ 10.8 million) and gross margin rose from 32.1% to 33.6%. Operating profit rose 21.6% to NIS 18.2 million (US$ 4.2 million). Profit before tax grew 28.9% to reach NIS 18 million (US$ 4.2 million). Net profit grew 28.6% to NIS 12.5 million (US$ 2.9 million) compared with NIS 9.8 million (US$ 2.3 million) during the second quarter of 2002. Net profitability also rose, reaching 9.0% compared with 7.7% during the same period last year (5.8% in the second quarter of 2001).

The Company's equity totaled NIS 185.5 million (US$ 43.0 million) as at June 30, 2003, compared with NIS 159.2 million (US$ 36.9 million) as at June 30, 2002. The growth in equity during the second quarter is mainly due to the profit for the quarter.

The rise in net profit seen for fifteen successive quarters derives from the ongoing growth trend in the activity's turnover, due both to increased sales of Frutarom's core activities and the successful integration of the activities acquired, and the continuing improvement in product mix, contributed to by the sustained growth of the Flavors Division's relative portion of Frutarom's activity. Also playing a part to the growth in net profit were the Company's policy of controlled growth of expense levels and its maintenance of modest expense growth. The growth in activity, and this expense policy, both contribute to the rise in profitability and profit achieved by Frutarom in recent years.

Frutarom will continue to implement its expansion strategy through natural growth in its more profitable core activities, and through acquisitions of companies active in fields in which Frutarom already operates, with the aim of becoming one of the ten leading companies in the world in the flavor and fragrance field within a few years.

I. Short Description of the Company and its Business Environment

The Frutarom Group develops, produces and markets flavors, fragrances, seasonings and seasoning compounds through its Flavors Division. The Company's Fine Ingredients Division develops, produces and markets mainly raw materials intended primarily for the production of these compounds as well as botanical extracts and natural products, including standardized botanical extracts.

Through ArtChem, Frutarom develops, produces and markets raw materials in the peptide field, which are intended for use by the biotechnology pharmaceutical industry.

Through its subsidiary, Frutarom Trade & Marketing (1990) Ltd., the Company also markets various raw materials not produced by it, to customers in Israel.

Frutarom's products are intended for the food, beverage, flavor, fragrance, pharmaceutical, nutraceutical, functional food, food additives, cosmetic, and detergent industries. Frutarom's products are produced at its plants in Israel, the USA, Canada, Switzerland, the UK, Denmark, China and Turkey.

Frutarom's products are sold in over 85 countries worldwide. The Company's international marketing organization includes its marketing branches in Israel, the US, the UK, Switzerland, Germany, Denmark, France, Russia, Ukraine, Kazakhstan, Turkey, Brazil, China, Hong Kong and India. The Company also works through local agents and distributors worldwide.

II. Results of Activities

Frutarom's sales rose 9.8% during the second quarter of 2003 to total NIS 139.2 million (US$ 32.3 million) compared with NIS 126.7 million (US$ 29.4 million) during the same quarter in 2002 and NIS 116.5 million (US$ 27.0 million) during the same quarter in 2001.

This growth in sales is mainly the result of:

A. Continued accelerated growth trend in recent years in the Flavors Division, the more profitable of the Company's varied activities, due to the consolidation and strengthening of activity in Frutarom's subsidiaries. Frutarom will continue to invest in and strengthen all of the Flavors Division's sites in coming years, and regards this Division as a central element in its development strategy for the future.

B. Continued consolidation and strengthening of Frutarom's global development, sales and marketing network, including developing countries where Frutarom has begun activity in recent years (countries in which the demand for processed food products is double digit).

Frutarom expects the positive trend to continue in the future following the completion of the Flachsmann company's merger into Frutarom's global marketing network and the strengthening of its position in regions where Frutarom's presence to date has been less substantial, mainly as Western Europe, Scandinavia and Korea.

Sales Development - Second Quarters 2000 - 2003 (US$ million)



35
30
25
20
15
10
20.4
27
29.4
32.3
2000
2001
2002
2003

Frutarom continues to present a steady, ongoing rise in profit and profitability, which derives mainly from the increase in sales and the ongoing improvement in the Company's product mix. The Flavors Division's multinational activity has contributed markedly to this trend. This Division has grown substantially in recent years as part of a strategy of building and strengthening subsidiaries throughout the world, to which the acquisitions made in the past few years have contributed. The activity of the Flavors Division is the most profitable of Frutarom's activities.

Breakdown of Sales by Activity 1999 - 2003

	1999	2000	2001	2002	January - June 2003
Flavors Division	28.4%	32.4%	38.8%	42.3%	47.3%
Fine Ingredients Division	62.8%	59.8%	55.6%	52%	46.9%
Trade & Marketing	8.8%	7.8%	5.6%	5.7%	5.8%

Frutarom's gross margin rose 14.9% during the second quarter of 2003 to reach NIS 46.7 million (US$ 10.8 million) compared with NIS 40.6 million (US$ 9.4 million) during the second quarter of 2002. Profitability rose from 32.1% to 33.6% during the second quarter of this year.

Selling, administration and general expenses for the second quarter of 2003 totaled NIS 28.5 million (US$ 6.6 million) compared with NIS 25.6 million (US$ 5.9 million) during the same quarter in 2002. The increase in expenses derives mainly from the growth in activity and continued consolidation of Frutarom's global network.

Operating profit for the second quarter of 2003 continued its upward climb of the past few years to reach NIS 18.2 million (US$ 4.2 million), growing 21.6% compared with the second quarter of 2002. Profitability also continued to rise alongside profit, reaching 13.1% compared with 11.8% during the parallel period in 2002.

Finance expenses for the quarter totaled NIS 357,000 (US$ 82,800) compared with NIS 1.1 million (US$ 255,000) in the parallel quarter. The decrease derives from lower basic global interest rates, and exchange differences of balances that are not in US dollars.

Profit before tax for the second quarter rose 28.9% to NIS 18 million (US$ 4.2 million) compared with NIS 14 million (US$ 3.2 million) during the same quarter in 2002. Profitability rose to 12.9% compared with 11% during the parallel period in 2002.

Tax on income for the second quarter of 2003 totaled NIS 5.5 million (US$ 1.3 million) compared with NIS 4.2 (US$ 0.9 million) in the same quarter of 2002.

Net profit for the second quarter grew 28.6% compared with the second quarter of 2002 and 84.3% compared with the second quarter of 2001, reaching NIS 12.5 million (US$ 2.9 million) compared with NIS 9.8 million (US$ 2.3 million) during the same quarter in 2002. Profitability also grew to reach 9.0% compared with 7.7% during the second quarter of 2002 and 5.8% during the same quarter in 2001.

Frutarom will continue acting to sustain this positive trend in profit and profitability by: (1) continuing to grow sales; (2) continuing to grow the relative share of the Flavors Division (the more profitable of Frutarom's activities) in Frutarom's total activity; (3) introducing new products with higher than average profitability to the Fine Ingredients Division's production and marketing systems; and (4) continuing to make strategic acquisitions of companies and activities in fields and locales where the Company already has activity and their rapid and efficient merger into Frutarom's global network.

Profit Development - Second Quarters 2000 - 2003 (US$ million)


4.5
4
3.5
3
2.5
2
2.4
2.9
3.5
4.2
2000
2001
2002
2003
Operating Profit


10
8
6
4
6.5
8.6
9.4
10.8
2000
2001
2002
2003
Gross Profit

III. Financial Status



3
2.5
2
1.5
1
2.9
2.3
1.6
1.4
2000
2001
2002
2003

Net Profit



4.5
4
3.5
3
2.5
2
1.5
1
4.2
3.3
2.3
1.9
2000
2001
2002
2003

Profit before Tax

III. Financial Status

Total assets on June 30, 2003 amounted to NIS 641 million (US$ 148.6 million) compared with NIS 401 million (US$ 93.1 million) at June 30, 2002. This growth is mainly due to the consolidation of Flachsmann's assets (NIS 210 million or US$ 48.7 million) for the first time.

The Company's current assets totaled NIS 336.2 million (US$ 78.0 million) compared with NIS 231.8 million (US$ 53.8 million) at the end of the parallel quarter. The main contributors to the growth in current assets were the growth of NIS 25 million (US$ 5.8 million) in cash balances and negotiable securities, NIS 30.6 million (US$ 7.0 million) in receivables and NIS 41.5 million (US$ 9.6 million) in inventory, mostly resulting from the first consolidation of Flachsmann.

Fixed assets minus accumulated depreciation totaled NIS 254.5 million (US$ 59.0 million) on June 30, 2003, compared with NIS 138.3 million (US$ 32.0 million) at the end of the same quarter in 2002.

IV. Liquidity

During the second quarter of 2003, cash flow from operating activity reached NIS 12.1 million (US$ 2.8 million) compared with NIS 13.3 million (US$ 3.1 million) which derived from current activities during the second quarter of 2002.

V. Sources of Finance

A. Equity

The Company's equity at the balance sheet date totaled NIS 185.5 million (US$ 43.0 million) (28.9% of the total balance sheet). After the capital raising completed by the Company during July 2003, the Company's equity constituted 34.1% of the balance sheet. The Company's equity grew NIS 9.9 million (US$ 2.3 million) during the quarter (after distributing a dividend of NIS 3.9 million or US$ 0.9 million), mainly due to the profit of the second quarter of 2003.

B. Long Term Loans Including Current Maturities of Long Term Loans (Quarterly Average)

The average scope of long term credit from banks totaled NIS 142 million (US$ 32.9 million). During the parallel quarter last year, the Company had NIS 115.3 million (US$ 26.7 million) at its disposal. The modest growth comes in spite of the first consolidation of the Flachsmann loan in the amount of NIS 68.3 million (US$ 15.8 million) and after repayment of a long term loan.

C. Short Term Loans Excluding Current Maturities of Long Term Loans (Quarterly Average)

The average scope of short term credit from banks totaled NIS 32.2 million (US$ 7.5 million). During the parallel period in 2002, the Company had NIS 15.5 million (US$ 3.6 million) at its disposal. The growth derives primarily from a short term loan to finance the Flachsmann acquisition.

D. Credit From Suppliers and Customers (Quarterly Average)

The average scope of credit from suppliers and other creditors was NIS 113.7 million (US$ 26.4 million) (NIS 90.5 million or US$ 20.1 million during the same period in 2002). During the report period, Frutarom granted average credit of NIS 124.8 million (US$ 29.0 million) to receivables (NIS 100 million or US$ 23.1 million during the same period in 2002). Most of the growth results from the first time consolidation of Flachsmann.

VI. Disclosures about Market Risk

Consolidated Balance Sheets by Main Currencies

As at June 30, 2003 (US$ 000)

	USD	GBP	Euro	CHF	Other Monetary Currencies	NIS	Non Monetary items	Total
Assets								
Cash and Equivalents	2,629	1,477	219	81	460	43		4,909
Securities				1,956				1,956
Customers	8,245	7,147	1,610	3,316	3,382	8,446		32,146
Other debtors	4,648	1,256	31	1,741	695	714		9,085
Inventory							32,232	32,232
Fixed assets, net							59,014	59,014
Other assets, net							9,263	9,263
Total	15,522	9,880	1,860	7,094	4,537	9,203	100,509	148,605
Liabilities								
Bank credit		997		16,587	873	135		18,592
Supplier	4,960	3,303	961	2,333	399	3,670		15,626
Other creditors	4,137	7,315	200	4,006	599	4,841		21,098
Bank loans (including current maturities)	18,144	8,655		15,843				42,642
Employee retirement rights liabilities							960	960
Deferred taxes							6,678	6,678
Shareholders Equity							43,009	43,009
	27,241	20,270	1,161	38,769	1,871	8,646	50,647	148,605
Net Assets (Liabilities)	-11,719	-10,390	699	-31,675	2,666	557	49,862	0

On July 16, a short term loan in the amount of NIS 66.6 million (US$ 15.4 million) taken by Frutarom in order to acquire the Flachsmann company was repaid in full.

No significant events or changes in this field occurred following the balance sheet date.

VII. External Influences

A. The global recessionary trend and the economic situation in important Frutarom markets have some influence on Frutarom's results. Improvement of the economic situation in Israel, the USA and other countries will contribute to Frutarom's continued success in achieving its goals.

B. The Israeli market is influenced by a recessionary trend and slowdown, which began in 2001 and continue until today. Despite this, Frutarom maintained and even grew its market share and as a result, its sales in Israel.

Excluding the above, there have not been any changes since the Directors Report issued for the period of January to December 2002 as stated in the Directors Report as at December 31, 2002.

VIII. The Flachsmann Group Acquisition

On June 16, 2003, Frutarom, through its subsidiary, Frutarom UK, completed the acquisition of 100% of the share equity of the Swiss company, Emil Flachsmann AG. Upon signing, the Company paid SFR 21 million (about US$ 16.0 million) for the acquisition, and over the next three years, on each successive anniversary, the Company will pay SFR 1.5 million, bringing the cost of the entire acquisition to SFR 25.5 million (about US$ 20.0 million), similar to Flachsmann's balance sheet equity at the time of the acquisition.

Flachsmann was established in Switzerland in 1935 and develops, produces and markets flavors and fragrances to the food industry and botanical extracts for the flavor, fragrance, pharmaceutical, nutraceutical and functional food industries. Flachsmann has production plants in Switzerland, Canada and Denmark, and marketing and sales offices in Germany and Hungary. In 2002, Flachsmann's sales turnover totaled SFR 40.1 million (about US$ 31.0 million).

Flachsmann's activity is synergistic with Frutarom's activity in its two existing divisions: Flavors and Fine Ingredients, and expands Frutarom's multinational presence. Flachsmann's well established marketing network in Western Europe, with marketing and sales offices in Switzerland, Germany, Denmark and Hungary, will be added to Frutarom's global sales and marketing network, particularly in markets where Frutarom has a relatively thin presence. The addition of Flachsmann's knowhow, goodwill, skilled personnel, production capacity, customers and market share will contribute substantially to strengthening Frutarom's two divisions and to positioning it as one of the leading companies in the world in its field.

The acquisition is expected to expand the Frutarom Group's existing customer base and add new customers from among the leading multinational food and pharmaceutical manufacturers, primarily in the Western European market, with

emphasis on Switzerland and Germany, and in the market in Eastern Asia, mainly Korea and Japan.

Flachsmann's assets and liabilities were consolidated for the first time in the Company's consolidated financial reports as at June 30, 2003. The fair value of Flachsmann's assets and liabilities is based on an assessment which is not final, and subject to adjustments that will be required upon completing the value assessments. The results of Flachsmann's activity will be consolidated in the consolidated financial reports as of July 1, 2003.

Following are the Flachsmann assets and liabilities as at June 30, 2003, based on their fair value at the time of the acquisition, and the liabilities involved in the acquisition as included in Frutarom's financial reports:

	US$ 000 as at June 30, 2003
Current assets	18,646
Long term debt balances	2,358
Fixed and other assets	28,144
Current liabilities	(10,363)
Long term liabilities	(17,991)
Total cost of acquisition	**20,794**

IX. Events Following the Balance Sheet Date

According to a decision made by the Board of Directors of the Company on July 9, 2003, on July 15, Frutarom completed a capital raising of NIS 51,135,000 (US$ 11,858,766) in consideration for the allocation of 5,135,000 regular shares, par value NIS 1 each, to leading institutional investors.

The Board of Directors of the Company held two meetings during the period under report.

The Board of Directors thanks Frutarom's employees and management for the Company's achievements.

Ariel Ginsburg
Member of the Board

Ori Yehudai
President & CEO
Member of the Board

August 4, 2003

FRUTAROM
FOUNDED 1933

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE PERIOD ENDING MARCH 31, 2003

General

Frutarom is a multinational company established in 1933 that became a public company in 1996. Frutarom has considerable production and development centers on three continents and markets its products to 75 countries worldwide. 650 employees work at Frutarom throughout the world.

During the first quarter of 2003, Frutarom Industries Ltd.'s ("Frutarom" or "the Company") trend of increased sales and profits continued for the fourteenth consecutive quarter. Frutarom continued to successfully implement its growth strategy combining natural growth in the core business with acquisitions of activities and knowhow in its main fields of activity and in strategic geographical areas, while focusing on expanding and deepening its activity at existing sites. The business development of Frutarom subsidiaries established in recent years in countries with a high growth level, such as Russia and Turkey, where consumption of processed foods is growing at a higher than average rate in comparison with other regions, contributed to the improvement in its performance and will contribute to the Company's long term growth.

During the first quarter of 2003, Frutarom's sales rose 4.2% to reach NIS 132.1 million (US$ 28.2 million). Operating profit rose 5.5% during the same period to reach NIS 14.9 million (US$ 3.2 million), profit before tax grew 8.5% to reach NIS 13.4 million (US$ 2.9 million) and net profit grew 12.6% to NIS 9.3 million (US$ 2.0 million) compared with NIS 8.2 million (US$ 1.8 million) during the first quarter of 2002 and NIS 6.6 million (US$ 1.4 million) during the first quarter of 2001.

The Company's equity totaled NIS 190.6 million (US$ 40.7 million) as at March 31, 2003, compared with NIS 167.5 million (US$ 35.7 million) as at March 31, 2002, growing 13.8%.

The rise in net profit seen for fourteen successive quarters derives from the ongoing growth trend in the activity's turnover, due both to increased sales of Frutarom's core products and acquisitions and mergers. Contributing to the growth in net profit were the continuing improvement in product mix and controlled low level growth in expenses, which have played a part in the rise in net and operating profit and profitability achieved by Frutarom in recent years.

Frutarom will continue to implement its expansion strategy through natural growth in its core activities and markets, and through acquisitions of companies active in fields in which Frutarom already operates. The Company's goal is to become one of the ten leading companies in the world in the flavor and fragrance field within a few years.

I. Short Description of the Company and its Business Environment

The Frutarom Group develops, produces and markets flavors, fragrances, seasonings and seasoning compounds through the Compounds Division. The Company's Fine Ingredients Division develops, produces and markets raw materials intended primarily for the production of these compounds as well as botanical extracts and natural products, including standardized botanical extracts (Botanicare™).

Through ArtChem, Frutarom develops, produces and markets raw materials in the peptide field, which are intended for use by the biotechnology pharmaceutical industry.

Through its subsidiary, Frutarom Trade & Marketing (1990) Ltd., the Company also markets various raw materials not produced by it, to customers in Israel.

Frutarom's products are intended for the food, beverage, flavor, fragrance, nutraceutical, pharmaceutical, functional food, food additives, cosmetic, and detergent industries. Frutarom's products are produced at its plants in Israel, the USA, the UK, China and Turkey.

Frutarom's products are sold in over 75 countries worldwide. The Company's international marketing organization includes its marketing branches in the US, the UK, Israel, France, Russia, Ukraine, Kazakhstan, Turkey, Brazil, China, Hong Kong and India. The Company also works through local agents and distributors worldwide.

II. Results of Activities

Frutarom's sales rose 4.2% during the first quarter of 2003 to total NIS 132.1 million (US$ 28.2 million) compared with NIS 126.9 million (US$ 27.1 million) during the same quarter in 2002 and NIS 113.1 million (US$ 24.1 million) during the same quarter in 2001.

This growth in sales is mainly the result of:

A. Continued consolidation and strengthening of Frutarom's global sales and marketing network, especially in developing countries where Frutarom has begun activity in recent years (countries in which the demand for processed food products is double digit).

B. Continued growth in recent years in the Compounds Division, the more profitable of the Company's varied activities, due to the consolidation and strengthening of activity in Frutarom's subsidiaries. Frutarom will continue to invest in and strengthen all of the Compounds Division's sites in coming years, since it regards this Division as a central element in its development strategy.

The Company's activity is seasonal, with lower sales in the fourth quarter than in the first three. This seasonality is caused by the fact that a substantial portion of Frutarom's products are intended for the beverage and ice cream industries, whose products are consumed less in winter than in summer. The Company is acting to reduce this influence on the results of its activity.

Sales Development - First Quarters 2000 - 2003 (US$ million)


29
27
25
23
21
19
17
21.91
24.13
27.07
28.18
2000
2001
2002
2003

The sustained growth in profit and profitability derives mainly from the increase in sales and the ongoing improvement in the Company's product mix. Frutarom will continue working to maintain this positive trend. In recent years Frutarom has been successfully implementing a growth strategy in the Compounds Division's share with the aim of raising it to 50% of Frutarom's total activity. The Compounds Division enjoys high profitability.

Breakdown of Sales by Activity 1999 - 2003

	1999	2000	2001	2002	Q1 2003
Compounds Division	28.4%	32.4%	38.8%	42.3%	45.1%
Fine Ingredients Division	62.8%	59.8%	55.6%	52%	48.6%
Trade & Marketing	8.8%	7.8%	5.6%	5.7%	6.3%

Frutarom's gross margin rose 4.1% during the first quarter of 2003 to reach NIS 42.0 million (US$ 9.0 million) compared with NIS 40.4 million (US$ 8.6 million) during the first quarter of 2002. The increase in profit derives from higher sales.

Selling, administration and general expenses for the first quarter of 2003 totaled NIS 27.1 million (US$ 5.8 million) compared with NIS 26.2 million (US$ 5.6 million) during the parallel quarter. The increase in expenses derives mainly from the growth in activity and continued consolidation of Frutarom's global network.

Operating profit for the first quarter of 2003 continued its upward climb of the past few years to reach NIS 14.9 million (US$ 3.2 million), growing 5.5% compared with the first quarter of 2002. This year profitability also continued

to rise, reaching 11.3% compared with 11.1% during the parallel period in 2002.

Finance expenses for the quarter totaled NIS 1.5 million (US$ 0.3 million) compared with NIS 1.8 million (US$ 0.4 million) in the parallel quarter. The decrease derives from lower global interest rates, reduction of the Company's short term loans, and exchange differences of balances that are not in US dollars.

Profit before tax for the first quarter rose 8.5% to NIS 13.4 million (US$ 2.9 million) compared with NIS 12.3 million (US$ 2.6 million) during the same quarter in 2002.

Tax on income for the first quarter of 2003 totaled NIS 4.1 million (US$ 0.9 million), similar to that of the parallel quarter.

Net profit for the first quarter grew 12.6% compared with the first quarter of 2002 and 40.9% compared with the first quarter of 2001, reaching NIS 9.3 million (US$ 2.0 million) compared with NIS 8.2 million (US$ 1.6 million) during the parallel quarter of 2002. Profitability also grew to reach 7% compared with 6.5% during the first quarter of 2002.

Frutarom will continue acting to sustain this positive trend in profit and profitability by: (1) continuing to grow sales; (2) continuing to grow the relative share of the Compounds Division (the more profitable of Frutarom's activities) in Frutarom's total activity; (3) continuing to introduce new products with higher than average profitability to the Fine Ingredients Division's production and marketing systems; and (4) continuing to make strategic acquisitions of companies and activities in fields and locales where the Company already has activity and merging them into Frutarom's global network.

<u>Profit Development - First Quarters 2000 - 2003 (US$ million)</u>



3.5
3
2.5
2
1.5
1
0.5
0
2.24
2.75
3
3.18
2000
2001
2002
2003
Operating Profit
1.8
1.5
1.2
0.9
0.6
0.3
0
1.32
1.4
1.75
2
2000
2001
2002
2003
Net Profit

III. Financial Status

Total assets on March 31, 2003 amounted to NIS 446.3 million (US$ 95.2 million) compared with NIS 423.5 million (US$ 90.4 million) at March 31, 2002.

The Company's current assets totaled NIS 259.7 million (US$ 55.4 million) compared with NIS 241.2 million (US$ 51.5 million) at the end of the parallel quarter. The main contributors to the growth in current assets were the growth of NIS 4.6 million (US$ 1.0 million) in cash balances, NIS 9.7 million (US$ 2.1 million) in receivables and NIS 3.8 million (US$ 0.8 million) in inventory.

Fixed assets minus accumulated depreciation totaled NIS 186.7 million (US$ 39.8 million) on March 31, 2003, compared with NIS 182.4 million (US$ 38.9 million) at the end of the parallel quarter.

IV. Liquidity

During the first quarter of 2003, cash flow from operating activity reached NIS (1.2) million (US$ (0.3) million) compared with NIS 5.0 million (US$ 1.1 million) which derived from current activities during the first quarter of 2002. During the first quarter of 2003, cash flow was influenced mainly by growth in receivables, which derives mostly from the NIS 13.4 million (US$ 2.9 million) growth in sales compared with the previous quarter.

V. Sources of Finance

A. Equity

Equity at the balance sheet date totaled NIS 190.6 million (US$ 40.7 million), 42.7% of the total balance sheet compared with 39.6% during the parallel quarter in 2002. Company equity grew NIS 8.7 million (US$ 1.9 million) during the quarter, mainly due to the profit of the first quarter of 2003.

B. Long Term Loans Including Current Maturities of Long Term Loans (Quarterly Average)

The average scope of long term credit from banks totaled NIS 131 million (US$ 27.9 million). During the parallel quarter, the Company had NIS 126.2 million (US$ 26.9 million) at its disposal.

C. Short Term Loans Excluding Current Maturities of Long Term Loans (Quarterly Average)

The average scope of short term credit from banks totaled NIS 5.4 million (US$ 1.2 million). During the parallel period in 2002, the Company had NIS 18.8 million (US$ 4.0 million) at its disposal.

D. Credit From Suppliers and Customers (Quarterly Average)

The average scope of credit from suppliers and other creditors was NIS 94.1 million (US$ 20.1 million) (NIS 94.2 million or US$ 20.1 million during the same period in 2002). During the report period, Frutarom granted average credit of NIS 110.9 million (US$ 23.7 million) to receivables (NIS 109.2 million or US$ 23.3 million during the same period in 2002).

VI. Disclosures about Market Risk

There have not been any substantial changes in the Company's exposure to market risk compared with that as at December 31, 2002, as presented in the Directors report for that period.

No significant events or changes in this field occurred following the balance sheet date.

VII. External Influences

A. The Israeli market is influenced by a recessionary trend and slowdown, which began in 2001 and continue until today. Despite this, Frutarom maintained its market share and its sales in Israel.

B. The air of uncertainty prevailing during the first quarter due to the war in Iraq and the general decline in activity in important Frutarom markets did not have any significant influence on Frutarom's results. The air of uncertainty did have some influence in the USA, where a slowdown was felt with important customers.

C. During the first quarter and until the date of this report, the SARS virus did not influence Frutarom's results, and the Company does not believe that it will have a significant influence on its results in the future.

Excluding the above, there have not been any changes since the Directors Report issued for the period of January to December 2002 as stated in the Directors Report as at December 31, 2002.

VII. Events Following the Balance Sheet Date

There have not been any significant events since the date of the balance sheet.

This year, as in 2002, the Board of Directors of the Company decided on April 9, 2003 to distribute a dividend in the amount of NIS 0.10 per share, totaling NIS 4,104,136, to the shareholders.

The Board of Directors of the Company held two meetings during the period under report.

The Board of Directors thanks Frutarom's employees and management for the Company's achievements.

---------------------	---------------------
Dr. J. J. Farber	Ori Yehudai
Chairman of the Board	President & CEO
	Member of the Board

May 13, 2003